Exhibit 99.26

Execution Version

FIRST AMENDMENT TO LOAN DOCUMENTS

This FIRST AMENDMENT TO LOAN DOCUMENTS (this “Amendment”), dated as of May 31, 2019, is entered into by and among AKUMIN INC., an Ontario corporation (“Holdings”), Akumin Corp., a Delaware corporation (the “Borrower”), each Guarantor listed on the signature pages hereto, including the guarantors listed on Exhibit A hereto (the “Joining Guarantors”), Compass Bank d/b/a BBVA Compass, in its capacity as a Swing Line Lender, an L/C Issuer and Administrative Agent, (the “Administrative Agent”) and the Lenders (defined below) party hereto.

RECITALS

WHEREAS, the Borrower, Holdings, the Administrative Agent and certain banks and other financial institutions (the “Existing Lenders”) are parties to that certain Credit Agreement, dated as of August 15, 2018 (as amended hereby, and as further amended, restated, extended, supplemented or otherwise modified from time to time, the “Credit Agreement” and the Credit Agreement prior to giving effect to this Amendment being referred to as the “Existing Credit Agreement”), pursuant to which the Existing Lenders have extended revolving credit facilities and a term loan facility to the Borrowers;

WHEREAS, the Loan Parties have requested that the Lenders agree to amend certain provisions of the Existing Credit Agreement, as more particularly set forth below, and the Lenders party to this Amendment (after giving effect to the Facility Adjustments (defined below)) are willing to effect such amendments, as provided in, and on the terms and conditions contained in, this Amendment;

WHEREAS, the Loan Parties have also requested that the Existing Credit Agreement be amended and increased to provide for (a) a Term A Facility (as defined in the Credit Agreement) in an aggregate principal amount of $66,000,000, (b) a Term B Facility (as defined in the Credit Agreement) in an aggregate principal amount of $266,000,000, and (c) a revolving credit facility with aggregate Revolving Credit Commitments (as defined in the Credit Agreement) in a principal amount of $50,000,000, and the banks, financial institutions and other lenders providing the Term Loan and the Revolving Credit Commitments (the “Lenders”) are willing to amend the Credit Agreement to provide such credit facilities as provided in, and on the terms and conditions contained in, this Amendment and in the Credit Agreement;

WHEREAS, certain lenders under the Existing Credit Agreement identified on the signature pages hereto as “Departing Lenders” (the “Departing Lenders”) have agreed to assign their Revolving Credit Commitments, Revolving Credit Loans and Term Loans (each as defined in the Existing Credit Agreement) under the Existing Credit Agreement pursuant to the terms hereof, with such assignment being deemed to occur simultaneously with the Facility Adjustments and prior to the amendments set forth herein; and

WHEREAS, the Lenders are willing to consent to the requested amendments to and increases of the Existing Credit Agreement and the Facility Adjustments, all as provided in, and on the terms and conditions contained in, this Amendment.

NOW, THEREFORE, for valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree, as applicable, as follows:

1. Defined Terms. Unless otherwise defined herein, capitalized terms used herein shall have the meanings, if any, assigned to such terms in the Credit Agreement.

2. Amendments to Loan Documents. Subject to the terms and conditions hereof and in accordance with Section 10.1 of the Existing Credit Agreement:

(a) The Existing Credit Agreement (other than the Schedules and Exhibits thereto) is hereby amended in its entirety to read in the form of Annex I attached hereto (which such amended Credit Agreement shall include the amended and increased Term Commitments and Revolving Credit Commitments provided in this Amendment).

(b) The Schedules to the Existing Credit Agreement are hereby amended by replacing such Schedules in their entirety with those attached as Annex II hereto.

(c) The Exhibits to the Existing Credit Agreement are hereby amended by replacing such Exhibits in their entirety with those attached as Annex III hereto.

(d) The Schedules to the Security Agreement are hereby amended by replacing such Schedules in their entirety with those attached as Annex IV hereto.

(e) Section 1.1(v) of Exhibit C to the Security Agreement is hereby amended by deleting the phrase “all any and all claims” and inserting in lieu thereof “any and all claims”.

(f) Schedule III to the Canadian Security Agreement is hereby amended by replacing such Schedule in its entirety with that attached as Annex V hereto.

(g) Section 1.1(v) of Exhibit C to the Canadian Security Agreement is hereby amended by deleting the phrase “all any and all claims” and inserting in lieu thereof “any and all claims”.

3. Facility Adjustments.

(a) Upon the First Amendment Effective Date (defined below) (i) the aggregate principal amount of the Term A Loans and Term B Loans referenced in the amended Credit Agreement set forth as Annex I hereto in excess of the principal amount of the Term Loans (as defined in the Existing Credit Agreement) outstanding immediately prior to the First Amendment Effective Date shall be provided by the applicable Lenders so that, after giving effect thereto, the aggregate amount of the Delayed Draw Loan Term Commitment, Term A Loan and Term B Loan of each applicable Lender shall be as set forth on Schedule 2.01 to the Credit Agreement included in Annex II hereto, and (ii) the Revolving Credit Commitments referenced in the amended Credit Agreement set forth as Annex I hereto shall be made available by the applicable Lenders so that, after giving effect thereto, the aggregate amount of the Revolving Credit Commitments of each applicable Lender shall be as set forth on Schedule 2.01 to the Credit Agreement included in Annex II hereto.

(b) Notwithstanding anything to the contrary in the Existing Credit Agreement or the Credit Agreement, in connection with the increase of the Term Loans (as defined in the Existing Credit Agreement) as Term A Loans and Term B Loans hereunder, and the increase of the Revolving Credit Commitments hereunder, each party hereto agrees (i) that the requisite assignments shall be deemed to be made in such amounts among the Lenders and the Departing Lenders, and from each Lender and Departing Lender to each other applicable Lender, with the same force and effect as if such assignments were evidenced by an Assignment and Assumption as required under the Existing Credit Agreement and (ii) to any adjustments to be made to the Register to effectuate such reallocations and assignments. In connection therewith, (x) any reallocation among the applicable Lenders and the Departing Lenders resulting from the Facility Adjustments, (y) the repayment of any Loans necessary in connection with the Facility Adjustments (if any), and (z) any reallocation among the applicable Lenders of outstanding Loans resulting from the Facility Adjustments (if any), shall in each case all occur on the First Amendment Effective Date in connection with the effectiveness of this Amendment, and the Administrative Agent may make such adjustments between and among the applicable Lenders and Departing Lenders

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(including adjustments to participations under the Credit Agreement in outstanding Letters of Credit and Swing Line Loans) as are reasonably necessary to effectuate the Facility Adjustments, so that the outstanding Revolving Credit Commitments, Term A Loans (and the related Delayed Draw Term Commitments) and Term B Loans are as set forth on the revised Schedule 2.01 to the Credit Agreement included in Annex II hereto as of the First Amendment Effective Date and the outstanding Loans and Delayed Draw Term Commitment on the First Amendment Effective Date are held by the applicable Lenders in accordance with their respective Applicable Percentage (the increase of the facilities provided in the Credit Agreement, and the assignments, adjustments and reallocations set forth in this sentence, collectively, the “Facility Adjustments”). Notwithstanding anything to the contrary in Section 10.06 of the Existing Credit Agreement, the Credit Agreement or this Amendment, no other documents or instruments, including any Assignment and Assumption, shall be executed in connection with these assignments (all of which requirements are hereby waived), and such assignments shall be deemed to be made with all applicable representations, warranties and covenants as if evidenced by an Assignment and Assumption.

(c) Notwithstanding anything to the contrary in the Existing Credit Agreement or the Credit Agreement, each Lender agrees that (i) the Facility Adjustments provided by this Amendment shall each be effective upon the First Amendment Effective Date immediately prior to the effectiveness of the amendments set forth in Section 2 above, (ii) the conditions to effectiveness of the Facility Adjustments and the amendments set forth in Section 2 above are limited to the conditions to the effectiveness of this Amendment on the First Amendment Effective Date as set forth below and (iii) no increase to the Term Loan (as defined in the Existing Credit Agreement) as Term A Loans and/or Term B Loans provided herein shall constitute an incurrence of or increase to the facilities provided under Section 2.14 of the Existing Credit Agreement or of the Credit Agreement.

(d) To the extent not otherwise a Lender prior to the date of this Amendment, the Lenders providing any portion of the facilities under the Credit Agreement (collectively, the “Joining Lenders”) are parties to this Amendment for the purposes of agreeing to the Credit Agreement, becoming party thereto and becoming bound by the provisions thereof in the capacity of a Lender and providing their portion of the Term A Loans (including the Delayed Draw Term Commitment), Term B Loans and/or Revolving Credit Loans.

4. Joinder of Joining Lenders. By its execution of this Amendment, each Joining Lender hereby confirms and agrees that, on and after the First Amendment Effective Date, it shall be a party to the Credit Agreement as a Lender, shall have all of the rights and be obligated to perform all of the obligations of a Lender thereunder and its Term A Loans (including its Delayed Draw Term Commitment), Term B Loans and/or Revolving Credit Commitment shall be as set forth on the revised Schedule 2.01 to the Credit Agreement included in Annex II hereto. Each Joining Lender severally, and not jointly, further (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Amendment and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Assignee under Section 10.06 of the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement, which such consents shall be deemed provided, to the extent required, by each Person that executes this Amendment), (iii) from and after the First Amendment Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and shall have the obligations of a Lender thereunder, and (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into the Credit Agreement on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent, any other Lender, agent or arranger; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent,

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or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations that by the terms of the Loan Documents are required to be performed by it as a Lender.

5. Representations and Warranties. The Borrower and each of the other Loan Parties (including, without limitation, each Joining Guarantor), by its execution of this Amendment, hereby represents and warrants to the Administrative Agent and the Lenders as of the First Amendment Effective Date as follows:

(a) the execution, delivery and performance by each Loan Party of this Amendment have been duly authorized by all necessary corporate or other organizational action and do not and will not (i) require any consent or approval of the shareholders or members of such Loan Party, (ii) violate any provision of any law, rule, regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System), order, writ, judgment, injunction, decree, determination, or award presently in effect having applicability to such Loan Party or of the constitutional documents, charter or bylaws of such Loan Party, (iii) result in a breach of or constitute a default under any material indenture or loan or credit agreement or any other material agreement, lease, or instrument to which such Loan Party is a party or by which it or its properties may be bound or affected, or (iv) result in the creation of a Lien of any nature upon or with respect to any of the properties now owned or hereafter acquired by such Loan Party (other than Permitted Liens);

(b) this Amendment has been duly executed and delivered by each Loan Party, and this Amendment, the Credit Agreement and each other Loan Document (in each case, as amended hereby) constitutes a legal, valid and binding obligation of the Loan Parties, enforceable against each such Loan Party in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Debtor Relief Laws from time to time in effect which affect the enforcement of creditors’ rights in general and the availability of equitable remedies;

(c) the representations and warranties of each Loan Party contained in Article V of the Credit Agreement and in each other Loan Document are true and correct in all material respects on and as of the First Amendment Effective Date, except to the extent that such representations and warranties specifically relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date, and except that for purposes of this clause (c), the representations and warranties contained in Section 5.05 of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) of the Credit Agreement, as applicable; and

(d) after the effectiveness of this Amendment on the First Amendment Effective Date, the borrowing of Loans and the provision of the Delayed Draw Term Commitments and the Revolving Credit Commitments set forth herein, no Default or Event of Default has occurred and is continuing.

6. Effectiveness; Conditions Precedent. The effectiveness of this Amendment and the amendments to the Credit Agreement herein provided are subject to the satisfaction of the following conditions precedent (the date of such satisfaction, the “First Amendment Effective Date”):

(a) Receipt by the Administrative Agent of at least one fully executed copy of this Amendment, executed by Holdings, the Borrower, the Joining Guarantors, each other Guarantor, each Lender, each Departing Lender (solely in its capacity as such), and the Administrative Agent;

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(b) All outstanding Swing Line Loans made under (and as defined in) the Existing Credit Agreement by the Swing Line Lender under (and as defined in) the Existing Credit Agreement plus all accrued fees, expenses and interest thereon, shall be repaid at least one (1) Business Day prior to the First Amendment Effective Date;

(c) All unpaid interest and fees accrued through and including the First Amendment Effective Date on outstanding Loans made under (and as defined in) the Existing Credit Agreement, shall be repaid on or prior to the First Amendment Effective Date;

(d) No Swing Line Loans under (and as defined in) the Existing Credit Agreement shall be outstanding on the First Amendment Effective Date; and

(e) Receipt by the Administrative Agent of evidence satisfactory to it that the conditions set forth in Sections 4.01 and 4.02 of the Credit Agreement have been satisfied.

7. No Novation; Reaffirmation. Neither the execution and delivery of this Amendment nor the consummation of any other transaction contemplated hereunder is intended to constitute a novation of the Credit Agreement or of any of the other Loan Documents or any obligations thereunder. Each Loan Party (a) acknowledges and consents to all of the terms and conditions of this Amendment, (b) affirms all of its obligations under the Loan Documents as amended hereby, (c) agrees that this Amendment and all documents executed in connection herewith do not operate to reduce or discharge any Loan Party’s obligations under the Loan Documents, and (d) confirms that the Collateral Documents and the Liens granted thereunder remain in full force and effect notwithstanding the entry into this Amendment.

8. Departing Lenders. By its execution of this Amendment, each of the parties signatory hereto acknowledges and agrees that, upon the occurrence of the First Amendment Effective Date and the payment in full in cash in immediately available funds to each Departing Lender of all Obligations (including, without limitation, all principal amounts and accrued but unpaid interest) then owing to it under the Credit Agreement, (a) each Departing Lender shall cease to be a Lender under the Credit Agreement and (b) each Departing Lender shall have no further rights or obligations as a Lender under the Credit Agreement (and each such Departing Lenders’ Commitment under the Existing Credit Agreement is terminated and all of its obligations in respect of such Commitment or any extensions of credit under the Existing Credit Agreement and the other Loan Documents (as defined in the Existing Credit Agreement) are forever discharged), except to the extent of rights and obligations that survive a Lender’s assignment of its commitments pursuant to Section 10.05 of the Credit Agreement. Each Departing Lender is a party to this Amendment solely for the purpose of evidencing its agreement to Section 3(b) and this Section 8.

9. Joinder of Guarantors. By their respective execution of this Amendment, each Joining Guarantor hereby become a party (i) to the Subsidiary Guaranty (the “Guaranty”) and bound by all the terms, conditions, obligations, liabilities and undertakings of each Guarantor or to which each Guarantor is subject thereunder, including without limitation the joint and several, unconditional, absolute, continuing and irrevocable guarantee to the Administrative Agent for the benefit of the Secured Parties of the payment and performance in full of the Guaranteed Obligations (as defined in the Guaranty) whether now existing or hereafter arising, all with the same force and effect as if the Joining Guarantor were a signatory to the Guaranty, and (ii) the Security Agreement as a Grantor and bound by all the terms, conditions, obligations, liabilities and undertakings of each Grantor or to which each Grantor is subject thereunder, including without limitation the grant pursuant to Section 1 of the Security Agreement, and each Joining Guarantor does hereby grant a security interest to the Administrative Agent for the benefit of the Secured Parties in the property and property rights constituting Collateral (as defined in Section 1 of the Security Agreement) of such Grantor or in which such Grantor has or may have or acquire an interest

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or the power to transfer rights therein, whether now owned or existing or hereafter created, acquired or arising and wheresoever located, as security for the payment and performance of the Secured Obligations, all with the same force and effect as if each such Joining Guarantor were a signatory to the Security Agreement.

10. Miscellaneous.

(a) Except as herein expressly amended, all terms, covenants and provisions of the Existing Credit Agreement and each other Loan Document are and shall remain in full force and effect. All references in any Loan Document to the “Credit Agreement” or “this Agreement” (or similar terms intended to reference the Credit Agreement) or any references to any “Loan Document” shall henceforth refer to the Credit Agreement as amended by this Amendment or the Loan Documents as amended by this Amendment, as applicable. This Amendment shall be deemed incorporated into, and a part of, the Credit Agreement.

(b) This Amendment shall be binding upon and inure to the benefit of the parties hereto, each other Lender and each other Loan Party, and their respective successors and assigns.

(c) THIS AMENDMENT IS SUBJECT TO THE PROVISIONS OF SECTIONS 10.14 AND 10.15 OF THE CREDIT AGREEMENT RELATING TO GOVERNING LAW, VENUE AND WAIVER OF RIGHT TO TRIAL BY JURY, THE PROVISIONS OF WHICH ARE BY THIS REFERENCE INCORPORATED HEREIN IN FULL.

(d) This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Amendment shall become effective upon satisfaction of the conditions set forth in Section 6 hereof. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Amendment. This Amendment may not be amended except in accordance with the provisions of Section 10.019 of the Credit Agreement.

(e) If any provision of this Amendment or the other Loan Documents is held to be illegal, invalid or unenforceable, (i) the legality, validity and enforceability of the remaining provisions of this Amendment and the other Loan Documents shall not be affected or impaired thereby and (ii) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(f) The Borrower agrees to pay, (i) in accordance with and subject to the limitations in Section 10.04 of the Credit Agreement, all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates in connection with the preparation, execution, delivery, administration of this Amendment and the other instruments and documents to be delivered hereunder and (ii) all reasonable and documented out-pocket expenses incurred by the Administrative Agent in connection with the actions required to be taken by it pursuant to Section 9 of this Amendment on and after the First Amendment Effective Date.

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(g) None of the Facility Adjustment, this Amendment, the Credit Agreement, nor any other Loan Document shall release, limit or impair in any way the priority of any security interests and liens held by the Administrative Agent for the benefit of the Secured Parties against any assets of Holdings, the Borrower, any other Borrower, or any Guarantor arising under the Credit Agreement or any other Loan Documents, as each may be amended, restated, supplemented or modified from time to time.

(h) Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Existing Lenders, the Lenders, or the Administrative Agent under the Existing Credit Agreement, the Credit Agreement, or any other Loan Document. Except as expressly set forth herein, nothing herein shall be deemed to entitle Holdings, the Borrower or any other Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Existing Credit Agreement, the Credit Agreement or any other Loan Document in similar or different circumstances.

(i) This Amendment shall constitute a “Loan Document” under and as defined in the Credit Agreement.

(j) Each Lender party hereto hereby makes, as of the First Amendment Effective Date, the representations and warranties contained in Section 9.13 of the Credit Agreement.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

AKUMIN INC., as Holdings

By:	(signed) “Riadh Zine”

Name:	Riadh Zine

Title:	President and CEO

AKUMIN CORP., as the Borrower

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Executive Vice President and COO

AKUMIN HOLDINGS CORP., as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Executive Vice President and COO

ADG ACQUISITION HOLDINGS, INC., as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

ADVANCED DIAGNOSTIC RESOURCES, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

ADVANCED DIAGNOSTIC HOLDINGS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

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AFO IMAGING, INC., as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

AKUMIN FL, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

AKUMIN FLORIDA HOLDINGS, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

AKUMIN IMAGING TEXAS, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

DELAWARE OPEN MRI RADIOLOGY ASSOCIATES, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

ELITE IMAGING, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

ELITE RADIOLOGY OF GEORGIA, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

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IMAGING CENTER OF WEST PALM BEACH LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

JEANES RADIOLOGY ASSOCIATES, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

LCM IMAGING, INC., as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

LEBANON DIAGNOSTIC IMAGING, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PMI PARTNERS, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING AT THE MEDICAL CENTER, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING HEB, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

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PREFERRED IMAGING OF AUSTIN, LLC, as Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING AT CASA LINDA PLAZA, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF CORINTH, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF DENTON, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF FORT WORTH, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF FRISCO, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

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PREFERRED IMAGING OF GARLAND, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF GRAPEVINE/COLLEYVILLE, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF IRVING, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF MCKINNEY, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF MESQUITE, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

PREFERRED IMAGING OF PLANO, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name:	Rohit Navani

Title:	Chief Operating Officer

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PREFERRED IMAGING ON PLANO PARKWAY, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

PREFERRED OPEN MRI, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

RITTENHOUSE IMAGING CENTER, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

ROSE RADIOLOGY CENTERS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

ROUND ROCK IMAGING, LLC, as a Guarantor

By:	(signed) “Rohit Navani”
Name: Rohit Navani
Title: Chief Operating Officer

SYNCMED, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

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TIC ACQUISITION HOLDINGS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

VISTA PEM PROVIDERS, LLC, as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

WILKES-BARRE IMAGING, L.L.C., as a Guarantor

By:	(signed) “Rohit Navani”

Name: Rohit Navani
Title: Chief Operating Officer

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COMPASS BANK, as Administrative Agent

By:	(signed) “Kyle L. Sederstrom”

Name: Kyle L. Sederstrom
Title: Vice President

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COMPASS BANK, as a Lender

By:	(signed) “Kyle L. Sederstrom”
Name: Kyle L. Sederstrom
Title: Vice President

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THE BANK OF NOVA SCOTIA, as a Lender

By:	(signed) “Suneel Puri”
Name: Suneel Puri
Title: Director

By:	(signed) “Dan Cameron”
Name: Dan Cameron
Title: Director

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NATIONAL BANK OF CANADA, as a Lender

By:	(signed) “David Sellitto”

Name:	David Sellitto
Title:	Director

By:	(signed) “David Torrey”

Name:	David Torrey
Title:	Managing Director

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BANKUNITED, N.A., as a Lender

By:	(signed) “James P. Craig”

Name:	James P. Craig
Title:	SVP – Healthcare Practice Leader

By:

Name:
Title:

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WHITEHORSE ONSHORE CREDIT OPPORTUNITIES I SPC LLC, as a Lender

By:	(signed) “Richard Siegel”

Name:	Richard Siegel
Title:	Authorized Signatory

By:

Name:
Title:

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H.I.G. WHITEHORSE PRINCIPAL LENDING HOLDINGS, LLC, as a Lender

By:	(signed) “Richard Siegel”

Name:	Richard Siegel
Title:	Authorized Signatory

By:

Name:
Title:

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[First Amendment to Loan Documents – Signature Page]

[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

H.I.G. WHITEHORSE PRINCIPAL LENDING OFFSHORE HOLDINGS, LLC, as a Lender

By:	(signed) “Richard Siegel”

Name:	Richard Siegel
Title:	Authorized Signatory

By:

Name:
Title:

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SWISS CAPITAL HYS PRIVATE DEBT FUND L.P., as a Lender

By:	(signed) “Richard Siegel”

Name:	Richard Siegel

Title:	Authorized Signatory

By:

Name:
Title:

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[First Amendment to Loan Documents – Signature Page]

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WHITEHORSE FINANCE CREDIT I, LLC, as a Lender

By:	(signed) “Edward J. Giordano”

Name:	Edward J. Giordano

Title:	Authorized Signatory

By:

Name:
Title:

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[First Amendment to Loan Documents – Signature Page]

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H.I.G. WHITEHORSE TRISTAR CREDIT, LLC, as a Lender

By:	(signed) “Richard Siegel”

Name:	Richard Siegel

Title:	Authorized Signatory

By:

Name:
Title:

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[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

H.I.G. WHITEHORSE TRINITY CREDIT, LLC, as a Lender

By:	(signed) “Richard Siegel”

Name:	Richard Siegel

Title:	Authorized Signatory

By:

Name:
Title:

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MPS HOLDCO UK LIMITED, as a Lender

By:	(signed) “Richard Siegel”

Name:	Richard Siegel

Title:	Authorized Signatory

By:

Name:
Title:

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BCSSS HOLDCO UK LIMITED, as a Lender

By:	(signed) “Richard Siegel”

Name: Richard Siegel
Title: Authorized Signatory

By:

Name:
Title:

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HGC SPV, LLC, as a Lender

By:	(signed) “Richard Siegel”

Name: Richard Siegel
Title: Authorized Signatory

By:

Name:
Title:

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THORNEY ISLAND LIMITED PARTNERSHIP, as a
Lender

By:	(signed) “Richard Siegel”

Name: Richard Siegel
Title: Authorized Signatory

By:

Name:
Title:

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COMVEST CAPITAL IV, L.P., as a Lender

By:	(signed) “Jason Gelberd”

Name: Jason Gelberd
Title: Partner

By:

Name:
Title:

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COMVEST CAPITAL IV (LUXEMBOURG)
MASTER FUND, SCSP, as a Lender

By:	(signed) “Jason Gelberd”

Name: Jason Gelberd
Title: Partner

By:

Name:
Title:

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GREAT LAKES KCAP FUNDING I, LLC, as a Lender

By:	(signed) “Daniel Gilligan”
Name:	Daniel Gilligan
Title:	Authorized Signatory

By:

Name:
Title:

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GREAT LAKES KCAP F3C SENIOR, LLC, as a Lender

By:	(signed) “Daniel Gilligan”
Name:	Daniel Gilligan
Title:	Authorized Signatory

By:
Name:
Title:

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A-CAP INVESTMENTS RATED LLC, as a Lender

By:	(signed) “Edward Zhu”
Name:	Edward Zhu
Title:	Portfolio Manager

By:
Name:
Title:

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SIEMENS FINANCIAL SERVICES, INC., as a Departing Lender

By:	(signed) “Michael L. Zion”
Name:	Michael L. Zion
Title:	Vice President, Siemens Financial Services, Inc.

By:	(signed) “John Finone”
Name:	John Finone
Title:	Vice President

[First Amendment to Loan Documents – Signature Page]

Annex I

(Amendment No. 1 to Loan Documents)

[Credit Agreement]

See attached.

Annex I

Execution Version

CREDIT AGREEMENT

(as amended by the First Amendment to Loan Documents dated as of May 31, 2019)

Dated as of August 15, 2018

among

AKUMIN INC.,

as Holdings,

AKUMIN CORP.,

as the Borrower,

BBVA COMPASS,

as Administrative Agent, Swing Line Lender and L/C Issuer,

the Other Lenders Party Hereto

THE BANK OF NOVA SCOTIA,

as Syndication Agent,

BANKUNITED,

HIG WHITEHORSE,

TCW ASSET MANAGEMENT COMPANY LLC and

COMVEST CAPITAL IV, L.P.,

as Co-Documentation Agents

and

BBVA SECURITIES INC.,

as Lead Arranger and Sole Bookrunner

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

Page
Signatures		S-1

SCHEDULES

1.01	Guarantors
2.01	Commitments and Applicable Percentages
5.05	Supplement to Interim Financial Statements
5.08(b)	Existing Liens
5.08(c)	Owned Real Property
5.08(d)(i)	Leased Real Property (Lessee)
5.08(d)(ii)	Leased Real Property (Lessor)
5.08(e)	Existing Investments
5.09(c)	Environmental Compliance
5.12	ERISA Plans
5.13	Subsidiaries and Other Equity Investments; Loan Parties
5.14	Changes in Name, State of Formation and Structure; Tradenames
5.17	Intellectual Property Matters
5.22	Deposit or Securities Accounts
5.23	Fees and Commissions
5.24	Material Contracts
5.26	Additional Healthcare Matters
5.27	Third Party Payors
5.28	Principal Payors
7.01(b)	Existing Liens
7.02	Outstanding Indebtedness
7.03(f)	Existing Investments
7.14	Partnerships
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of

A-1	Committed Loan Notice
A-2	Committed Repayment Loan Notice
A-3	Swing Line Loan Notice
B-1	Term A Note
B-2	Term B Note
B-3	Revolving Credit Note
C	Compliance Certificate
D	Assignment and Assumption
E	Security Agreement

-v-

CREDIT AGREEMENT

This CREDIT AGREEMENT (“Agreement”) is entered into as of August 15, 2018 among Akumin Inc., an Ontario corporation (“Holdings”), Akumin Corp., a Delaware corporation (the “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), Compass Bank d/b/a BBVA Compass, as Administrative Agent, Swing Line Lender and an L/C Issuer, and BBVA Securities Inc. as Lead Arranger (“BSI”).

RECITALS

The Borrower has requested that the Lenders extend credit to the Borrower in the form of (i) a term loan facility in an initial aggregate principal amount of $100,000,000 and (ii) a revolving credit facility in an initial aggregate principal amount of $30,000,000, which will include sublimits for (x) the making of one or more Letters of Credit from time to time and (y) Swing Line Loans. The Lenders have indicated their willingness to lend and the L/C Issuer has indicated its willingness to issue letters of credit, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, such parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“2019 Acquisitions” means the acquisitions contemplated by the Purchase Agreements (each individually a “2019 Acquisition”).

“2019 Fee Letter” means that certain letter agreement, dated as of April 15, 2019, by and between the Borrower, BSI and the Administrative Agent.

“Account” means any “account” as such term is defined in the UCC or the PPSA, as applicable, now owned or hereafter acquired by any Loan Party.

“Account Debtor” means any Person who is obligated on an Account.

“Acquisition” means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which any Loan Party or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any Person, or division thereof, whether through purchase of assets, merger, amalgamation or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding ownership interests of a partnership or limited liability company.

“Activities” has the meaning set forth in Section 9.02(a).

“Additional Lender” has the meaning set forth in 2.14(b).

“ADG” means ADG Acquisition Holdings, Inc., a Florida corporation.

“Administrative Agent” means Compass Bank in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent Fee Letter” means that certain letter agreement, dated as of June 8, 2018, by and between the Borrower, BSI and the Administrative Agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent’s Group” has the meaning set forth in Section 9.02(a).

“Agents” means, collectively, the Administrative Agent and the Collateral Agent.

“Aggregate Commitments” means, as the context may require in reference to all Facilities hereunder, the aggregate Commitments of all the Lenders hereunder and, in reference to any particular Facility hereunder, the aggregate Commitments of all the Lenders under such Facility.

“Agreement” means this Credit Agreement, as amended, modified or supplemented from time to time.

“Akumin FL” means Akumin FL, LLC, a Florida limited liability company and wholly-owned direct Subsidiary of the Borrower that owns and operates four Florida clinics disclosed to the Administrative Agent and the Lenders.

“Akumin FL Loans” means all of the advances and loans made by the Borrower pursuant to the Akumin FL Note.

“Akumin FL Note” means that certain Amended and Restated Grid Note dated May 11, 2018 by Akumin FL to the Borrower in a maximum aggregate amount of $5,000,000.

“Akumin FL Security Agreement” means that certain Security Agreement dated April 5, 2018 among SRA Ventures, Inc., a corporation formed under the laws of Florida, MTL Investments, LLC, a limited liability company formed under the laws of Florida, and Advanced Imaging of Port Charlotte, LLC, a limited liability company formed under the laws of Florida, in favor of the Borrower, which security agreement was assumed by Akumin FL, LLC in connection with (and as security for) the Akumin FL Note on or about May 11, 2018.

“Alaris Note” means Indebtedness of Akumin FL evidenced by a subordinated note and security agreement dated May 11, 2018 owing to Alaris USA Inc. in an aggregate principal amount not to exceed (i) $1,500,000 plus (ii) the amount of the Earnout Obligation owing to Alaris USA Inc., which Earnout Obligation shall not exceed $4,000,000, for a maximum aggregate principal amount not to exceed $5,500,000 (which maximum aggregate principal amount shall be reduced by any payment made on or prior to the First Amendment Effective Date, including the payment pursuant to Section 4.01(a)(xiii)(B)).

“Alaris/Agent Subordination Agreement” means that certain Subordination Agreement dated May 31, 2019, in form and substance satisfactory to the Administrative Agent, pursuant to which the obligations of Akumin FL to the Secured Parties as a Loan Party under the Loan Documents are subordinated to the obligations of Akumin FL to Alaris USA Inc. pursuant to the Alaris Note for so long as the Alaris Note is outstanding.

“Alaris Subordination Agreement” means that certain Subordination Agreement dated May 11, 2018 pursuant to which the obligations of Akumin FL to Alaris USA Inc. pursuant to the Alaris Note are subordinated to the obligations of Akumin FL to the Borrower under the Akumin FL Note.

“All-In Yield” means, as to any Indebtedness, the effective all-in yield applicable thereto taking into account interest rate margins, original issue discount (“OID”), upfront fees (which shall be deemed to constitute like amounts of OID, with OID being equated to interest based on an assumed four-year weighted average life to maturity) payable in connection with the initial primary syndication thereof (if applicable) and any interest rate floor (with such increased amount being equated to interest margins for purposes of determining any increase to the Applicable Rate), or otherwise, in each case as reasonably determined by the Administrative Agent; provided that OID and upfront fees shall be equated to interest rate assuming a four-year weighted average life to maturity (or, if less, the remaining weighted average life to maturity the time of its incurrence of the applicable Indebtedness); and provided further that “All-In Yield” shall not include (i) customary arrangement fees, commitment fees, structuring fees and underwriting fees for such Indebtedness or any other fees not payable generally to the lenders providing such Indebtedness (regardless of whether any such fees are paid to or shared in whole or in part with any lender) and (ii) any other fee that is not paid directly by the Borrower generally to all relevant lenders ratably (or, if only one lender (or affiliated group of lenders) is providing such Indebtedness, are fees of the type not customarily shared with lenders generally).

“Applicable Percentage” means, with respect to any Lender at any time, the percentage (carried out to the ninth decimal place) of the Aggregate Commitments represented by such Lender’s Commitment under all Facilities at such time or, the percentage (carried out to the ninth decimal place), of the Aggregate Commitments under any particular Facility represented by such Lender’s Commitment under such Facility at such time. If the Commitment of each Revolving Credit Lender to make Revolving Credit Loans and the obligation of the L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 8.02, or if the Revolving Credit Commitments have expired, then the Applicable Percentage of each Revolving Credit Lender in respect of the Revolving Credit Facility shall be determined based on the Applicable Percentage of such Revolving Credit Lender in respect of the Revolving Credit Facility most recently in effect, giving effect to any subsequent assignments. If the commitment of each Term Lender to make any Term Loans have been terminated pursuant to Section 8.02, or if the Term Commitments have expired, then the Applicable Percentage of each Term Lender in respect of the applicable Term Facility shall be determined based on the Applicable Percentage of such Term Lender in respect of such Term Facility most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on the revised Schedule 2.01 attached to the First Amendment or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Rate” means (a) with respect to the Term B Facility, [Percentage redacted for confidentiality reasons.] per annum for Base Rate Loans, and [Percentage redacted for confidentiality reasons.] per annum for Eurodollar Rate Loans and (b) with respect to the Revolving Credit Facility and the Term A Facility, (i) from the First Amendment Effective Date to the date on which the Administrative Agent receives a Compliance Certificate pursuant to Section 6.02(b) for the Fiscal Quarter ending September 30, 2019, [Percentage redacted for confidentiality reasons.] per annum for Base Rate Loans, and [Percentage redacted for confidentiality reasons.] per annum for Eurodollar Rate Loans and Letter of Credit Fees and (ii) thereafter, the applicable percentage per annum set forth below for the applicable Facility determined by reference to the Consolidated Total Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b):

REVOLVING CREDIT FACILITY AND TERM A FACILITY

Applicable Rate
Pricing Level	Consolidated Total Leverage Ratio	Eurodollar Rate (Letters of Credit)	Base Rate	Commitment Fee
I	≤ 3.25:1
II	> 3.25:1 but ≤ 3.75:1	[Percentages redacted for confidentiality reasons]
III	> 3.75:1 but ≤ 4.25:1
IV	> 4.25:1

Any increase or decrease in the Applicable Rate with respect to the Revolving Credit Facility and the Term A Facility resulting from a change in the Consolidated Total Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(b); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, then, upon the request of the Administrative Agent, Pricing Level IV shall apply in respect of the Revolving Credit Facility and the Term A Facility as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and in each case shall remain in effect until the date on which such Compliance Certificate is delivered. Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Rate for any period shall be subject to the provisions of Section 2.10(b).

“Applicable Revolving Credit Percentage” means with respect to any Revolving Credit Lender at any time, such Revolving Credit Lender’s Applicable Percentage in respect of the Revolving Credit Facility at such time.

“Appropriate Lender” means, at any time, (a) with respect to any of the Term A Facility, the Term B Facility or the Revolving Credit Facility, a Lender that has a Commitment with respect to such Facility or holds a Term A Loan, a Term B Loan or a Revolving Credit Loan, respectively, at such time, (b) with respect to the Letter of Credit Sublimit, (i) the L/C Issuer and (ii) if any Letters of Credit have been issued pursuant to Section 2.03(a), the Revolving Credit Lenders and (c) with respect to the Swing Line Sublimit, (i) the Swing Line Lender and (ii) if any Swing Line Loans are outstanding pursuant to Section 2.04(a), the Revolving Credit Lenders.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger” means BSI in its capacity as sole lead arranger and sole book manager.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit D or any other form approved by the Administrative Agent.

“Attributable Indebtedness” means, on any date, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS if such lease or other agreement or instrument were accounted for as a Capitalized Lease and (c) all Synthetic Debt of such Person.

“Audited Financial Statements” means the audited consolidated balance sheet of Holdings and its Subsidiaries for the 15-month period ended December 31, 2017, and the related consolidated statements of operations and cash flows for such period, including the notes thereto.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankruptcy Code” means the U.S. Bankruptcy Code of 1978, as amended.

“Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus [Percentage redacted for confidentiality reasons.], (b) the rate of interest in effect for such day as publicly announced from time to time by Compass Bank as its “prime rate”, and (c) the Eurodollar Rate for an Interest Period of one month plus 1.00%; provided that if the Base Rate at any time shall be less than 1.00%, such rate shall be deemed to be 1.00% for all purposes under this Agreement. The “prime rate” is a rate set by Compass Bank based upon various factors including Compass Bank’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. Any change in the “prime rate” by Compass Bank shall take effect at the opening of business on the day specified in the public announcement of such change.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower” has the meaning specified in the introductory paragraph hereto.

“Borrowing” means a Revolving Credit Borrowing, a Swing Line Borrowing or a Term Borrowing, as the context may require.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required under the Laws to close and, if such day relates to any Eurodollar Rate Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Canadian AML Acts” means applicable Canadian Law regarding anti-money laundering, anti-terrorist financing, government sanction and “know your client” matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Canadian Defined Benefit Pension Plan” means a Canadian Pension Plan that contains or has ever contained a “defined benefit provision” as such term is defined in Section 147.1(1) of the Income Tax Act (Canada).

“Canadian Pension Plan” means a pension plan or plan that is subject to applicable pension benefits legislation in any jurisdiction of Canada and that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Loan Party or any Subsidiary thereof.

“Canadian Sanctions List” means the list of names subject to the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and/or the United Nations Al-Qaida and Taliban Regulations as published by the Office of the Superintendent of Financial Institutions Canada.

“Capital Expenditures” means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding sales and trade-ins of capital medical equipment and normal replacements and maintenance which are properly charged to current operations).

“Capitalized Leases” means all leases that have been or should be, in accordance with IFRS, recorded as capitalized leases.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of one or more of the L/C Issuer or Swing Line Lender (as applicable) and the Lenders, as collateral for L/C Obligations, Obligations in respect of Swing Line Loans, or obligations of Lenders to fund participations in respect of either thereof (as the context may require), cash or deposit account balances or, if the Administrative Agent, the L/C Issuer or Swing Line Lender shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to (a) the Administrative Agent and (b) the L/C Issuer or the Swing Line Lender (as applicable). “Cash Collateral” shall have a meaning analogous to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means any of the following types of Investments, to the extent owned by Holdings or any of its Subsidiaries free and clear of all Liens (other than Liens created under the Collateral Documents):

(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than 360 days from the date of acquisition thereof; provided that the full faith and credit of the United States of America is pledged in support thereof;

(b) time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) (A) is a Lender or (B) is organized under the laws of the United States of America, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) of this definition and (iii) has combined capital and surplus of at least $1,000,000,000, in each case with maturities of not more than 90 days from the date of acquisition thereof;

(c) commercial paper in an aggregate amount of no more than $500,000 per issuer outstanding at any time issued by any Person organized under the laws of any state of the United States of America and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P, in each case with maturities of not more than 180 days from the date of acquisition thereof; and

(d) Investments, classified in accordance with IFRS as current assets of Holdings or any of its Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (a), (b) and (c) of this definition.

“Cash Management Agreement” means any agreement that is not prohibited by the terms hereof to provide treasury or cash management services, including deposit accounts, overnight draft, credit cards, debit cards, p-cards (including purchasing cards and commercial cards), funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and other cash management services.

“CCP” has the meaning set forth in Section 6.27.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the U.S. Environmental Protection Agency.

“C.F.R.” has the meaning specified in Section 5.25.

“Change in Law” means the occurrence, after the First Amendment Effective Date, of any of the following: (a) the adoption or taking effect of any Law, rule, regulation or treaty; (b) any change in any Law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of Law) by any Governmental Authority; provided, however, that for purposes of this Agreement, and notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, rules, requests, guidelines and directives thereunder or issued in connection therewith, and (ii) all requests, rules, guidelines, or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canada or foreign regulatory authorities, in each case, pursuant to Basel III, shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means, an event or series of events by which:

(a)

(i) at any time any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a “person” or “group” shall be deemed to have “beneficial ownership” of all Equity Interests that such “person” or “group” has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of more than thirty-five percent (35%) of the Equity Interests of Holdings entitled to vote in the election of members of the board of directors (or equivalent governing body) of Holdings on a fully-diluted basis (and taking into account all such Equity Interests that such “person” or “group” has the right to acquire pursuant to any option right); or

(ii) at any time during any period of twelve (12) consecutive months, a majority of the members of the board of directors or other equivalent governing body of Holdings cease (other than as a result of changes resulting from corporate governance requirements applicable to the Holdings) to be composed of individuals (x) who were members of that board or equivalent governing body on the first day of such period, (y) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (x) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (z) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (x) and (y) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; or

(b) Holdings shall cease, directly or indirectly, to own and Control legally and beneficially all of the Equity Interests in Borrower; or

(c) Borrower or any Subsidiary of Borrower shall cease, directly or indirectly, to own and Control legally and beneficially each of the Equity Interests in its Subsidiaries or Minority Investments owned, directly or indirectly, by it as of the First Amendment Effective Date except as permitted by this Agreement.

“Closing Date” means August 15, 2018.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all of the “Collateral” referred to in the Collateral Documents and all of the other property and assets that are or are intended under the terms of the Collateral Documents to be subject to Liens in favor of the Collateral Agent for the benefit of the Secured Parties.

“Collateral Agent” means the Collateral Agent under the Security Agreement.

“Collateral Assignment of 2019 Acquisition Documents” means each Assignment of Agreement, dated as of the First Amendment Effective Date, relating to each Purchase Agreement, made by the Borrower to and for the benefit of the Administrative Agent, on behalf of and for the benefit of itself and the Lenders.

“Collateral Assignment of Acquisition Documents” means the Assignment of Agreement, dated as of the Closing Date, relating to the Rose Acquisition Agreement, made by FL Holdings to and for the benefit of the Administrative Agent, on behalf of and for the benefit of itself and the Lenders.

“Collateral Assignment of Management Services Agreements” means each Collateral Assignment of Agreements relating to a Management Services Agreement, dated as of the Closing Date, and any other collateral assignment of any Management Services Agreements entered into after the Closing Date.

“Collateral Assignment of Related Documents” means each Collateral Assignment of Agreements, dated as of the date hereof, by Borrower and FL Holdings related to the Related Documents.

“Collateral Assignment of Akumin FL Note” means that certain Collateral Assignment of Akumin FL Note dated as of the date hereof, by Borrower in favor of the Administrative Agent related to the Akumin FL Note, the Akumin FL Security Agreement and the Alaris Subordination Agreement.

“Collateral Assignment of Transfer Restriction Agreements” means each Collateral Assignment of Agreements relating to a Transfer Restriction Agreement, dated as of the Closing Date, and any other collateral assignment of any Transfer Restriction Agreement entered into after the Closing Date.

“Collateral Documents” means, collectively, the Security Agreements, the Collateral Assignment of Management Services Agreements, Collateral Assignment of Transfer Restriction Agreements, the Collateral Assignment of Acquisition Documents, each Collateral Assignment of 2019 Acquisition Documents, Collateral Assignment of Related Documents, the Collateral Assignment of Akumin FL Note, the Pledge Agreement, any Landlord Waiver, each of the mortgages, collateral assignments, Security Agreement Supplements, intellectual property security agreements, security agreements, joinders, pledge agreements, account control agreements or other similar agreements delivered to the Administrative Agent and the Lenders pursuant to Section 6.12, and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

“Collection Accounts” has the meaning set forth in Section 6.16(a)(i).

“Commitment” means a Term Commitment or a Revolving Credit Commitment, as the context may require.

“Committed Loan Notice” means a notice of (a) a Term Borrowing (including the continuation on the First Amendment Effective Date), (b) a Revolving Credit Borrowing, (c) a conversion of Loans from one Type to the other, or (d) a continuation of Eurodollar Rate Loans, pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A-1.

“Committed Repayment Loan Notice” means a notice of repayment of a Loan, which shall be substantially in the form of Exhibit A-2.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C, and in any event shall include the detail, support and documentation set forth in the last sentence of the definition of Consolidated Adjusted EBITDA.

“Concentration Account” has the meaning set forth in Section 6.16(b)(ii).

“Consolidated Adjusted EBITDA” means, for any period, for Holdings and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus (a) the following, in each case to the extent deducted (or not included) in calculating such Consolidated Net Income: (i) Consolidated Interest Charges for such period, (ii) the provision for Federal, state, local and foreign income Taxes, including Permitted Tax Payments, paid or payable by Holdings and its Subsidiaries for such period (after giving effect to any tax credit or tax refunds for such period), (iii) depreciation and amortization expense, (iv) other non-recurring expenses of Holdings and its Subsidiaries reducing such Consolidated Net Income which do not represent a cash item in such period or any future period, (v) other unusual or non-recurring cash expenses of Holdings and its Subsidiaries reducing such Consolidated Net Income in an aggregate amount for any four-quarter period (when combined with the additions set forth in clause (vii) below) not to exceed 15% of Consolidated Adjusted EBITDA in any four-fiscal quarter period

(calculated before giving effect to any such add-backs pursuant to either this clause (v) or clause (vii) below), (vi) adjustments and addbacks set forth in any quality of earnings analysis prepared by independent registered public accountants of recognized national or regional standing (or any other accounting firm reasonably acceptable to the Administrative Agent) in connection with any Investment permitted hereunder and approved by the Administrative Agent and the Required Lenders (such approval not to be unreasonably withheld), (vii) in connection with any Investment permitted hereunder regarding which a quality of earnings analysis described in clause (vi) immediately above is not obtained, adjustments, addbacks, and the amount of expected synergies that are reasonably identifiable and factually supportable in an aggregate amount for any four-quarter period (when combined with the additions set forth in clause (v) above) not to exceed 15% of Consolidated Adjusted EBITDA in any four-fiscal quarter period (calculated before giving effect to any such add-backs pursuant to either this clause (vii) or clause (v) above), and (viii) additional adjustments and addbacks agreed to by the Administrative Agent and the Required Lenders; minus (b) the following to the extent included in calculating such Consolidated Net Income: (i) all noncash items increasing Consolidated Net Income for such period and (ii) for any Non-Wholly Owned Subsidiary, the Minority Interest Allocation of the earnings before interest, Taxes, depreciation and amortization (calculated in a manner consistent with this calculation of Consolidated Adjusted EBITDA other than this clause (b)(ii)) for such Person. Calculations of Consolidated Adjusted EBITDA in any Compliance Certificate shall set forth the addbacks provided in this definition in a detailed manner, and each such addback shall be reasonably supported by documentation and/or a detailed description of the scope, nature, origin and calculation thereof.

“Consolidated Current Assets” means, as at any date of determination, the total assets of Holdings and its Subsidiaries on a consolidated basis that may properly be classified as current assets in conformity with IFRS after deducting any appropriate and adequate reserves therefor in conformity with IFRS (but excluding cash and Cash Equivalents).

“Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of Holdings and its Subsidiaries on a consolidated basis that may properly be classified as current liabilities in conformity with IFRS, excluding (i) the current portion of any long term Indebtedness and (ii) other Indebtedness with a stated maturity of less than one (1) year that is outstanding at such time.

“Consolidated Excess Cash Flow” means, for any period, an amount (if positive) determined for Holdings and its Subsidiaries on a consolidated basis equal to:

(a) the sum, without duplication, of the amounts for such period of:

(i) Consolidated Adjusted EBITDA, plus

(ii) the Consolidated Working Capital Adjustment, plus

(iii) Federal, state, local and foreign income tax refunds actually received in cash; minus

(b) the sum, without duplication, of the amounts for such period of:

(i) scheduled repayments of the Loans and other Indebtedness permitted by Section 7.02, but only to the extent that such payments or repayments by their terms cannot be reborrowed or redrawn and are neither made with the proceeds of long-term indebtedness nor otherwise occur in connection with a refinancing of all or any portion of such Indebtedness; plus

(ii) unfinanced Capital Expenditures paid in cash; plus

(iii) Consolidated Interest Charges paid in cash, plus

(iv) Federal, state, local and foreign income Taxes, including Permitted Tax Payments, paid in cash, plus

(v) to the extent added back in the definition of “Consolidated Adjusted EBITDA”, and without duplication, any one-time reasonable fees, expenses or charges incurred in connection with the Transactions, which such fees, expenses or charges are approved by the Administrative Agent, are paid in cash, are for services performed and, in each case, are invoiced within 30 days of (i) with respect to the Rose Acquisition, the Closing Date and (ii) with respect to the 2019 Acquisitions, the First Amendment Effective Date.

“Consolidated Fixed Assets” means, at any time, the aggregate amount of property of Holdings and its Subsidiaries consisting of machinery, equipment, fixtures and real estate, as set forth on the most recently delivered balance sheet of Holdings and its Subsidiaries delivered pursuant to Section 6.01(a) or (b) or, if later, as otherwise demonstrated in a manner reasonably satisfactory to the Administrative Agent (whether by the delivery of an interim balance sheet or otherwise).

“Consolidated Fixed Charge Coverage Ratio” means, at any date of determination, the ratio of (a) (i) Consolidated Adjusted EBITDA plus (ii) rentals payable under leases of real or personal, or mixed property by Holdings and its Subsidiaries (other than the Minority Interest Allocation of such rentals) less (iii) the aggregate amount of all unfinanced Capital Expenditures made in cash during such period (other than the Minority Interest Allocation of such cash Capital Expenditures) less (iv) the aggregate amount of federal, state, local and foreign income Taxes, including (if applicable) Permitted Tax Payments, actually paid in cash during such period (net of any cash refund in respect of Taxes actually received during such period) to (b) Consolidated Fixed Charges, in each case, of or by Holdings and its Subsidiaries for the most recently completed period of four complete Fiscal Quarters ending on such date.

“Consolidated Fixed Charges” means, for any period of measurement, (i) the sum, without duplication, of (a) Consolidated Interest Charges paid in cash during such period, (b) the aggregate principal amount (or the equivalent thereto) of all Required Principal Payments and all required prepayments, repurchases, redemptions or similar acquisitions for value of other Consolidated Total Debt made during such period, (c) the aggregate amount of all Restricted Payments (excluding Permitted Tax Payments and Restricted Payments made pursuant to Section 7.06(a)) made by or on behalf of Holdings and its Subsidiaries during such period to owners of Equity Interests thereof other than to Holdings or a Subsidiary or payable solely in the common stock or other common Equity Interests of such Person, and (d) rentals payable during such period under leases of real or personal, or mixed, property by Holdings and its Subsidiaries (other than the Minority Interest Allocation of such rentals).

“Consolidated Interest Charges” means, for any period, for Holdings and its Subsidiaries on a consolidated basis, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses of Holdings and its Subsidiaries in connection with Consolidated Total Debt (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with IFRS and (b) the portion of rent expense of Holdings and its Subsidiaries with respect to such period under Capitalized Leases that is treated as interest in accordance with IFRS.

“Consolidated Net Income” means, for any period, for Holdings and its Subsidiaries on a consolidated basis, the net income of Holdings and its Subsidiaries (excluding extraordinary gains and extraordinary losses) for that period in accordance with IFRS; provided that in any event (a) Consolidated

Net Income shall exclude (without duplication) (i) any income (or loss) for such period for any Person that is not a Subsidiary except to the extent of the aggregate amount of such net income actually distributed in cash by such Person during such period to the Borrower or a Subsidiary as a dividend or other distribution and (ii) the net income (if positive) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary to the Borrower or any of its Subsidiaries of such net income (A) is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary or (B) would be subject to any Taxes payable on such dividends or distributions, but in each case only to the extent of such prohibition or Taxes and (b) Consolidated Net Income shall include any cash distributions received from or on account of an Investment in a Person that is not a Subsidiary to the extent not otherwise included in calculating net income in accordance with IFRS for such period or any other period.

“Consolidated Total Debt” means, as at any date of determination, without duplication: (a) the aggregate amount of all Indebtedness of Holdings and its Subsidiaries on a consolidated basis determined in accordance with IFRS; (b) the aggregate outstanding amount, without duplication, of Attributable Indebtedness of Holdings and its Subsidiaries determined on a consolidated basis; and (c) the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments.

“Consolidated Total Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt as of such date to (b) Consolidated Adjusted EBITDA for the period of the four (4) prior Fiscal Quarters ending on or most recently prior to such date.

“Consolidated Working Capital” means, as at any date of determination, the excess (or deficiency, as the case may be) of Consolidated Current Assets over Consolidated Current Liabilities.

“Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the end of the immediately preceding period exceeds (or is less than) Consolidated Working Capital as of the end of such period.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Bid” has the meaning set forth in Section 9.09(b).

“Credit Extension” means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

“Cumulative Retained Excess Cash Flow” means (a) as of any date of measurement prior to the date on which the mandatory prepayment from Consolidated Excess Cash Flow is required to be made pursuant to Section 2.05(b)(i) for the fiscal year ended December 31, 2020, $0 and (b) as of any date of measurement thereafter, the aggregate amount of Consolidated Excess Cash Flow for December 31, 2020 and each succeeding fiscal year that is (in each such year) not required to be used to make a mandatory prepayment pursuant to Section 2.05(b)(i) (with each fiscal year being added to Cumulative Retained Excess Cash Flow on the date that the mandatory prepayment from Consolidated Excess Cash Flow is required to be made pursuant to Section 2.05(b)(i) for such fiscal year). For the avoidance of doubt, the amount of Consolidated Excess Cash Flow not required to be used to make a mandatory prepayment pursuant to Section 2.05(b)(i) in any fiscal year shall be equal to 100% minus the percentage of Consolidated Excess Cash Flow applicable to such year (i.e., 50%, 25% or 0%) pursuant to Section 2.05(b)(i) times Consolidated Excess Cash Flow for such fiscal year.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means when used with respect to Obligations, an interest rate equal to (i) the Base Rate plus (ii) the Applicable Rate, if any, applicable to Base Rate Loans plus (iii) 2.0% per annum; provided, however, that with respect to a Eurodollar Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2.0% per annum.

“Defaulting Lender” means, subject to Section 2.12(b), any Lender that (a) has failed to fund any portion of any Term Loans or Revolving Credit Loans required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, (b) has otherwise failed to pay over to the Administrative Agent, the L/C Issuer, the Swing Line Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swing Line Loans) within one Business Day of the date when due, unless the subject of a good faith dispute, (c) has notified the Borrower, the L/C Issuer, the Swing Line Lender or the Administrative Agent that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit, (d) has failed, within three (3) Business Days after request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent that it will comply with its funding obligations, or (e) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment, or (iv) become the subject of a Bail-In Action. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (e) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.16(b)) as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Borrower, the L/C Issuer, the Swing Line Lender and each other Lender promptly following such determination.

“Delayed Draw Availability Period” means the period from and including the first Business Day after the First Amendment Effective Date to the earliest of (a) August 29, 2019, (b) the date of any drawing of Delayed Draw Term Loans (it being understood that any portion of the Delayed Draw Term Commitments not drawn in the single available drawing thereof shall permanently terminate and be reduced to $0 (and may not thereafter be drawn), and the Delayed Draw Availability Period will then end), (c) the termination in whole of the Delayed Draw Term Commitments pursuant to Section 2.06 or 8.02, and (d) the date on which the Obligations become due and payable pursuant to Section 8.02

“Delayed Draw Term Commitment” means, as to each Term A Lender, the portion of its Term A Commitment with respect to its obligation to make its Delayed Draw Term Loan during the Delayed Draw Availability Period. The Delayed Draw Term Commitment of each Lender shall terminate and be reduced to $0 upon the expiration of the Delayed Draw Availability Period.

“Delayed Draw Term Loan” and “Delayed Draw Term Loans” means the Term A Loans made, if any, pursuant to Section 2.01(a)(ii). For the avoidance of doubt, after the expiration of the Delayed Draw Availability Period, the Initial Term A Loans and the Delayed Draw Term Loans (if any) shall all constitute Term A Loans hereunder, without differentiation.

“Delayed Draw Ticking Fee” has the meaning assigned thereto in Section 2.09(b).

“Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is the subject of any Sanction.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Dollar” and “$” mean lawful money of the United States.

“Earnout Obligations” means, in connection with the earn-out obligations under the Alaris Note, any 2019 Acquisition or any Permitted Acquisition, the contingent obligation of Holdings, the Borrower or any Subsidiary to make payments after the closing date thereof that is structured as an earnout or similar contingent payment or arrangement in a customary manner.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.06 (subject to such consents, if any, as may be required under Section 10.06(c)); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include Holdings, any of Holdings’ Affiliates or Subsidiaries, Minority Investments or any Professional Services Affiliate.

“Environmental Laws” means any and all Federal, state, provincial, territorial, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, any other Loan Party or any of their respective Subsidiaries or Minority Investments directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock or convertible debentures of (or other ownership or profit interests in) such Person, all of the warrants, options, convertible debentures or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities (including convertible debentures) convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights, convertible debentures or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination, together with all voting, management and other rights pertaining to any of the foregoing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder by the United States Department of Labor, as from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with a Loan Party within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412, 430 or 431 of the Code).

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Pension Plan; (b) the failure with respect to any Pension Plan to satisfy the “minimum funding standard” (as defined in Section 412 of the Code or Section 302 of ERISA) or the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan; (c) the filing pursuant to Section 412(c) of the Code or Section 302 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (d) a determination that any Pension Plan is, or is expected to be, in “at risk” status (as defined in Section 430 of the Code or Section 303 of ERISA); (e) the incurrence by any Loan Party or any ERISA Affiliate of any liability under Title IV of ERISA as a result of the termination of any Pension Plan; (f) (i) the receipt by any Loan Party or any ERISA Affiliate from the PBGC of a notice of determination that the PBGC intends to seek termination of any Pension Plan or to have a trustee appointed for any Pension Plan, or (ii) the filing by any Loan Party or any ERISA Affiliate of a notice of intent to terminate any Pension Plan under Section 4041(c) of ERISA; (g) the incurrence by any Loan Party or any ERISA Affiliate of any liability (i) with respect to a Pension Plan pursuant to Sections 4063 and 4064 of ERISA, (ii) with respect to a facility closing pursuant to Section 4062(e) of ERISA, or (iii) with respect to the withdrawal or partial withdrawal from any Multiemployer Plan; (h) the receipt by any Loan Party or any ERISA Affiliate of any notice concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, in endangered status or critical status, within the meaning of Section 432 of the Code or Section 305 of ERISA or is or is expected to be insolvent, within the meaning of Title IV of ERISA; (i) the failure of any Loan Party or any ERISA Affiliate to make any required contribution to a Multiemployer Plan; (j) the imposition of any lien on any right, property or asset pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions of the Code or to Section 436(f) of the Code or to Sections 412 and 430 of the Code; (k) the assertion of a material claim (other than routine claims for benefits) against any Plan or the assets thereof, in connection with any Plan; (l) the receipt from the Internal Revenue Service of notice of the failure of any Plan to qualify under Section 401(a) of the Code, or notice of the failure of any trust forming part of any Plan to qualify for exemption from taxation under Section 501(a) of the Code; (m) the failure of any Plan to be in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or state Laws; or (n) the occurrence of a non-exempt “prohibited transaction” with respect to which any Loan Party or any ERISA Affiliate is a “disqualified person” or a “party in interest” (within the meaning of Section 4975 of the Code or Section 406 of ERISA, respectively) or which is reasonably be expected to result in a material liability to any Loan Party or any ERISA Affiliate.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollar Rate” means:

(a) for any Interest Period with respect to a Eurodollar Rate Loan, the rate per annum obtained by dividing (i) the London Interbank Offered Rate, as determined by ICE Benchmark Administration Limited (ICE) (or any successor or substitute therefor) for Dollar deposits for such Interest Period as obtained by the Administrative Agent from Reuter’s, Bloomberg or another commercially available source as may be designated by the Administrative Agent from time to time (“LIBOR”), at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, by (ii) a number equal to 1.00 minus the LIBOR Reserve Percentage;

(b) for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum obtained by dividing (i) LIBOR, at approximately 11:00 a.m., London time determined two Business Days prior to such date for Dollar deposits with a term of one month commencing that day, by (ii) a number equal to 1.00 minus the LIBOR Reserve Percentage;

provided that to the extent a successor or substitute rate is approved by the Administrative Agent in connection herewith, the approved rate shall be applied in a manner consistent with market practice; provided further that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent. The Administrative Agent does not warrant, nor accept responsibility for, nor shall the Administrative Agent have any liability with respect to the administration, submission or any other matter related to, the rates in the definition of “Eurodollar Rate” or with respect to any comparable or successor rate thereto. Notwithstanding the foregoing, if the Eurodollar Rate (as used for any purpose) shall be less than 1.00%, such rate shall be deemed 1.00% for purposes of this Agreement. “Eurodollar Rate Loan” means a Loan that bears interest at a rate based on the Eurodollar Rate.

“Event of Default” means any of the events described in Section 8.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Accounts” means (a) any deposit account that is a zero balance account, (b) any deposit account so long as the average daily balance in such deposit account, together with the average daily balance of all such other deposit accounts excluded pursuant to clause (b) of this definition at any time, does not exceed $500,000, (c) any deposit account or securities account that is solely used for the holding of (i) funds used for payroll and payroll Taxes and other employee benefit payments to or for the benefit of a Loan Party’s employees, (ii) Taxes required to be collected, remitted or withheld (including federal, state or provincial withholding Taxes (including the employer’s share thereof)), and (iii) funds which any Loan Party holds in trust or as an escrow or fiduciary for another Person that is not a Loan Party, and (d) accounts with respect to which the Borrower is not able to secure a control agreement after utilization of commercially reasonable efforts (as agreed by the Administrative Agent), but only so long as with respect to any account described in this clause (d) the Borrower causes the amounts in such account to be swept into an account that is not an Excluded Account reasonably promptly (not to exceed five Business Days) after any deposit in any such account.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

“Excluded Taxes” means, with respect to any Recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) Taxes imposed on or measured by its overall net income (however denominated), and franchise Taxes imposed on it (in lieu of net income Taxes), (i) by the jurisdiction (or any political subdivision thereof) under the Laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located, or (ii) as the result of any other present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document), (b) any branch profits Taxes imposed by the United States, (c) any United States Federal withholding Taxes imposed under FATCA, (d) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 10.13), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new Lending Office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Sections 3.01(a) or (b) and (e) any withholding tax that is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 3.01(g).

“Existing CIA” means, collectively, that certain Corporate Integrity Agreement dated effective June 29, 2016, by and between Preferred Imaging Centers, LLC (a predecessor to Akumin Imaging Texas, LLC) and the Office of Inspector General of the United States Department of Health and Human Services, as such agreement may be amended, modified or supplemented, and that certain Corporate Integrity Agreement dated effective December 23, 2015 by and between Office of Inspector General of the United States Department of Health and Human Services and Rose Radiology Centers, Inc. and Manuel S. Rose, M.D., as such agreement may be amended, modified or supplemented.

“Extraordinary Receipt” means any cash received by or paid to or for the account of any Person not in the ordinary course of business, including, without limitation, funds received pursuant to the indemnification provisions of the Rose Acquisition Agreement, or any funds received for whatever purposes under the Related Documents, tax refunds, pension plan reversions, proceeds of insurance (other than proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings), condemnation awards (and payments in lieu thereof), indemnity payments and any purchase price adjustments.

“Facility” means the Term A Facility, Term B Facility or the Revolving Credit Facility, as the context may require.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be a rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) approximating such rate as determined by the Administrative Agent.

“Fee Letters” means the Administrative Agent Fee Letter, the 2019 Fee Letter and any other fee letter entered into between the Borrower and any Secured Party.

“Financial Model” has the meaning set forth in Section 4.01(a).

“First Amendment” means that certain First Amendment to Loan Documents dated as of the First Amendment Effective Date, among Holdings, the Borrower, the Administrative Agent, and the Lenders party thereto.

“First Amendment Effective Date” has the meaning set forth in Section 4.01. The First Amendment Effective Date occurred on May 31, 2019.

“Fiscal Quarter” means a fiscal quarter ending on March 31, June 30, September 30 and December 31 of each Fiscal Year.

“Fiscal Year” means the fiscal year of Holdings and its Subsidiaries ending on December 31st.

“FL Holdings” means Akumin Florida Holdings, LLC (f/k/a Tri-State Imaging FL Holdings, LLC), a Florida limited liability company and a Subsidiary of the Borrower.

“Foreign Lender” means (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the Laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any L/C Issuer, such Defaulting Lender’s Applicable Percentage of the outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to the Swing Line Lender, such Defaulting Lender’s Applicable Percentage of Swing Line Loans other than Swing Line Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders in accordance with the terms hereof.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business, including any special purpose vehicle that issues (or intends to issue) notes or other securities in a collateralized loan transaction or collateralized debt transaction.

“GAAP” means generally accepted accounting principles, as recognized by the American Institute of Certified Public Accountants and the Financial Accounting Standards Board, consistently applied.

“Government Collections Accounts” has the meaning set forth in Section 6.16(b)(i).

“Governmental Authority” means the government of the United States, Canada or any other nation, or of any political subdivision thereof, whether state, provincial, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Granting Lender” has the meaning specified in Section 10.06(j).

“Guarantee” means, as to any Person, any (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantors” means, collectively, Holdings and its Material Subsidiaries (other than the Borrower) and Professional Services Affiliates listed on Schedule 1.01, and each other Person that shall be required to execute and deliver a guaranty or guaranty supplement pursuant to Section 6.12.

“Guaranty” means each of the Parent Guaranty and the Subsidiary Guaranty.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Healthcare Laws” means all federal, state, provincial and territorial Laws relating to the regulation, provision or administration of, or payment for, healthcare products or services, including, but not limited to (i) the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the Stark Law (42 U.S.C. §1395nn and §1395(q)), the civil False Claims Act (31 U.S.C. §3729 et seq.), TRICARE (10 U.S.C. Section 1071 et seq.), Sections 1320a-7 and 1320 a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes; (ii) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”, as amended by the HITECH Act), (Pub. L. No. 104-191) and the regulations promulgated thereunder; (iii) Medicare, and the regulations promulgated thereunder; (iv) Medicaid, and the regulations promulgated thereunder; (v) the Canada Health Act, the Food and Drugs Act (Canada) and the Controlled Drugs and Substances Act (Canada) and the regulations promulgated thereunder; (vi) quality and safety laws relating to the regulation, provision or administration of, or payment for, healthcare products or services; (vii) licensure laws relating to the regulation, provision or administration of, or payment for, healthcare products or services; (viii) state, provincial and territorial workers compensation laws; (ix) telemedicine laws; (x) other laws and regulations regarding confidentiality, security, or privacy (including state data breach laws) related to protected health information and other sensitive health information; and (xi) any and all other applicable healthcare laws or regulations, including those related to the corporate practice of medicine restrictions or prohibitions, or fee-splitting, as each of (i) through (xi) as may be amended from time to time.

“Hedge Agreement” means a Swap Contract permitted hereunder entered into with a person that is a Lender or a Lender Counterparty at the time entered into and as to which written notice is provided to the Administrative Agent.

“HIPAA” has the meaning provided in the definition of Healthcare Laws.

“HIPAA Rule” has the meaning specified in Section 5.25.

“HITECH Act” means the Health Information Technology for Economic and Clinical Health Act.

“Holdings” has the meaning set forth in the Preamble hereto.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“Increase Effective Date” has the meaning specified in Section 2.14(c).

“Incremental Increase” has the meaning specified in Section 2.14(a).

“Incremental Term Loans” has the meaning specified in Section 2.14(a).

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with IFRS:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(c) net obligations of such Person under any Swap Contract;

(d) all obligations of such Person to pay the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business and not past due for more than sixty (60) days after the date on which each such trade payable or account payable was created and (ii) any Earnout Obligations until such time as they are earned and recorded as a liability on a consolidated balance sheet of such Person prepared in accordance with IFRS);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) all Attributable Indebtedness;

(g) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interests in such Person or any other Person or any warrants, rights or options to acquire such Equity Interests, valued, in the case of redeemable preferred interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h) all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indemnitee” has the meaning specified in Section 10.04(b).

“Information” has the meaning specified in Section 10.07.

“Initial Term A Loan” and “Initial Term A Loans” means the Term A Loans made (or continued, with respect to Term Loans outstanding under this Agreement prior to the First Amendment Effective Date, which (to the extent provided in the First Amendment) shall constitute Initial Term A Loans hereunder, subject to reallocation among the Term Lenders, as provided in the First Amendment) on the First Amendment Effective Date pursuant to Section 2.01(a)(i). For the avoidance of doubt, after the expiration of the Delayed Draw Availability Period, the Initial Term A Loans and the Delayed Draw Term Loans (if any) shall all constitute Term A Loans hereunder, without differentiation.

“Initial Term A Loan Commitment” means, as to each Term A Lender, the portion of its Term A Commitment with respect to its obligation to make (or continue, as applicable) Initial Term A Loans on the First Amendment Effective Date. The Initial Term A Loan Commitment of each Lender shall terminate and be reduced to $0 upon the funding of the Initial Term A Loans on the First Amendment Effective Date.

“Interest Payment Date” means: (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan or Swing Line Loan, the first Business Day of each calendar month and the Maturity Date of the Facility under which such Loan was made (with Swing Line Loans being deemed made under the Revolving Credit Facility for purposes of this definition).

“Interest Period” means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, two, three or six months thereafter, as selected by the Borrower in its Committed Loan Notice; provided that:

(a) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c) no Interest Period shall extend beyond the Maturity Date of the Facility under which such Loan was made; and

(d) the first Interest Period shall end on the last Business Day of the calendar month in which the First Amendment Effective Date occurs.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests or debt of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor incurs debt of the type referred to in clause (h) of the definition of “Indebtedness” set forth in this Section 1.01 in respect of such Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit or all or a substantial part of the business of, such Person. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

“IP Rights” has the meaning specified in Section 5.17.

“IRS” means the United States Internal Revenue Service.

“Issuer Documents” means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by an L/C Issuer and the Borrower (or any Subsidiary) or in favor of the L/C Issuer and relating to such Letter of Credit.

“L/C Advance” means, with respect to each Revolving Credit Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Applicable Revolving Credit Percentage.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Revolving Credit Borrowing.

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

“L/C Issuer” means, with respect to a particular Letter of Credit, (a) BBVA in its capacity as issuer of such Letter of Credit, or any successor issuer thereof, or (b) any Lender selected by the Borrower (with the prior consent of the Administrative Agent, which shall not be unreasonably withheld) to replace a Lender who is a Defaulting Lender at the time of such Lender’s appointment as an L/C Issuer (provided that no Lender shall be required to become an L/C Issuer pursuant to this subclause (b) without such Lender’s consent), or any successor issuer thereof.

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.07. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“Landlord Waiver” means each landlord waiver delivered to the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent.

“Laws” means, collectively, all international, foreign, Federal, state, provincial, territorial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lead Arranger” means BSI in its capacity as lead arranger hereunder.

“Lender” has the meaning specified in the introductory paragraph hereto and, as the context requires, includes the Swing Line Lender.

“Lender Counterparty” means any Lender or Affiliate of a Lender party to a Hedge Agreement or Cash Management Agreement.

“Lending Office” means, as to any Lender, initially the office or offices of such Lender designated as such on the signature page of such Lender or in the Assignment and Assumption by which it became a party to this Agreement, and thereafter, such other office of such Lender or such Eligible Assignee as may be designated in writing to the Administrative Agent and the Borrower by such Lender or Eligible Assignee.

“Letter of Credit” means any standby letter of credit issued hereunder, providing for the payment of cash upon the honoring of a presentation thereunder.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by any L/C Issuer.

“Letter of Credit Expiration Date” means the day that is seven days prior to the Maturity Date then in effect for the Revolving Credit Facility (or, if such day is not a Business Day, the next preceding Business Day).

“Letter of Credit Fee” has the meaning specified in Section 2.03(h).

“Letter of Credit Sublimit” means an amount equal to the lesser of (a) $5,000,000 and (b) the Revolving Credit Facility. The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“LIBOR” has the meaning specified in the definition of Eurodollar Rate.

“LIBOR Reserve Percentage” means, for any day, the percentage, as determined in good faith by the Administrative Agent, which is in effect on such day as prescribed by the Board of Governors of the Federal Reserve System (or any successor) representing the maximum reserve requirement (including, without limitation, supplemental, marginal and emergency reserve requirements) with respect to Eurodollar funding (currently referred to as “Eurocurrency liabilities”) of a member bank in such system.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), hypothec, charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Limited Condition Acquisition” means any Permitted Acquisition financed in whole or in part with a substantially concurrent incurrence of Incremental Term Loans or Term Loan Increases, but the consummation of which is not conditioned on the availability of, or on obtaining, third-party financing.

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a Term Loan, a Revolving Credit Loan or a Swing Line Loan.

“Loan Documents” means, collectively, this Agreement (including the First Amendment), the Notes, the Guaranty, the Collateral Documents, the Fee Letters, the Alaris/Agent Subordination Agreement and each other document or agreement entered into in connection with the transactions contemplated hereby.

“Loan Parties” means, collectively, the Borrower and each Guarantor.

“Loan Party Claims” has the meaning specified in Section 5.27(d).

“Management Services Agreements” means an agreement, however styled, between (a) the Borrower or Guarantor, on the one hand, and (b) a PC Entity, on the other hand, pursuant to which the Borrower or such Guarantor provides management services or similar services to such PC Entity. For purposes of this Agreement, all references to Management Services Agreements shall also include all such related documents necessary to ensure that each relationship with each PC Entity meets the PC Entity Requirements.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), or financial condition of Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates taken as a whole; (b) a material impairment of the rights and remedies of any Agent or any Lender under any Loan Document, or of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

“Material Contract” means, with respect to any Person, each contract to which such Person is a party involving aggregate consideration payable to or by such Person of the Threshold Amount or more in any one year or otherwise material to the business, condition (financial or otherwise), operations, performance, properties or prospects of such Person.

“Material Payor” has the meaning specified in Section 5.28.

“Material Subsidiary” means any Subsidiary of the Borrower that (a) is organized under the laws of the United States or Canada or any political subdivision thereof and (b) in the case of a non-wholly-owned Subsidiary, is not prohibited by its Organizational Documents from granting a security interest in its assets or providing a guaranty (so long as such prohibition is not entered into in contemplation of or in connection with such Person becoming a Subsidiary); provided that if at any time there are Subsidiaries which are not classified as “Material Subsidiaries” but which collectively either (x) generate more than 5% of Consolidated Adjusted EBITDA or (y) have tangible assets (including Equity Interests in other Subsidiaries and excluding investments that are eliminated in consolidation) of equal to or greater than 5% of the total tangible assets of Holdings and its Subsidiaries on a consolidated basis, then the Borrower shall promptly designate, or cause to be designated, one or more of such Subsidiaries as Material Subsidiaries and cause any such Subsidiaries to comply with the provisions of Section 6.12 such that, after such Subsidiaries become Guarantors hereunder, the Subsidiaries that are not Guarantors shall (A) generate less than 5% of Consolidated Adjusted EBITDA and (B) have tangible assets of less than 5% of the total tangible assets of Holdings and its Subsidiaries on a consolidated basis. The Material Subsidiaries as of the First Amendment Effective Date are specifically disclosed on Schedule 1.01 hereto.

“Maturity Date” means the Revolving Credit Facility Termination Date or the Term Loan Maturity Date, as applicable.

“Maximum Rate” has the meaning specified in Section 10.09.

“Medicaid” means, collectively, the health care assistance program established by Title XIX of the Social Security Act (42 U.S.C. 1396 et seq.) and any statutes succeeding thereto, and all laws, rules, regulations, manuals, orders, guidelines or requirements pertaining to such program including (a) all federal statutes (whether set forth in Title XIX of the Social Security Act or elsewhere) affecting such program; (b) all state statutes and plans for medical assistance enacted in connection with such program and federal rules and regulations promulgated in connection with such program; and (c) all applicable provisions of all rules, regulations, manuals, orders and administrative, reimbursement, guidelines and requirements of all government authorities promulgated in connection with such program (whether or not having the force of law), in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medicare” means, collectively, the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. 1395 et seq.) and any statutes succeeding thereto, and all Laws, rules, regulations, manuals, orders or guidelines pertaining to such program including (a) all federal statutes (whether set forth in Title XVIII of the Social Security Act or elsewhere) affecting such program; and (b) all applicable provisions of all rules, regulations, manuals, orders and administrative, reimbursement, guidelines and requirements of all governmental authorities promulgated in connection with such program (whether or not having the force of law), in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Minimum Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or deposit account balances provided to reduce or eliminate Fronting Exposure during the existence of a Defaulting Lender, an amount equal to 105% of the Fronting Exposure of the L/C Issuer with respect to Letters of Credit issued and outstanding at such time, (b) with respect to Cash Collateral consisting of cash or deposit account balances provided in accordance with the provisions of Section 2.16(a)(ii) or (a)(v), an amount equal to 105% of the Outstanding Amount of all L/C Obligations, and (c) otherwise, an amount determined by the Administrative Agent and the L/C Issuer in their sole discretion.

“Minority Interest Allocation” means, with respect to any measurement hereunder related to any Non-Wholly Owned Subsidiary, the portion of such amount that is allocable (based on the percentage of Equity Interests held in such Non-Wholly Owned Subsidiary) to Persons other than Holdings or any of its Subsidiaries.

“Minority Investment” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity which (1) is not a Subsidiary of such Person but of which any shares of securities or other interests are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one or more intermediaries, or both, by such Person, (2) is Controlled by such Person, and (3) provides diagnostic imaging services or other services substantially similar to the principal lines of business of the Borrower and its Subsidiaries. Unless otherwise specified, all references herein to a “Minority Investment” or to “Minority Investments” shall refer to a Minority Investment or Minority Investments of the Borrower.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Multiemployer Plan” “Multiemployer Plan” means an employee pension benefit plan within the meaning of Section 4001(a)(3) of ERISA that is sponsored by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate is obligated to make contributions or has any material liability.

“Net Cash Proceeds” means:

(a) with respect to any Disposition by Holdings or any of its Subsidiaries, or any Extraordinary Receipt received or paid to the account of Holdings or any of its Subsidiaries, the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such transaction (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Indebtedness that is secured by the applicable asset and that is required to be repaid in connection with such transaction (other than Indebtedness under the Loan Documents), (B) the out-of-pocket expenses incurred by Holdings or such Subsidiary in connection with such transaction and (C) income Taxes reasonably estimated to be actually payable within two years of the date of the relevant transaction as a result of any gain recognized in connection therewith; and

(b) with respect to the sale or issuance of any Equity Interest by Holdings or any of its Subsidiaries, or the incurrence or issuance of any Indebtedness by Holdings or any of its Subsidiaries, the excess of (i) the sum of the cash and Cash Equivalents received in connection with such transaction over (ii) the underwriting discounts and commissions, and other out-of-pocket expenses, incurred by Holdings or such Subsidiary in connection therewith.

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Non-Wholly Owned Subsidiary” means any Person regarding which Holdings or any Subsidiary of Holdings owns less than 100% of the Equity Interests and which Person is consolidated with Holdings and its Subsidiaries under IFRS.

“Note” means a Term Note or a Revolving Credit Note, as the context may require.

“NPL” means the National Priorities List under CERCLA.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document, Hedge Agreement or Secured Cash Management Agreement or otherwise with respect to any Loan, Hedge Agreement or Secured Cash Management Agreement, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include (a) the obligation to pay principal, interest, charges, expenses, fees, attorneys’ fees and disbursements, indemnities and other amounts payable by any Loan Party under any Loan Document, (b) the obligation of any Loan Party to reimburse any amount in respect of any of the foregoing that any Lender, in its sole discretion, may elect to pay or advance on behalf of such Loan Party and (c) the obligation to pay for early termination of any Hedge Agreements. Notwithstanding any other provision of any Loan Document, the Obligations of any Guarantor shall not include any Excluded Swap Obligations solely of such Guarantor.

“OFAC” has the meaning specified in Section 5.30(a).

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.06(b)) or which are Excluded Taxes.

“Outstanding Amount” means (a) with respect to Term Loans, Revolving Credit Loans and Swing Line Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any Borrowings and prepayments or repayments of Term Loans, Revolving Credit Loans and Swing Line Loans, as the case may be, occurring on such date; and (b) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrower of Unreimbursed Amounts.

“Parent Guaranty” means that certain parent guaranty dated as of the Closing Date and entered into by Holdings and Akumin Holdings Corp., in favor of the Secured Parties.

“Participant” has the meaning specified in Section 10.06(e).

“Participant Register” has the meaning specified in Section 10.06(d).

“Payor” shall mean any insurer (including Affiliates of such insurers), third party administrator, employer, union trust, federal, state, provincial or territorial governmental program (including but not limited to any Third Party Payor Program) or other similar consumer of health care services that has authorized any of the Loan Parties to serve as a provider of health care services to the Payor’s members, beneficiaries, participants or the like.

“PBGC” means the Pension Benefit Guaranty Corporation, or any successor agency or entity performing substantially the same functions.

“PC Entity” means any Person (other than a natural Person), including any professional corporation, professional association, limited liability company or limited partnership, providing medical, healthcare or related professional services, to the extent any applicable requirement of Law provides that the ownership of such Person shall be limited to appropriately licensed professionals (natural persons or professional corporations or similar entities which are wholly-owned by natural persons) who are duly licensed or otherwise legally authorized to render the specific professional services for which the Person is organized.

“PC Entity Requirements” means receipt and satisfactory review by the Administrative Agent of the following related to a PC Entity: (i) ownership structure; (ii) an executed management or administrative services agreement and related agreements, which terms shall include, but not be limited to, acceptable term and termination provisions, prohibitions on assignment by the PC Entity with no restrictions on assignment by the Borrower, purchase provisions allowing the Borrower (or other nominee designated by the Borrower) to buy all assets or equity of the PC Entity at a nominal price and a requirement that the PC Entity enter into cash management arrangements providing its PC Entity full dominion over such cash in a manner satisfactory to the Administrative Agent, including sweep agreements, (iii) stock transfer restriction agreements, (iv) non-compete and non-solicit agreements with the primary physician employees and physician owners of the PC Entity responsible for providing all or substantially all of such PC Entity’s professional services, including Holdings, which non-compete and non-solicit agreements shall be in force during the term of each such party’s relationship with the PC Entity and for a period of not less than 24 months following termination of such Person’s relationship with the PC Entity for any reason and (v) such other items that may be required by the Administrative Agent in connection with a PC Entity unless such items do not comply with applicable Laws in the reasonable opinion of health care regulatory counsel for the Borrower.

“Pension Plan” means an employee pension benefit plan within the meaning of Section 3(2) of ERISA (other than a Multiemployer Plan) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code that is sponsored by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate is obligated to make contributions or has any material liability.

“Permitted Acquisition” means any non-hostile Acquisition that meets all of the following requirements:

(a) no less than ten (10) Business Days prior to the proposed closing date of such Acquisition (or such later date as may be approved by the Administrative Agent), the Borrower shall have delivered written notice of such Acquisition to the Administrative Agent and the Lenders, which notice shall include the proposed closing date of such Acquisition;

(b) the board of directors or other similar governing body of the Person to be acquired or whose assets or division or other relevant business are to be acquired) shall have approved such Acquisition (and, if requested, the Administrative Agent shall have received evidence, in form and substance reasonably satisfactory to the Administrative Agent, of such approval);

(c) the Person or business to be acquired, or the relevant assets and their use, shall be in a line of business consistent with the business of the Borrower and its Subsidiaries as conducted immediately prior to such Acquisition, and shall not violate Section 7.07;

(d) if such Acquisition is a merger or consolidation, then (i) if the Borrower or a Guarantor is a party thereto, the surviving Person shall be the Borrower or such Guarantor (or such surviving Person shall, in the case of a merger with a Guarantor, become a Guarantor and otherwise comply with the ensuing clause (e)), (ii) if a Subsidiary that is not a Guarantor is a party thereto, unless the surviving Person becomes a Subsidiary Guarantor and complies with the requirements of the ensuing clause (e), such Acquisition and the ensuing Investment shall satisfy, and shall be made within the limits and conditions of, Section 7.03(k) and (iii) no Change of Control shall have been effected thereby;

(e) to the extent applicable, all documents required to be delivered and other actions required to be taken with respect to such acquired Person and assets pursuant to Section 6.12 shall have been or will be delivered and taken in accordance with such Section 6.12 within the time periods prescribed therein;

(f) Holdings is in compliance, on a pro forma basis (based on financial results for the most recently ended fiscal quarter for which financial statements are required to have been delivered and giving effect thereto and to all other pro forma adjustments, including any incurrence or repayment of Indebtedness) as of the closing date of the Acquisition, with (i) the Consolidated Fixed Charge Coverage Ratio maintenance level required to be satisfied as of the last day of the Fiscal Quarter in which such Acquisition is consummated pursuant to Section 7.20(b) and (ii) a Consolidated Total Leverage Ratio not greater than the lesser of (A) 4.25 to 1.00 and (B) 0.25 below the Consolidated Total Leverage Ratio maintenance level required to be satisfied as of the last day of the Fiscal Quarter in which such Acquisition is consummated pursuant to Section 7.20(a); provided that if such Acquisition is a Limited Condition Acquisition, then at the request of the Borrower and if approved by the Lenders providing such Incremental Term Loan or Term Loan Increase and the Administrative Agent, this condition may be satisfied as of the date of the entering into of the definitive agreement for such Limited Condition Acquisition (with the required financial covenant levels determined by the quarter in which the Limited Condition Acquisition is anticipated to be consummated), subject to the provisions of
Section 2.14(d)(i)(C);

(g) if the total consideration for any such Acquisition (or series of related Acquisitions) exceeds $10,000,000 (excluding the value of any post-closing earn-out or other contingent consideration), then (i) no later than five (5) Business Days prior to the proposed closing date of such Acquisition (or such shorter period as may be agreed to by the Administrative Agent)

the Borrower, to the extent requested by the Administrative Agent or Required Lenders, (A) shall have delivered to the Administrative Agent promptly upon the finalization thereof copies of substantially final documentation related to such Acquisition, which shall be in form and substance reasonably satisfactory to the Administrative Agent and Required Lenders, (B) shall have delivered to, or made available for inspection by, the Administrative Agent substantially complete diligence information with respect to the target Person or assets of such Acquisition, which shall be in form and substance reasonably satisfactory to the Administrative Agent and Required Lenders, (C) shall have delivered to the Administrative Agent a Compliance Certificate for the most recent Fiscal Quarter end preceding such Acquisition for which financial statements have been (or are required to have been) delivered demonstrating, in form and substance reasonably satisfactory to the Administrative Agent and Required Lenders, compliance with clause (f) above, and (D) shall have delivered to the Administrative Agent a quality of earnings report prepared by an accounting firm mutually agreed upon by the Borrower and Administrative Agent, which shall be in form and substance reasonably satisfactory to the Administrative Agent and Required Lenders, and (ii) prior to the consummation of such Acquisition, the Borrower shall have delivered to the Administrative Agent (A) a certificate of a Responsible Officer certifying that all of the requirements set forth in this definition have been satisfied or will be satisfied on or prior to the consummation of such purchase or other Acquisition and (B) such other documents and other information as may be reasonably requested by the Administrative Agent in connection with such purchase or other Acquisition;

(h) no Default shall have occurred and be continuing both before and after giving effect to such Acquisition and any Indebtedness incurred in connection therewith; provided that if such Acquisition is a Limited Condition Acquisition financed with proceeds of a substantially concurrent Incremental Term Loan or Term Loan Increase, this subsection (h) shall be satisfied upon satisfaction of Section 2.14(d)(i)(B);

(i) the Borrower shall demonstrate, in form and substance reasonably satisfactory to the Administrative Agent, that the entity to be acquired had positive Consolidated Adjusted EBITDA for the four (4) Fiscal Quarter period ended immediately prior to the proposed closing date of such Acquisition; and

(j) after giving effect to the Acquisition, at least $10,000,000 in availability shall exist under the Revolving Credit Facility; provided that for purposes of this clause (j), the amount of unrestricted cash and Cash Equivalents of the Borrower and the other Loan Parties on hand at such time and subject to a control agreement in favor of the Administrative Agent shall be included in the calculation of such availability.

“Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) Liens for Taxes not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with IFRS; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than thirty (30) days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person; and (c) pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA.

“Permitted Tax Payments” means Restricted Payments made pursuant to Section 7.06(f).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established or maintained by any Loan Party or to which any Loan Party has any liability, contingent or otherwise, or with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Plan Asset Rules” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations or any successor regulations, as modified by Section 3(42) of ERISA, and the rules and regulations thereunder.

“Pledge Agreement” means (i) that certain pledge agreement dated as of the date hereof by Dr. Thomas Fix in favor of the Administrative Agent, as the same may be amended from time to time, and (ii) each other pledge agreement entered into in favor of the Administrative Agent relating to the ownership of a Professional Services Affiliate, any Subsidiary or any Minority Investment.

“Pledged Debt” has the meaning specified in Section 1(d)(iv) of the Security Agreements.

“PPSA” has the meaning specified in the applicable Security Agreement.

“Process Agent” has the meaning set forth in Section 10.14(d).

“Professional Services Affiliate” means any PC Entity that has entered into a Management Services Agreement with the Borrower or one of its Subsidiaries or Minority Investments. For the avoidance of doubt, any Professional Services Affiliate of a Subsidiary of the Borrower shall be a Professional Services Affiliate of the Borrower.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Purchase Agreements” means, collectively, (i) that certain Share Purchase Agreement, dated as of April 15, 2019 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, and together with all schedules, annexes, exhibits, supplements, amendments, and other relevant documents and agreements related thereto), pursuant to which the Borrower acquired, directly or indirectly, all of the issued and outstanding capital stock of ADG from the “Sellers” identified therein (the “ADG Purchase Agreement”), (ii) that certain Share Purchase Agreement, dated as of April 15, 2019 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, and together with all schedules, annexes, exhibits, supplements, amendments, and other relevant documents and agreements related thereto), pursuant to which the Borrower acquired, directly or indirectly, all of the issued and outstanding capital stock of TIC from the “Sellers” identified therein (the “TIC Purchase Agreement”), and (iii) that certain Share Purchase Agreement, dated as of April 15, 2019 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, and together with all schedules, annexes, exhibits, supplements, amendments, and other relevant documents and agreements related thereto), pursuant to which the Borrower acquired, directly or indirectly, all of the issued and outstanding capital stock of SFL from the “Sellers” identified therein (the “SFL Purchase Agreement”).

“Recipient” means the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder.

“Register” has the meaning specified in Section 10.06(d).

“Related Documents” means (a) the Rose Acquisition Agreement and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith and (b) each Purchase Agreement and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Related Transactions” means those transactions contemplated by the Related Documents.

“Releases” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material into or through the environment.

“Repricing Transaction” has the meaning specified in Section 2.05(c).

“Request for Credit Extension” means (a) with respect to a Borrowing, conversion or continuation of Term Loans or Revolving Credit Loans, a Committed Loan Notice, (b) with respect to an L/C Credit Extension, a Letter of Credit Application, and (c) with respect to a Swing Line Loan, a Swing Line Loan Notice.

“Required Lenders” means, at any time, Lenders holding more than 50% of the sum of the (a) Total Outstandings (with the aggregate amount of each Revolving Credit Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed “held” by such Revolving Credit Lender for purposes of this definition) and (b) aggregate unused Commitments; provided that (i) the unused Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders (and the amount of any participation in any Swing Line Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Swing Line Lender or L/C Issuer, as the case may be, in making such determination) and (ii) at any time there are two or more Lenders that are not Affiliates, Required Lenders shall include at least two Lenders that are not Affiliates.

“Required Revolving Lenders” means, at any time, Revolving Credit Lenders holding more than 50% of the sum of (a) the aggregate Revolving Credit Exposure (with the aggregate amount of each Revolving Credit Lender’s risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed “held” by such Revolving Credit Lender for purposes of this definition) and (b) aggregate unused Revolving Credit Commitments; provided that (i) the unused Revolving Credit Commitment of, and the portion of the aggregate Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Revolving Lenders (and the amount of any participation in any Swing Line Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Swing Line Lender or L/C Issuer, as the case may be, in making such determination) and (ii) at any time there are two or more Revolving Lenders that are not Affiliates, Required Revolving Lenders shall include at least two Revolving Lenders that are not Affiliates.

“Required Term A Lenders” means, at any time, Term A Lenders holding more than 50% of the sum of (a) the aggregate outstanding Term A Loans and (b) the aggregate unused Delayed Draw Term Commitment; provided that (i) the unused Delayed Draw Term Commitment of, and the portion of the aggregate outstanding Term A Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Term A Lenders and (ii) at any time there are two or more Term A Lenders that are not Affiliates, Required Term A Lenders shall include at least two Term A Lenders that are not Affiliates.

“Required Principal Payments” means the sum of all regularly scheduled principal payments of outstanding Loans made during such period.

“Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer or assistant treasurer of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries or Minority Investments, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person’s stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment;; provided that Restricted Payments shall not include any payments made with respect to Earnout Obligations.

“Revolving Availability Period” means the period from and including the First Amendment Effective Date to the Revolving Credit Facility Termination Date.

“Revolving Credit Borrowing” means a Borrowing consisting of simultaneous Revolving Credit Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Revolving Credit Lenders pursuant to Section 2.01(b).

“Revolving Credit Commitment” means, as to each Revolving Credit Lender, its obligation to (a) make Revolving Credit Loans to the Borrower pursuant to Section 2.01(b), (b) purchase participations in L/C Obligations, and (c) purchase participations in Swing Line Loans, in an aggregate principal amount at any time outstanding not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 under the caption “Revolving Credit Commitment” or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The aggregate Revolving Credit Commitment on the First Amendment Effective Date shall be $50,000,000.

“Revolving Credit Exposure” means, as to any Lender at any time, the aggregate principal amount at such time of its outstanding Revolving Credit Loans and such Lender’s participation in L/C Obligations and Swing Line Loans at such time.

“Revolving Credit Facility” means, at any time, the aggregate amount of the Revolving Credit Lenders’ Revolving Credit Commitments at such time.

“Revolving Credit Facility Termination Date” means the earliest of (a) May 31, 2024, (b) the date of termination in whole of the Revolving Credit Commitments pursuant to Section 2.06 or 8.02, and (c) the date on which the Obligations become due and payable pursuant to Section 8.02.

“Revolving Credit Increase” has the meaning specified in Section 2.14(a).

“Revolving Credit Increase Lender” has the meaning specified in Section 2.14(d)(ii).

“Revolving Credit Lender” means, at any time, any Lender that has a Revolving Credit Commitment at such time.

“Revolving Credit Loan” has the meaning specified in Section 2.01(b).

“Revolving Credit Note” means a promissory note of the Borrower payable to the order of any Revolving Credit Lender, in substantially the form of Exhibit B-3 hereto, evidencing the aggregate indebtedness of the Borrower to such Revolving Credit Lender resulting from the Revolving Credit Loans made by such Revolving Credit Lender or Swing Line Loans, as the case may be.

“Rollover Equity Contribution” means the contribution by the Sellers to Holdings or the Borrower, in the form of rollover equity, of an amount not less than $25 million (subject to rounding for whole shares), which Rollover Equity Contribution shall be in the form of common equity of the Targets (exchanged for common equity of Holdings).

“Rose Acquisition” means the acquisition of Rose Radiology Centers, Inc. contemplated by the Rose Acquisition Agreement.

“Rose Acquisition Agreement” means that certain Share Purchase Agreement, dated as of July 31, 2018 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof and thereof, and together with all schedules, annexes, exhibits, supplements, amendments, and other relevant documents and agreements related thereto), pursuant to which Dr. Thomas Fix acquired, directly or indirectly, all of the issued and outstanding capital stock of Rose Radiology Centers, Inc. from Dr. Manuel Rose, as the benefits of such Share Purchase Agreement were assigned by Dr. Thomas Fix to FL Holdings upon closing of the Rose Acquisition.

“RVU” means relative value unit.

“S&P” means Standard & Poor’s Ratings Group, Inc., and any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means, with respect to any Loan Party or any Subsidiary, any arrangement, directly or indirectly, with any Person whereby such Loan Party or such Subsidiary shall sell or transfer any property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sanctioned Country” means, at any time, a country or territory which is the subject or target of any comprehensive territorial Sanctions.

“Sanctions” has the meaning specified in Section 5.30(a).

“SDN List” means the list of “Specially Designated Nationals and Blocked Persons” maintained by OFAC available at http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx, or as otherwise published from time to time.

“Secured Cash Management Agreement” means a Cash Management Agreement permitted hereunder entered into with a person that is a Lender or a Lender Counterparty at the time entered into and as to which written notice is provided to the Administrative Agent.

“Secured Obligations” has the meaning specified in Section 2 of the Security Agreements.

“Secured Parties” means, collectively, the Administrative Agent, the Lenders, the L/C Issuer, each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.05, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.

“Security Agreements” means, collectively, that certain Security Agreement, dated as of the date hereof by the Loan Parties in favor of the Administrative Agent, and, that certain Canadian Security Agreement, dated as of the date hereof by Holdings in favor of the Administrative Agent.

“Security Agreement Supplement” has the meaning specified in Section 24(b) of the Security Agreements.

“Sellers” means the “Sellers” as defined in the Purchase Agreements.

“Senior Officer” means any Person holding any of the following offices of the Borrower: chief executive officer, president or chief financial officer.

“SFL” means SFL Radiology Holdings, LLC, a Florida limited liability company.

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“SPC” has the meaning specified in Section 10.06(j).

“Specified Purchase Agreement Representations” means such of the representations and warranties made by the Targets and/or the Sellers (as defined in the Purchase Agreements), or any of their respective subsidiaries or affiliates, with respect to each Target and its subsidiaries and affiliates in the applicable Purchase Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower, as “Purchaser” under the applicable Purchase Agreement, or its applicable affiliates have the right to terminate its and/or their obligations under such Purchase Agreement, or to decline to consummate the applicable 2019 Acquisition pursuant to such Purchase Agreement, as a result of a breach of such representation in such Purchase Agreement, determined without regard to whether any notice is required to be delivered by the Borrower, the Targets or any of Borrower’s applicable affiliates party to such Purchase Agreement.

“Specified Representations” means those representations and warranties made by the Holdings and the Borrower in Section 5.01(a), Section 5.01(b)(ii), Section 5.01(c) (as it relates to the entering into and performance of the Loan Documents), Section 5.02, Section 5.03 (but only with respect to no conflicts with or consents under the Loan Parties’ Organization Documents and any applicable Law), Section 5.04, Section 5.15, Section 5.18, Section 5.20, Section 5.30, Section 5.31 and Section 5.33.

“Subject Acquisition” means the Acquisition by the Borrower (directly or indirectly) of all of the assets or Equity Interests of an entity previously disclosed to the Administrative Agent, which such Subject Acquisition shall be required to constitute a Permitted Acquisition (and meet the requirements therefor) in order to be consummated.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of Holdings.

“Subsidiary Guarantor” means any Guarantor other than a guarantor party to the Parent Guaranty.

“Subsidiary Guaranty” means that certain subsidiary guaranty dated as of the Closing Date and entered into by each Subsidiary Guarantor, in favor of the Secured Parties.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Swing Line Borrowing” means a borrowing of a Swing Line Loan pursuant to Section 2.04.

“Swing Line Lender” means BBVA Compass in its capacity as provider of Swing Line Loans, or any successor swing line lender hereunder.

“Swing Line Loan” has the meaning specified in Section 2.04(a).

“Swing Line Loan Notice” means a notice of a Swing Line Borrowing pursuant to Section 2.04(b), which shall be substantially in the form of Exhibit A-3 or such other form as approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the Borrower.

“Swing Line Sublimit” means an amount equal to the lesser of (a) $5,000,000 and (b) the Revolving Credit Facility. The Swing Line Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“Synthetic Debt” means, with respect to any Person as of any date of determination thereof, all Obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds but are not otherwise included in the definition of “Indebtedness” or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with IFRS.

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including, without limitation, Sale and Leaseback Transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person or any of its Subsidiaries, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

“Targets” means, collectively, ADG, SFL and TIC.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest (including backup withholdings), additions to tax or penalties applicable thereto.

“Term A Commitment” means, as to each Term A Lender, its obligation to make (or continue, with respect to Term Loans outstanding under this Agreement prior to the First Amendment Effective Date, as Initial Term A Loans hereunder (to the extent provided in the First Amendment)) Initial Term A Loans to the Borrower on the First Amendment Effective Date, Delayed Draw Term Loans during the Delayed Draw Availability Period, and any increased Term A Commitments pursuant to Section 2.14. The amount of each Lender’s Term A Commitment (with respect to the Initial Term A Loans and the Delayed Draw Term Loans) as of the First Amendment Effective Date is as set forth on Schedule 2.01 attached to the First Amendment (such Term A Commitment being divided on such Schedule 2.01 between the “Initial Term A Loan Commitment” and the “Delayed Draw Term Commitment”, but which shall constitute one single Term A Commitment as of the First Amendment Effective Date); and the amount of each Lender’s other Term A Commitments may be adjusted from time to time in accordance with this Agreement. The aggregate principal amount of the Term A Commitments (including both Initial Term A Loan Commitments and Delayed Draw Term Commitments) on the First Amendment Effective Date is $66,000,000 (of which $16,000,000 will constitute the aggregate Delayed Draw Term Commitments).

“Term A Facility” means, at any time, the aggregate Term A Commitments and Term A Loans, as applicable, of all Lenders at such time.

“Term A Lender” means, at any time, any Lender that has a Term A Commitment or a Term A Loan, as applicable, at such time.

“Term A Loan” means (i) the Initial Term A Loans, (ii) the Delayed Draw Term Loans (if any) and (iii) any new Term A Loans funded pursuant to Section 2.14.

“Term B Commitment” means, as to each Term B Lender, its obligation to make (or continue, with respect to Term Loans outstanding under this Agreement prior to the First Amendment Effective Date, as Term B Loans hereunder (to the extent provided in the First Amendment)) Term B Loans to the Borrower on the First Amendment Effective Date, and any increased Term B Commitments pursuant to Section 2.14. The amount of each Lender’s Term B Commitment as of the First Amendment Effective Date is as set forth on Schedule 2.01 attached to the First Amendment; and the amount of each Lender’s other Term B Commitments may be adjusted from time to time in accordance with this Agreement. The aggregate principal amount of the Term B Commitments on the First Amendment Effective Date is $266,000,000.

“Term B Facility” means, at any time, the aggregate Term B Commitments and Term B Loans, as applicable, of all Lenders at such time.

“Term B Lender” means, at any time, any Lender that has a Term B Commitment or a Term B Loan, as applicable, at such time.

“Term B Loans” means (i) the term loans made (or continued, with respect to Term Loans outstanding under this Agreement prior to the First Amendment Effective Date, which (to the extent provided in the First Amendment) shall constitute Term B Loans hereunder, subject to reallocation among the Term Lenders, as provided in the First Amendment) on the First Amendment Effective Date pursuant to Section 2.01(a)(iii) and (ii) any new Term B Loans funded pursuant to Section 2.14.

“Term Borrowing” means a borrowing consisting of simultaneous Term Loans (whether Term A Loans or Term B Loans) of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Term Lenders pursuant to Section 2.01(a).

“Term Commitment” means, as to each Lender, its Term A Commitment or Term B Commitment, or both, as the context may indicate.

“Term Facility” means the Term A Facility or the Term B Facility, or both, as the context may indicate.

“Term Lender” means a Term A Lender or a Term B Lender, or both, as the context may indicate.

“Term Loans” means the Term A Loans or the Term B Loans, or both, as the context may indicate.

“Term Loan Increase” has the meaning set forth in Section 2.14(a).

“Term Loan Maturity Date” means the earliest of (a) May 31, 2024 and (b) the date on which the Obligations become due and payable pursuant to Section 8.02.

“Term Note” means a promissory note of the Borrower payable to the order of any Term Lender, in substantially the form of Exhibit B-1 (with respect to the Term A Facility) or Exhibit B-2 (with respect to the Term B Facility) hereto, evidencing the aggregate indebtedness of the Borrower to such Term Lender resulting from the Term Loans made by such Term Lender.

“Termination Date” means the first date upon which each of the following shall have occurred: (a) all Obligations (other than contingent unmatured indemnification obligations) hereunder or under the Loan Documents shall have been indefeasibly paid in full in cash; and (b) all Commitments shall have expired or been terminated.

“Third Party Payor” means Medicare, Medicaid or any private insurance company, health maintenance organization, preferred provider organization, alternative delivery system, managed care system, government contracting agency or other similar entity that is obligated to make payments on behalf of any Account Debtor of any Person.

“Third Party Payor Programs” means all third party payor programs (including, without limitation, Medicare, Medicaid, TRICARE, or any other federal or state health care programs, as well as Blue Cross and/or Blue Shield, managed care plans, or any other private insurance program).

“Threshold Amount” means $500,000.

“TIC” means TIC Acquisition Holdings, LLC, a Florida limited liability company.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

“Total Revolving Credit Outstandings” means the aggregate Outstanding Amount of all Revolving Credit Loans, Swing Line Loans and L/C Obligations.

“Transactions” means the Related Transactions and the transactions contemplated by the Loan Documents.

“Transfer Restriction Agreement” means each transfer restriction agreement among the Borrower, the relevant PC Entity and each equity holder of the relevant PC Entity party thereto.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

“UCC” has the meaning specified in the applicable Security Agreement.

“United States” and “U.S.” mean the United States of America.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended.

“U.S. Borrower” means any Borrower that is a U.S. Person.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“Valuation Report” has the meaning set forth in Section 6.20(b).

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means the Borrower, any Loan Party, and the Administrative Agent.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any Law shall include all statutory and regulatory provisions consolidating, amending replacing or interpreting such Law and any reference to any Law or regulation shall, unless otherwise specified, refer to such Law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03 Accounting Terms.

(a) Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the most recent Audited Financial Statements delivered pursuant to this Agreement, except as otherwise specifically prescribed herein. The Borrower in its discretion may notify the Administrative Agent at any time that it has elected to use GAAP in lieu of IFRS and, after the Borrower provides (x) such notice and (y) financial statements computed in accordance with GAAP for the two most recently ended four-quarter periods and quarter ends (along with the computation of the financial maintenance covenants in accordance with GAAP as of the last day of each such prior two fiscal quarters) along with comparative statements showing the differences between GAAP and IFRS for such periods and such financial covenants, then references herein to IFRS shall thereafter be construed to mean GAAP as in effect from time to time; provided that, to the extent such election would affect any financial ratio or other financial calculation set forth in this Agreement, (i) to the extent not otherwise demonstrated by the financial statements and calculations delivered in connection with such notice, the Borrower shall provide to the

Administrative Agent financial statements and other documents reasonably requested by the Administrative Agent or any Lender setting forth a reconciliation with respect to such ratio or requirement made before and after giving effect to such election and (ii) if the Borrower, the Administrative Agent or the Required Lenders shall so request, the Administrative Agent, the Required Lenders and the Borrower shall negotiate in good faith to amend such ratio to preserve the original intent thereof in light of such change (provided that, until so amended, (A) such ratio or requirement shall continue to be computed in accordance with IFRS and (B) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made under GAAP and under IFRS).

(b) Changes in IFRS. If at any time any after the First Amendment Effective Date any change in IFRS would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS.

(c) Leases. Notwithstanding anything in the foregoing, all leases of Holdings and its subsidiaries (whether of real or personal property) that are not or would not have been characterized as Capitalized Leases in accordance with IFRS immediately prior to the Closing Date (whether or not such leases were in effect on such date) shall not be accounted for as Capitalized Leases for purposes of this Agreement regardless of any change in IFRS following the Closing Date that would otherwise require such leases to be recharacterized as Capitalized Leases.

1.04 Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.06 Certain Calculations. For the purposes of calculating the financial covenants in Section 7.20 hereof, all calculations shall be made based on the face value of the relevant Obligation and not at any discounted value (notwithstanding any accounting or other rule to the contrary).

1.07 Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.08 Limited Condition Acquisitions and Financial Covenants. If at any time the Borrower has made an election with respect to any Limited Condition Acquisition, pursuant to Section

2.14(d)(i)(B), to test a financial ratio test or condition at the time of the execution and delivery of the definitive agreement related to such Limited Condition Acquisition, then in connection with any subsequent calculation of any of the Consolidated Total Leverage Ratio or the Consolidated Fixed Charge Coverage Ratio for any purpose under this Agreement (including any basket, measurement, or for purposes of Section 7.20) following the relevant date of execution of the definitive agreement with respect to such Limited Condition Acquisition and prior to the earlier of (i) the date on which such Limited Condition Acquisition is consummated or (ii) the date that the definitive agreement for such Limited Condition Acquisition is terminated or expires without consummation of such Limited Condition Acquisition, any such requisite financial covenant levels shall be required to be satisfied both (x) on a pro forma basis assuming such Limited Condition Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have been consummated and (y) assuming such Limited Condition Acquisition and other transactions in connection therewith (including the incurrence or assumption of Indebtedness) have not been consummated.

ARTICLE II

THE COMMITMENTS AND CREDIT EXTENSIONS

2.01 The Loans.

(a) The Term Borrowings. Subject to the terms and conditions set forth herein (including Section 4.03 for Delayed Draw Term Loans) (i) each Term A Lender with an Initial Term A Loan Commitment severally agrees to make (or continue, with respect to Term Loans outstanding under this Agreement prior to the First Amendment Effective Date, which (to the extent provided in the First Amendment) shall constitute Initial Term A Loans hereunder, subject to reallocation among the Term Lenders, as provided in the First Amendment) Initial Term A Loans in Dollars to the Borrower on the First Amendment Effective Date in an amount not to exceed the Initial Term A Loan Commitment of such Term Lender, (ii) each Term A Lender with a Delayed Draw Term Commitment severally agrees to make Delayed Draw Term Loans to the Borrower in a single Borrowing during the Delayed Draw Availability Period in an aggregate amount not to exceed the Delayed Draw Term Commitment of such Lender and (iii) each Term B Lender with a Term B Commitment on the First Amendment Effective Date severally agrees to make (or continue, with respect to Term Loans outstanding under this Agreement prior to the First Amendment Effective Date, which (to the extent provided in the First Amendment) shall constitute Term B Loans hereunder, subject to reallocation among the Term Lenders, as provided in the First Amendment) Term B Loans in Dollars to the Borrower on the First Amendment Effective Date in an amount not to exceed the initial Term B Loan Commitment of such Term B Lender. Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed. Term Loans may be Base Rate Loans or Eurodollar Rate Loans as further provided herein.

(b) The Revolving Credit Borrowings. Subject to the terms and conditions set forth herein, each Revolving Credit Lender severally agrees to make loans (each such loan, a “Revolving Credit Loan”) to the Borrower from time to time, on any Business Day during the Revolving Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender’s Revolving Credit Commitment; provided, however, that after giving effect to any Revolving Credit Borrowing, (i) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility (or, until such time as the Administrative Agent has received satisfactory evidence that the Alaris Note has been paid in full and terminated and the Alaris/Agent Subordination Agreement has been terminated, an amount that is $4,000,000 less than the Revolving Credit Facility at such time), and (ii) the Revolving Credit Exposure shall not exceed such Lender’s Revolving Credit Commitment. Within the limits of each Lender’s Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01(b), prepay under Section 2.05, and reborrow under this Section 2.01(b). Revolving Credit Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.

2.02 Borrowings, Conversions and Continuations of Loans.

(a) Each Borrowing (including on the First Amendment Effective Date), conversion of Term Loans or Revolving Credit Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon the Borrower’s irrevocable notice to the Administrative Agent, which may be given by telephone. Each such notice must be received by the Administrative Agent not later than 11:00 a.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurodollar Rate Loans or of any conversion of Eurodollar Rate Loans to Base Rate Loans, and (ii) one Business Day prior to the requested date of any Borrowing of Base Rate Loans. Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Committed Loan Notice (whether telephonic or written) shall specify (i) whether the Borrower is requesting a Revolving Credit Borrowing, a Term Borrowing (and whether of Term A Loans or Term B Loans), a conversion of Term A Loans, Term B Loans or Revolving Credit Loans from one Type to another, or a continuation of Eurodollar Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Term A Loans, Term B Loans or Revolving Credit Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Term Loans or Revolving Credit Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. Notwithstanding anything to the contrary herein, a Swing Line Loan may not be converted to a Eurodollar Rate Loan.

(b) Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Applicable Percentage of the Revolving Credit Loans or Delayed Draw Term Loan Advance, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans described in Section 2.02(a). In the case of a Revolving Credit Borrowing or Delayed Draw Term Loan Advance, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 1:00 p.m. on the Business Day specified in the applicable Committed Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02, the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent by wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower; provided, however, that if, on the date a Committed Loan Notice with respect to a Revolving Credit Borrowing is given by the Borrower, there are L/C Borrowings outstanding, then the proceeds of such Revolving Credit Borrowing, first, shall be applied to the payment in full of any such L/C Borrowings, and second, shall be made available to the Borrower as provided above.

(c) Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurodollar Rate Loan. During the existence of a Default, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans without the consent of the Required Lenders.

(d) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in BBVA’s prime commercial lending rate used in determining the Base Rate promptly following the public announcement of such change.

(e) After giving effect to all Term Borrowings, all Revolving Credit Borrowings, all conversions of Term Loans or Revolving Credit Loans from one Type to the other, and all continuations of Term Loans or Revolving Credit Loans as the same Type, there shall not be more than five Interest Periods in effect.

(f) The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.

2.03 Letters of Credit.

(a) The Letter of Credit Commitment.

(i) Subject to the terms and conditions set forth herein, (A) the L/C Issuer agrees, in reliance upon the agreements of the Revolving Credit Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the First Amendment Effective Date until the Letter of Credit Expiration Date, to issue Letters of Credit for the account of the Borrower or its Subsidiaries, and to amend or extend Letters of Credit previously issued by it, in accordance with Section 2.03(b), and (2) to honor drawings under the Letters of Credit; and (B) the Revolving Credit Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower or its Subsidiaries and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility, (y) the Revolving Credit Exposure shall not exceed such Lender’s Revolving Credit Commitment, and (z) the Outstanding Amount of the L/C Obligations shall not exceed the Letter of Credit Sublimit. Each request by the Borrower for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(ii) The L/C Issuer shall not issue any Letter of Credit if:

(A) subject to Section 2.03(b)(iii), the expiry date of the requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless the Administrative Agent has approved such expiry date; or

(B) the expiry date of the requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Revolving Credit Lenders and the L/C Issuer have approved such expiry date (it being agreed that following the Letter of Credit Expiration Date, any outstanding Letter of Credit would be required to be Cash Collateralized by the Borrower on terms and pursuant to arrangements reasonably satisfactory to L/C Issuer).

(iii) The L/C Issuer shall be under no obligation to issue any Letter of Credit if:

(A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the L/C Issuer from issuing the Letter of Credit, or any Law applicable to the L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the L/C Issuer shall prohibit, or request that the L/C Issuer refrain from, the issuance of letters of credit generally or the Letter of Credit in particular or shall impose upon the L/C Issuer with respect to the Letter of Credit any restriction, reserve or capital requirement (for which the L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the L/C Issuer in good faith deems material to it;

(B) the issuance of the Letter of Credit would violate one or more policies of the L/C Issuer applicable to letters of credit generally;

(C) except as otherwise agreed by the Administrative Agent and the L/C Issuer, the Letter of Credit is in an initial stated amount less than $100,000;

(D) the Letter of Credit is to be denominated in a currency other than Dollars;

(E) any Revolving Credit Lender is at that time a Defaulting Lender, unless the L/C Issuer has entered into arrangements, including the delivery of Cash Collateral, satisfactory to the L/C Issuer (in its sole discretion) with the Borrower or such Lender to eliminate the L/C Issuer’s actual or potential Fronting Exposure (after giving effect to Section 2.16(a)(iv) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other L/C Obligations as to which the L/C Issuer has actual or potential Fronting Exposure, as it may elect in its sole discretion; or

(F) the Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

(iv) The L/C Issuer shall not amend any Letter of Credit if the L/C Issuer would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

(v) The L/C Issuer shall be under no obligation to amend any Letter of Credit if (A) the L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(vi) The L/C Issuer shall act on behalf of the Revolving Credit Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and the L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by the L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article IX included the L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to the L/C Issuer.

(b) Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i) Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Borrower. Such Letter of Credit Application may be sent by facsimile, by United States mail, by overnight courier, by electronic transmission using the system provided by the L/C Issuer, by personal delivery or by any other means acceptable to the applicable L/C Issuer. Such Letter of Credit Application must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least two Business Days (or such later date and time as the Administrative Agent and the L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the purpose and nature of the requested Letter of Credit; and (H) such other matters as the applicable L/C Issuer may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as the applicable L/C Issuer may require. Additionally, the Borrower shall furnish to the L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the L/C Issuer or the Administrative Agent may require.

(ii) Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, the L/C Issuer will provide the Administrative Agent with a copy thereof. Unless the L/C Issuer has received written notice from any Revolving Credit Lender, the Administrative Agent or any Loan Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article IV shall not then be satisfied, then, subject to the terms and conditions hereof, the L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower (or the applicable Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with the L/C Issuer’s usual and customary business practices. Immediately upon the issuance of each Letter of Credit (and on the Closing Date with respect to the Existing Letters of Credit), each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Revolving Credit Lender’s Applicable Revolving Credit Percentage times the amount of such Letter of Credit.

(iii) If the Borrower so requests in any applicable Letter of Credit Application, the L/C Issuer may, in its discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the L/C Issuer, the Borrower shall not be required to make a specific request to the L/C

Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Revolving Credit Lenders shall be deemed to have authorized (but may not require) the L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that the L/C Issuer shall not permit any such extension if (A) the L/C Issuer has determined that it would not be permitted, or would have no obligation at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.03(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Revolving Credit Lender or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, and in each such case directing the L/C Issuer not to permit such extension.

(c) Drawings and Reimbursements; Funding of Participations.

(i) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable L/C Issuer shall notify the Borrower and the Administrative Agent thereof. Not later than 11:00 a.m. on the date of any payment by the L/C Issuer under a Letter of Credit (each such date, an “Honor Date”), the Borrower shall reimburse the L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing. If the Borrower fails to so reimburse the L/C Issuer by such time, the Administrative Agent shall promptly notify each Revolving Credit Lender of the Honor Date, the amount of the unreimbursed drawing (the “Unreimbursed Amount”), and the amount of such Revolving Credit Lender’s Applicable Revolving Credit Percentage thereof. In such event, the Borrower shall be deemed to have requested a Revolving Credit Borrowing of Base Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the Revolving Credit Commitments and the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice). Any notice given by the applicable L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii) Each Revolving Credit Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available (and the Administrative Agent may apply Cash Collateral provided for this purpose) for the account of the applicable L/C Issuer at the Administrative Agent’s Office in an amount equal to its Applicable Revolving Credit Percentage of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the L/C Issuer.

(iii) With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Revolving Credit Lender’s payment to the Administrative Agent for the account of the L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv) Until each Revolving Credit Lender funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender’s Applicable Revolving Credit Percentage of such amount shall be solely for the account of the L/C Issuer.

(v) Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse the applicable L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against any L/C Issuer, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Credit Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower of a Committed Loan Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the L/C Issuer for the amount of any payment made by the L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi) If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), then, without limiting the other provisions of this Agreement, the L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the L/C Issuer at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the L/C Issuer in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Revolving Credit Loan included in the relevant Revolving Credit Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of the L/C Issuer submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent manifest error.

(d) Repayment of Participations.

(i) At any time after the L/C Issuer has made a payment under any Letter of Credit and has received from any Revolving Credit Lender such Lender’s L/C Advance in respect of such payment in accordance with Section 2.03(c), if the Administrative Agent receives for the account of the applicable L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Applicable Revolving Credit Percentage thereof in the same funds as those received by the Administrative Agent.

(ii) If any payment received by the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by the

L/C Issuer in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent for the account of the L/C Issuer its Applicable Revolving Credit Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Obligations Absolute. The obligation of the Borrower to reimburse the L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i) any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(ii) the existence of any claim, counterclaim, setoff, defense or other right that the Borrower or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), any L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii) any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv) waiver by an L/C Issuer of any requirement that exists for the L/C Issuer’s protection and not the protection of the Borrower or any waiver by an L/C Issuer which does not in fact materially prejudice the Borrower;

(v) honor of a demand for payment presented electronically even if such Letter of Credit requires that demand be in the form of a draft;

(vi) any payment made by any L/C Issuer in respect of an otherwise complying item presented after the date specified as the expiration date of, or the date by which documents must be received under such Letter of Credit if presentation after such date is authorized by the UCC, the ISP or the UCP, as applicable;

(vii) any payment by any L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by an L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(viii) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower or any of its Subsidiaries.

The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrower’s instructions or other irregularity, the Borrower will immediately notify the L/C Issuer. The Borrower shall be conclusively deemed to have waived any such claim against the L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f) Role of L/C Issuer. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the L/C Issuer shall have no responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C Issuer, the Administrative Agent, any of their respective Related Parties nor any correspondent, Participant or assignee of the L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Revolving Credit Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the L/C Issuer, the Administrative Agent, any of their respective Related Parties nor any correspondent, Participant or assignee of the L/C Issuer shall be liable or responsible for any of the matters described in clauses (i) through (viii) of Section 2.03(e); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against the L/C Issuer, and the L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which the Borrower proves were caused by the L/C Issuer’s willful misconduct or gross negligence or the L/C Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason. The L/C Issuer may send a Letter of Credit or conduct any communication to or from the beneficiary via the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) message or overnight courier, or any other commercially reasonable means of communicating with a beneficiary.

(g) Applicability of ISP. Unless otherwise expressly agreed by the L/C Issuer and the Borrower when a Letter of Credit is issued, the rules of the ISP shall apply to each standby Letter of Credit. Notwithstanding the foregoing, the L/C Issuer shall not be responsible to the Borrower for, and the L/C Issuer’s rights and remedies against the Borrower shall not be impaired by, any action or inaction of the L/C Issuer required or permitted under any Law, order, or practice that is required or permitted to be applied to any Letter of Credit or this Agreement, including the Law or any order of a jurisdiction where the L/C Issuer or the beneficiary is located, the practice stated in the ISP, or in the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade – International Financial Services Association (BAFT-IFSA), or the Institute of International Banking Law & Practice, whether or not any Letter of Credit chooses such Law or practice.

(h) Letter of Credit Fees. The Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Applicable Percentage with respect to the Revolving Credit Facility a Letter of Credit fee (the “Letter of Credit Fee”) for each Letter of Credit equal to the Applicable Rate times the daily amount available to be drawn under such Letter of Credit. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.07. Letter of Credit Fees shall be (i) due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand and (ii) computed on a quarterly basis in arrears. If there is any change in the Applicable Rate during any quarter, the daily amount available to be drawn under each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Notwithstanding anything to the contrary contained herein, while any Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate.

(i) Fronting Fee and Documentary and Processing Charges Payable to L/C Issuer. The Borrower shall pay directly to the applicable L/C Issuer for its own account a fronting fee with respect to each Letter of Credit, at the rate equal to 0.25% of each issued Letter of Credit, computed on the daily amount available to be drawn under such Letter of Credit on a quarterly basis in arrears. Such fronting fee shall be due and payable on the first Business Day after the end of each March, June, September and December in respect of the most recently-ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.07. In addition, the Borrower shall pay directly to the applicable L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of the L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(j) Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(k) Reporting of Letter of Credit Information. If at any time any Lender other than the Person serving as the Administrative Agent is the L/C Issuer, then (i) on the last Business Day of each calendar month, (ii) on each date that a Letter of Credit is amended, terminated or otherwise expires, (iii) on each date that an L/C Credit Extension occurs with respect to any Letter of Credit, and (iv) upon the request of the Administrative Agent, the L/C Issuer shall deliver to the Administrative Agent a report setting forth in form and detail reasonably satisfactory to the Administrative Agent information (including, without limitation, any reimbursement, Cash Collateral, or termination in respect of Letters of Credit issued by the L/C Issuer) with respect to each Letter of Credit issued by the L/C Issuer that is outstanding hereunder. No failure on the part of any L/C Issuer to provide such information pursuant to this Section 2.03(k) shall limit the obligation of the Borrower or any applicable Lender hereunder with respect to its reimbursement and participation obligations, respectively, pursuant to this Section 2.03.

2.04 Swing Line Loans.

(a) The Swing Line. Subject to the terms and conditions set forth herein, the Swing Line Lender, in reliance upon the agreements of the other Lenders set forth in this Section 2.04, may in its sole discretion make loans (each such loan, a “Swing Line Loan”) to the Borrower from time to time on any Business Day during the Revolving Availability Period in an aggregate amount not to exceed at any time outstanding the amount of the Swing Line Sublimit, notwithstanding the fact that such Swing Line Loans, when aggregated with the Applicable Revolving Credit Percentage of the Outstanding Amount of Revolving Credit Loans and L/C Obligations of the Lender acting as Swing Line Lender, may exceed the amount of such Lender’s Revolving Credit Commitment; provided, however, that after giving effect to any Swing Line Loan, (i) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit

Facility at such time, and (ii) the Revolving Credit Exposure of any Revolving Credit Lender shall not exceed such Lender’s Revolving Credit Commitment, (y) the Borrower shall not use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan, and (z) the Swing Line Lender shall not be under any obligation to make any Swing Line Loan if it shall determine (which determination shall be conclusive and binding absent manifest error) that it has, or by such Credit Extension may have, Fronting Exposure. Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04. Each Swing Line Loan shall bear interest only at a rate based on the Base Rate. Immediately upon the making of a Swing Line Loan, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Revolving Credit Lender’s Applicable Revolving Credit Percentage times the amount of such Swing Line Loan.

(b) Borrowing Procedures. Each Swing Line Borrowing shall be made upon the Borrower’s irrevocable notice to the Swing Line Lender and the Administrative Agent, which may be given by (A) telephone or (B) by a Swing Line Loan Notice; provided that any telephonic notice must be confirmed promptly by delivery to the Swing Line Lender and the Administrative Agent of a Swing Line Loan Notice. Each such notice must be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum of $100,000, and (ii) the requested borrowing date, which shall be a Business Day. Promptly after receipt by the Swing Line Lender of any Swing Line Loan Notice, the Swing Line Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has also received such Swing Line Loan Notice and, if not, the Swing Line Lender will notify the Administrative Agent (by telephone or in writing) of the contents thereof. Unless the Swing Line Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of any Revolving Credit Lender) prior to 2:00 p.m. on the date of the proposed Swing Line Borrowing (A) directing the Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the first proviso to the first sentence of Section 2.04(a), or (B) that one or more of the applicable conditions specified in Article IV is not then satisfied, then, subject to the terms and conditions hereof, the Swing Line Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the Borrower at its office by crediting the account of the Borrower on the books of the Swing Line Lender in immediately available funds.

(c) Refinancing of Swing Line Loans.

(i) The Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the Borrower (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Revolving Credit Lender make a Base Rate Loan in an amount equal to such Lender’s Applicable Revolving Credit Percentage of the amount of Swing Line Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Committed Loan Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans, but subject to the unutilized portion of the Revolving Credit Facility and the conditions set forth in Section 4.02. The Swing Line Lender shall furnish the Borrower with a copy of the applicable Committed Loan Notice promptly after delivering such notice to the Administrative Agent. Each Revolving Credit Lender shall make an amount equal to its Applicable Revolving Credit Percentage of the amount specified in such Committed Loan Notice available to the Administrative Agent in immediately available funds (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swing Line Loan) for the account of the Swing Line Lender at the Administrative Agent’s Office not later than 1:00 p.m. on the day specified in such Committed Loan Notice, whereupon, subject to Section 2.04(c)(ii), each

Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the Swing Line Lender.

(ii) If for any reason any Swing Line Loan cannot be refinanced by such a Revolving Credit Borrowing in accordance with Section 2.04(c)(i), the request for Base Rate Loans submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Revolving Credit Lenders fund its risk participation in the relevant Swing Line Loan and each Revolving Credit Lender’s payment to the Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.04(c)(i) shall be deemed payment in respect of such participation.

(iii) If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), the Swing Line Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the Swing Line Lender in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Swing Line Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Revolving Credit Loan included in the relevant Revolving Credit Borrowing or funded participation in the relevant Swing Line Loan, as the case may be. A certificate of the Swing Line Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent manifest error.

(iv) Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.04(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Credit Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.04(c) is subject to the conditions set forth in Section 4.02. No such funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay Swing Line Loans, together with interest as provided herein.

(d) Repayment of Participations.

(i) At any time after any Revolving Credit Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Revolving Credit Lender its Applicable Revolving Credit Percentage thereof in the same funds as those received by the Swing Line Lender.

(ii) If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Revolving Credit Lender shall pay to the Swing Line

Lender its Applicable Revolving Credit Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Federal Funds Rate. The Administrative Agent will make such demand upon the request of the Swing Line Lender. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e) Interest for Account of Swing Line Lender. The Swing Line Lender shall be responsible for invoicing the Borrower for interest on the Swing Line Loans. Until each Revolving Credit Lender funds its Base Rate Loan or risk participation pursuant to this Section 2.04 to refinance such Revolving Credit Lender’s Applicable Revolving Credit Percentage of any Swing Line Loan, interest in respect of such Applicable Revolving Credit Percentage shall be solely for the account of the Swing Line Lender.

(f) Payments Directly to Swing Line Lender. The Borrower shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender.

2.05 Prepayments.

(a) Optional.

(i) The Borrower may, upon notice to the Administrative Agent (such notice to be in the form of a Committed Repayment Loan Notice), at any time or from time to time voluntarily prepay Loans in whole or in part; provided that (1) such notice must be received by the Administrative Agent not later than 11:00 a.m. (A) three Business Days prior to any date of prepayment of Eurodollar Rate Loans and (B) on the date of prepayment of Base Rate Loans; (2) any prepayment of Eurodollar Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $1,000,000 in excess thereof; and (3) any prepayment of Base Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $1,000,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s Applicable Percentage of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.05. Unless a Default has occurred, each prepayment of the outstanding Term A Loans or Term B Loans pursuant to and in accordance with this Section 2.05(a) shall be applied as directed by the Borrower, otherwise such prepayment shall be applied to the principal repayment installments of the applicable Term Facility in inverse order of maturity. Each prepayment under this Section 2.05(a) shall be paid to the Lenders in accordance with their respective Applicable Percentages.

(ii) The Borrower may, upon notice to the Swing Line Lender (with a copy to the Administrative Agent), at any time or from time to time, voluntarily prepay Swing Line Loans in whole or in part without premium or penalty; provided that (A) such notice must be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the date of the prepayment, and (B) any such prepayment shall be in a minimum principal amount of $100,000. Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(b) Mandatory.

(i) Within five (5) Business Days after financial statements are required to be delivered pursuant to Section 6.01(a) and the related Compliance Certificate is required to be delivered pursuant to Section 6.02(b), beginning with the Fiscal Year ending December 31, 2020, the Borrower shall prepay (such prepayments to be applied as set forth in clauses (vi) and (vii) below) an aggregate principal amount of Loans equal to (A) 50% of Consolidated Excess Cash Flow for such Fiscal Year less (B) the aggregate principal amount of Term Loans and Incremental Term Loans prepaid (to the extent not prepaid with the proceeds of long-term debt (other than revolving loans) or equity issuances) pursuant to Section 2.05(a)(i) during such Fiscal Year (such prepayments to be applied as set forth in clauses (v) and (vii) below); provided that (x) if the Consolidated Total Leverage Ratio as of the last day of such Fiscal Year is less than 3.50:1.00 but equal to or greater than 3.00:1.00, clause (A) above shall be 25%, and (y) if the Consolidated Total Leverage Ratio as of the last day of such Fiscal Year is less than 3.00:1.00, clause (A) above shall be 0%.

(ii) If Holdings or any of its Subsidiaries Disposes of any property or assets (other than any Disposition of any property or assets permitted by any provision of Section 7.05 other than Section 7.05(m) (it being understood Dispositions pursuant to Section 7.05(m) shall give rise to a requirement to make a prepayment pursuant to this clause (ii), subject to the other terms set forth herein) which results in the realization by such Person of Net Cash Proceeds in excess of the Threshold Amount in the aggregate for any Fiscal Year, the Borrower shall prepay an aggregate principal amount of Loans equal to 100% of such Net Cash Proceeds immediately upon receipt thereof by such Person (such prepayments to be applied as set forth in clauses (vii) and (viii) below); provided that with respect to any Net Cash Proceeds realized under a Disposition described in this Section 2.05(b)(ii), at the election of the Borrower (as notified by the Borrower to the Administrative Agent on or prior to the date of such Disposition), and so long as no Default shall have occurred and be continuing, the Borrower or such Subsidiary may reinvest all or any portion of such Net Cash Proceeds in fixed capital or operating assets so long as (A) within 180 days after receipt of such Net Cash Proceeds, such reinvestment shall have been consummated (or a definitive agreement to so reinvest shall have been executed), and (B) if a definitive agreement to so reinvest has been executed within such 180-day period, then such reinvestment shall have been consummated within 180 days after the entering into of such definitive agreement (in each case, as certified by the Borrower in writing to the Administrative Agent); and provided further that any Net Cash Proceeds not subject to such definitive agreement or so reinvested shall be immediately applied to the prepayment of the Loans as set forth in this Section 2.05(b)(ii).

(iii) Upon the sale or issuance by any Loan Party or any of its Subsidiaries of any of its Equity Interests other than Equity Interests of Holdings issued in connection with employee compensation plans, in connection with the exercise of warrants outstanding on the Closing Date, as consideration for a Permitted Acquisition or for the express purpose of financing working capital (and only to the extent raised for such purpose), the Borrower shall prepay an aggregate principal amount of Loans equal to 100% of all Net Cash Proceeds received therefrom immediately upon receipt thereof by any Loan Party or such Subsidiary.

(iv) Upon the incurrence or issuance by any Loan Party or any of its Subsidiaries of any Indebtedness (other than Indebtedness expressly permitted to be incurred or issued pursuant to Section 7.02 or that is issued as consideration for a Permitted Acquisition), the Borrower shall prepay an aggregate principal amount of Loans equal to 100% of all Net Cash Proceeds received therefrom immediately upon receipt thereof by any Loan Party or such Subsidiary (such prepayments to be applied as set forth in clauses (vii) and (viii) below).

(v) Upon any Extraordinary Receipt received by or paid to or for the account of Holdings or any of its Subsidiaries, and not otherwise included in clause (iii) of this Section 2.05(b), which results in Net Cash Proceeds for the Borrower and its Subsidiaries in excess of the Threshold Amount in the aggregate for any fiscal year, the Borrower shall prepay an aggregate principal amount of Loans equal to 100% of all Net Cash Proceeds received therefrom immediately upon receipt thereof by the Borrower or such Subsidiary (such prepayments to be applied as set forth in clauses (vii) and (viii) below); provided that with respect to any Net Cash Proceeds of insurance, condemnation awards (or payments in lieu thereof) or indemnity payments, at the election of the Borrower (as notified by the Borrower to the Administrative Agent on or prior to the date of such Disposition), and so long as no Default shall have occurred and be continuing, the Borrower or such Subsidiary may reinvest all or any portion of such Net Cash Proceeds in fixed capital or operating assets so long as (A) within 180 days after receipt of such net proceeds, such reinvestment shall have been consummated (or a definitive agreement to so reinvest shall have been executed), and (B) if a definitive agreement to so reinvest has been executed within such 180-day period, then such reinvestment shall have been consummated within 180 days after the entering into of such definitive agreement (in each case, as certified by the Borrower in writing to the Administrative Agent); and provided further that any Net Cash Proceeds not subject to such definitive agreement or so reinvested shall be immediately applied to the prepayment of the Loans as set forth in this Section 2.05(b)(v).

(vi) If for any reason the Total Revolving Credit Outstandings at any time exceed the Revolving Credit Facility at such time, the Borrower shall immediately prepay Revolving Credit Loans, Swing Line Loans and L/C Borrowings and/or Cash Collateralize the L/C Obligations (other than the L/C Borrowings) in an aggregate amount equal to such excess (such prepayments and/or Cash Collateralization to be applied as set forth in clauses (vii) and (viii) below).

(vii) Each prepayment of Loans pursuant to the foregoing provisions of this Section 2.05(b) shall be applied, first, to the Term Loans (pro rata between the Term A Loans and the Term B Loans) and to the principal repayment installments thereof in direct order of maturity for the next four scheduled principal repayment installments and thereafter to the remaining scheduled principal repayment installments (including the payment on the Term Loan Maturity Date) on a pro rata basis and, second, to the Revolving Credit Facility (without permanent reduction of the Revolving Credit Commitments) in the manner set forth in clause (viii) of this Section 2.05(b). Subject to Section 2.16, such prepayments shall be paid to the Lenders in accordance with their respective Applicable Percentages in respect of the relevant Facilities.

(viii) Prepayments of the Revolving Credit Facility made pursuant to this Section 2.05(b) shall be applied, first, ratably to the L/C Borrowings and the Swing Line Loans, second, to prepay Revolving Credit Loans outstanding at such time until all such Revolving Credit Loans are paid in full (without any reductions of the Revolving Credit Commitments, in each case) and, third, shall be used to Cash Collateralize the remaining L/C Obligations; and the amount remaining, if any, after the prepayment in full of all L/C Borrowings, Swing Line Loans and Revolving Credit Loans outstanding at such time and the Cash Collateralization of the remaining L/C Obligations in full may be retained by the Borrower for use in the ordinary course of its business. Upon the drawing of any Letter of Credit that has been Cash Collateralized, the funds held as Cash Collateral shall be applied (without any further action by or notice to or from the Borrower or any other Loan Party) to reimburse the applicable L/C Issuer or the Revolving Credit Lenders, as applicable.

(c) Call Premium. In the event that, on or prior to the six month anniversary of the First Amendment Effective Date, the Borrower (i) makes any prepayment of the Term B Loans in connection with any Repricing Transaction (as defined below) or (ii) effects any amendment of this

Agreement resulting in a Repricing Transaction, the Borrower shall pay to the Administrative Agent, for the ratable account of each applicable Term B Lender, a fee in an amount equal to, (x) in the case of clause (i), a prepayment premium of 1.0% of the amount of the Term B Loans being prepaid and (y) in the case of clause (ii), a payment equal to 1.0% of the aggregate amount of the applicable Term B Loans outstanding immediately prior to such amendment. Such fees shall be due and payable within three (3) Business Days of the date of the effectiveness of such Repricing Transaction.

For the purpose of this clause (c), “Repricing Transaction” means (A) any prepayment or repayment of the Term B Loans with the proceeds of, or any conversion of the Term B Loans into, any new or replacement tranche of bank Indebtedness bearing interest with an “effective yield” (taking into account, for example, upfront fees, interest rate spreads, interest rate benchmark floors and original issue discount, but excluding the effect of any arrangement, structuring, syndication or other fees payable in connection therewith that are not shared with all lenders or holders of such new or replacement loans) less than the “effective yield” applicable to the Term B Loans (as such comparative yields are determined in the reasonable judgment of the Administrative Agent consistent with generally accepted financial practices) and (B) any amendment to the pricing terms of the Term B Loans (whether through an amendment and restatement, mandatory assignment or otherwise) which reduces the “effective yield” applicable to the Term B Loans; provided that any event or transaction described in clause (A) or (B) above undertaken in connection with a Change of Control or an initial public offering shall not constitute a “Repricing Transaction” hereunder so long as the primary purpose of the prepayment, repayment or amendment in connection therewith is not to reduce the “effective yield” of the Term B Loans (as determined by Holdings in good faith and certified by a Responsible Officer of Holdings in form and substance satisfactory to the Administrative Agent (and upon which certification the Administrative Agent is entitled to rely)).

2.06 Termination or Reduction of Commitments

(a) Optional. The Borrower may, upon notice to the Administrative Agent, terminate the unused Revolving Credit Commitments or unused Delayed Draw Term Commitments, or from time to time permanently reduce the unused Revolving Credit Commitments, the unused Delayed Draw Term Commitments, the Letter of Credit Sublimit or the Swing Line Sublimit; provided that (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. five Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $5,000,000 or any whole multiple of $1,000,000 in excess thereof (or, in the case of reductions of the Delayed Draw Term Commitments, in an aggregate amount of $1,000,000 or any whole multiple of $500,000 in excess thereof), (iii) the Borrower shall not terminate or reduce the unused Revolving Credit Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Outstandings would exceed the Aggregate Commitments, and (iv) the Borrower shall not terminate or reduce (A) the Revolving Credit Facility if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Revolving Credit Outstandings would exceed the Revolving Credit Facility, (B) the Letter of Credit Sublimit if, after giving effect thereto, the Outstanding Amount of L/C Obligations not fully Cash Collateralized hereunder would exceed the Letter of Credit Sublimit, or (C) the Swing Line Sublimit if, after giving effect thereto and to any concurrent prepayments hereunder, the Outstanding Amount of Swing Line Loans would exceed the Swing Line Sublimit.

(b) Mandatory.

(i) The Borrower agrees that (A) the Initial Term A Loan Commitments shall automatically and permanently terminate upon the drawing (or continuation, as applicable) of the Initial Term A Loans on the First Amendment Effective Date, (B) the Delayed Draw Term Commitments shall automatically and permanently terminate as of the end of the Delayed Draw Availability Period and (C) the Term B Loan Commitments as of the First Amendment Effective

Date shall automatically and permanently terminate upon the drawing (or continuation, as applicable) of the Term B Loans on the First Amendment Effective Date. The Revolving Credit Commitments shall automatically and permanently terminate as of 5:00 p.m. on the Revolving Credit Facility Termination Date.

(ii) If after giving effect to any reduction or termination of Revolving Credit Commitments under this Section 2.06, the Letter of Credit Sublimit or the Swing Line Sublimit exceeds the Revolving Credit Facility at such time, the Letter of Credit Sublimit or the Swing Line Sublimit, as the case may be, shall be automatically reduced by the amount of such excess.

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of any termination or reduction of the Letter of Credit Sublimit, Swing Line Sublimit or unused portions of the unused Revolving Credit Commitment under this Section 2.06. Upon any reduction of unused Revolving Credit Commitments, the Revolving Credit Commitment of each Revolving Credit Lender shall be reduced by such Revolving Credit Lender’s Applicable Percentage of the amount by which the Revolving Credit Commitment is reduced. All fees accrued until the effective date of any termination of the aggregate Revolving Credit Commitments shall be paid on the effective date of such termination.

2.07 Repayment of Loans.

(a) Term Loans. The principal amounts of:

(i) commencing with the last Business Day of the Fiscal Quarter ending September 30, 2019, the Term A Loans shall be repaid to the Administrative Agent for the ratable account of the Term A Lenders in consecutive quarterly installments equal to (x) 0.25% of the aggregate principal amount of the Term A Loans as of the First Amendment Effective Date for the first eight quarterly installments, (y) 1.25% of the aggregate principal amount of the Term A Loans as of the First Amendment Effective Date for the next four quarterly installments and (z) 1.625% of the aggregate principal amount of the Term A Loans as of the First Amendment Effective Date for each quarterly installment thereafter (in each case of (x), (y) and (z), subject to adjustment for (A) Term A Loans resulting from the Borrowing of the Delayed Draw Term Loans, (B) voluntary and mandatory prepayments and (V) any increase in the Term A Facility pursuant to Section 2.14), with any remaining outstanding principal amount of the Term A Loans payable on the Term Loan Maturity Date; and

(ii) commencing with the last Business Day of the Fiscal Quarter ending September 30, 2019, the Term B Loans shall be repaid to the Administrative Agent for the ratable account of the Term B Lenders in consecutive quarterly installments equal to 0.25% of the aggregate principal amount of the Term B Loans as of the First Amendment Effective Date (subject to adjustment for (x) voluntary and mandatory prepayments and (y) any increase in the Term B Facility pursuant to Section 2.14), with any remaining outstanding principal amount of the Term B Loans payable on the Term Loan Maturity Date.

(b) Revolving Credit Loans. The Borrower shall repay to the Administrative Agent for the ratable account of the Revolving Credit Lenders on the Revolving Credit Facility Termination Date the aggregate principal amount of all Revolving Credit Loans outstanding on such date.

(c) Swing Line Loans. The Borrower shall repay each Swing Line Loan on the earlier to occur of (i) the date ten Business Days after such Loan is made and (ii) the Maturity Date for the Revolving Credit Facility.

2.08 Interest.

(a) Subject to the provisions of Section 2.08(b), (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurodollar Rate for such Interest Period plus the Applicable Rate, (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate and (iii) each Swing Line Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate for the Revolving Credit Facility.

(b) Default Rate.

(i) While any Default exists, the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii) Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Interest on each Loan shall be due and payable in cash in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(d) For the purposes of the Interest Act (Canada), (i) whenever a rate of interest or fee rate hereunder is calculated on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields. Each Loan Party hereby irrevocably agrees not to plead or assert, whether by way of defense or otherwise, in any proceeding relating to this Agreement and the other Loan Documents, that the interest payable under this Agreement and the calculation thereof has not been adequately disclosed to it, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable Law or legal principle.

2.09 Fees.

(a) Commitment Fee. The Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Applicable Percentage of the Revolving Credit Facility, a commitment fee calculated at the rate per annum equal to (a) from the First Amendment Effective Date until the delivery of financial statements for the Fiscal Quarter of Holdings ending September 30, 2019, [Percentage redacted for confidentiality reasons.] per annum, and (b) thereafter, the Applicable Rate times the actual daily amount by which the aggregate Revolving Credit Commitments exceed (i) the Outstanding Amount of Revolving Credit Loans and (ii) the Outstanding Amount of L/C Obligations under the Revolving Credit Facility, subject to adjustment as provided in Section 2.16. For the avoidance of doubt, the Outstanding Amount of Swing Line Loans shall not be counted towards or considered usage of the Revolving Credit Facility for purposes of determining the commitment fee. The commitment fee shall accrue at all times during the Revolving Availability Period, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable monthly in arrears on the first Business Day of each calendar month, and on the Revolving Credit Facility

Termination Date. The commitment fee shall be calculated monthly in arrears. If there is any change in the Applicable Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(b) Delayed Draw Ticking Fee. The Borrower shall pay to the Arranger, on the Business Day that is the last day of the Delayed Draw Availability Period, a ticking fee (the “Delayed Draw Ticking Fee”) equal to [Percentage redacted for confidentiality reasons.] of the Applicable Rate then in effect with respect to the Term A Facility times the aggregate Delayed Draw Term Commitments in effect on each day, with such fees to accrue from and after the date that is 31 days following the First Amendment Effective Date to and including the last day of the Delayed Draw Availability Period. The Delayed Draw Ticking Fee shall be for the pro rata account of the Lenders to the Term A Facility with respect to their respective daily unused Delayed Draw Commitments.

(c) Other Fees. The Borrower shall pay to the Arranger and the Administrative Agent for their own respective accounts fees in the amounts and at the times specified in the Fee Letters. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever. In addition, the Borrower shall pay to the Agents such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.10 Computation of Interest and Fees.

(a) All computations of interest for Base Rate Loans when the Base Rate is determined by BBVA’s “prime rate” shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b) If, as a result of any restatement of or other adjustment to the financial statements of Holdings or for any other reason, Holdings, the Borrower or the Lenders determine that (i) the Consolidated Total Leverage Ratio as calculated by Holdings or the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Total Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders or the L/C Issuer, as the case may be, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States or any other Debtor Relief Law, automatically and without further action by the Administrative Agent, any Lender or the L/C Issuer), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent, any Lender or the L/C Issuer, as the case may be, under Section 2.03(c)(iii), 2.03(i) or 2.08(b) or under Article VIII. The Borrower’s obligations under this paragraph shall survive the termination of the Aggregate Commitments and the repayment of all other Obligations hereunder.

2.11 Evidence of Indebtedness.

(a) The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations; provided, however that the Borrower shall be entitled to a credit of principal and/or interest and/or fees to the extent of errors in accounting by any Lender. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b) Entries made in good faith by the Administrative Agent in the Register, and by each Lender in its account or accounts pursuant to Section 2.11(a), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement and the other Loan Documents, absent manifest error; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such account or accounts shall not limit or otherwise affect the obligations of the Borrower under this Agreement and the other Loan Documents; provided, however, that the Borrower shall be entitled to a credit of principal and/or interest and/or fees to the extent of errors in accounting by any Lender or by Administrative Agent.

(c) In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

2.12 Payments Generally; Administrative Agent’s Clawback.

(a) General. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(i) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii) Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the L/C Issuer hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Appropriate Lenders or the applicable L/C Issuer, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Appropriate Lenders or the L/C Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or the L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(b) Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(c) Obligations of Lenders Several. The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swing Line Loans and to make payments pursuant to Section 10.04(c) are several and not joint. The failure of any Lender to make any Loan or to fund any such participation or make payments pursuant to Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or purchase its participation or make payments pursuant to Section 10.04(c).

(d) Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(e) Authorization. The Borrower hereby authorizes each Lender, if and to the extent payment owed to such Lender is not made when due hereunder or, in the case of a Lender, under the Note held by such Lender, to charge from time to time against any or all of the Borrower’s accounts with such Lender any amount so due.

(f) Insufficient Payment. Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Agents, the Lenders, or the L/C Issuer under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Agents and the Lenders in the order of priority set forth in Section 8.03. If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s Applicable Percentage of the Outstanding Amount of all Loans outstanding at such time in repayment or prepayment of such of the outstanding Loans or other Obligations then owing to such Lender.

2.13 Sharing of Payments by Lenders. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it resulting in such Lender’s receiving payment of a proportion of the aggregate amount of such Loans or participations and accrued interest thereon greater than its pro rata share thereof of the applicable Facility as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and subparticipations in L/C Obligations and Swing Line Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that:

(i) if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii) the provisions of this Section shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or subparticipations in L/C Obligations or Swing Line Loans to any assignee or Participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this Section shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

2.14 Increase in Commitments.

(a) Request for Increase. The Borrower may, from time to time, request by notice to the Administrative Agent (x) one or more increases in the Revolving Credit Facility (each, a “Revolving Credit Increase”), (y) one or more increases in the Term A Facility or Term B Facility (each, a “Term Loan Increase”) or (z) one or more term loan tranches to be made available to the Borrower (each, an “Incremental Term Loan”; each Incremental Term Loan, each Revolving Credit Increase and each Term

Loan Increase, collectively, referred to as the “Incremental Increases”); provided that (i) the principal amount for all such Incremental Increases shall not exceed $100,000,000; (ii) any such request for an Incremental Increase shall be in a minimum amount of $10,000,000 (or a lesser amount in the event such amount represents all remaining availability under this Section); (iii) no Revolving Credit Increase shall (A) increase the Letter of Credit Sublimit without the consent of the L/C Issuer or (B) increase the Swing Line Sublimit without the consent of the Swing Line Lender; (iv) no Incremental Term Loan shall mature earlier than the latest Term Loan Maturity Date then in effect or have a shorter weighted average life to maturity than the remaining weighted average life to maturity of the Term A Facility or Term B Facility (based on the determination of the Administrative Agent, in consultation with the Borrower, of whether such Incremental Term Facility is a “term A” or a “term B” facility); (v) if the All-In Yield of any Incremental Term Loan exceeds (A) the All-In Yield for the Term A Facility by more than 0.50%, then the Applicable Rate for the Term A Facility shall be increased (at each level on the pricing grid set forth in the definition of Applicable Rate) so that the All-In Yield in respect of the Term A Facility is equal to the All-In Yield for such Incremental Term Loans minus 0.50% and/or (B) the All-In Yield for the Term B Facility by more than 0.50%, then the Applicable Rate for the Term B Facility shall be increased so that the All-In Yield in respect of the Term B Facility is equal to the All-In Yield for such Incremental Term Loans minus 0.50%; (vi) each Incremental Term Loan shall (A) rank pari passu or junior in right of payment, prepayment, voting and/or security with the Term Loans, including sharing in mandatory prepayments under Section 2.05(b) pro rata with the Term Loans (unless agreed to be paid after the Term Loans by the Lenders providing such Incremental Term Loan), (B) shall have the same guarantees from the Guarantors and rank pari passu with respect to the Collateral with the other Facilities and (C) shall have an Applicable Rate or pricing grid (subject to clause (v)) and scheduled amortization (subject to clause (iv)) as determined by the Lenders providing such Incremental Term Loans and the Borrower; (vii) except as provided above, all other terms and conditions applicable to any Incremental Term Loan, to the extent not consistent with the terms and conditions applicable to the Term Facilities, shall be reasonably satisfactory to the Administrative Agent, the applicable Lenders providing such Term Loan Increase or Incremental Term Loan and the Borrower, provided that in no event shall the covenants, defaults and similar non-economic provisions applicable to any Incremental Term Loan, taken as a whole, (x) be more restrictive than the corresponding terms set forth in the Term Facilities (except to the extent either (A) applicable to all of the other Facilities then in effect or (B) only applicable after the latest Maturity Date of the other Facilities then in effect) or (y) contravene any of the terms of the then existing Loan Documents; and (viii) each Incremental Increase shall constitute Obligations hereunder and, except as provided above with respect to any Incremental Term Loan that is junior in right of payment, prepayment, voting and/or security, shall be guaranteed and secured pursuant to the Guaranty and the Collateral Documents on a pari passu basis with the other Obligations hereunder.

(b) Process for Increase. Incremental Increases may be provided by any existing Lender, in each case on terms permitted in this Section 2.14 and otherwise on terms reasonably acceptable to the Borrower and the Administrative Agent, or by any other Person that qualifies as an Eligible Assignee (each such other Person, an “Additional Lender”) pursuant to a joinder agreement in form and substance reasonably satisfactory to the Administrative Agent; provided that (i) any Incremental Term Loan or Term Loan Increase shall be offered (A) first to the then-existing Term Lenders (ratably among them), (B) second, with respect to any portion of such offer declined by any then-existing Term Lender, to the then-existing Term Lenders willing to provide a portion of such increase (ratably among them with respect to such declined amounts) and (C) third, only if any portion then remains, to Additional Lenders, (ii) the Administrative Agent shall have consented (in each case, such consent not to be unreasonably withheld, delayed or conditioned) to each proposed Additional Lender providing such Incremental Increase to the extent the Administrative Agent would be required to consent to an assignment to such Additional Lender pursuant to Section 10.06(b)(iii) and (ii) in the case of any Revolving Credit Increase, the L/C Issuer and the Swing Line Lender shall have consented (in each case, such consent not to be unreasonably withheld, delayed or conditioned) to each such Lender or proposed Additional Lender providing such Revolving

Credit Increase if such consent by the L/C Issuer or the Swing Line Lender, as the case may be, would be required under Section 10.06(b)(iii) for an assignment of Revolving Credit Loans or Revolving Credit Commitments to such Lender or proposed Additional Lender; provided further that the Borrower shall not be required to offer or accept commitments from existing Lenders for any Incremental Increase. No Lender shall have any obligation to increase its Revolving Credit Commitment, increase its applicable Term Commitment or Term Loans or participate in any Incremental Term Loan, as the case may be, and no consent of any Lender, other than the Lenders agreeing to provide any portion of an Incremental Increase, shall be required to effectuate such Incremental Increase.

(c) Effective Date and Allocations. The Administrative Agent and the Borrower shall determine the effective date of any Incremental Increase (the “Increase Effective Date”), which shall be no earlier than ten Business Days after the date of any request therefor. The Administrative Agent shall promptly notify the Borrower and the Lenders of the final allocation of such Incremental Increase and the Increase Effective Date.

(d) Conditions to Effectiveness of Increase.

(i) As a condition precedent to each Incremental Increase, the Borrower shall deliver to the Administrative Agent a certificate of the Borrower and, if reasonably determined by the Administrative Agent to be necessary or desirable under applicable Law with respect to the Guaranty of a Guarantor, of each such Guarantor, dated as of the Increase Effective Date, signed by a Responsible Officer of the Borrower or Guarantor and (x) certifying and attaching the resolutions adopted by the Borrower or Guarantor approving or consenting to such Incremental Increase (which, with respect to any such Loan Party, may, if applicable, be the resolutions entered into by such Loan Party in connection with the incurrence of the Obligations on the First Amendment Effective Date) and (y) in the case of the Borrower, certifying that, before and after giving effect to such increase:

(A) the representations and warranties contained in Article V and the other Loan Documents shall be true and correct in all material respects (or, with respect to representations and warranties modified by a materiality or Material Adverse Effect standard, in all respects) on and as of the Increase Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, with respect to representations and warranties modified by a materiality or Material Adverse Effect standard, in all respects) as of such earlier date, and except that for purposes of this Section 2.14, the representations and warranties contained in subsections (a) and (b) of Section 5.05 shall be deemed to refer to the most recent statements of the Borrower and its Subsidiaries furnished pursuant to subsections (a) and (b), respectively, of Section 6.01; provided that in the case of any Incremental Term Loan or Term Loan Increase the proceeds of which are to be used to finance a Limited Condition Acquisition, the applicable representations and warranties may, at the election of the Borrower and if agreed to by the Administrative Agent and the lenders providing such Incremental Term Loan or Term Loan Increase, be limited to (1) customary “specified representations” for limited condition acquisition facilities and (2) customary acquisition agreement representations for limited condition acquisitions;

(B) no Default shall exist and be continuing; provided that in the case of any Incremental Term Loan or Term Loan Increase the proceeds of which are to be used to finance a Limited Condition Acquisition, at the election of the Borrower and if agreed to by the Administrative Agent and the lenders providing such Incremental Term Loan or Term Loan Increase, (x) at the time of the execution and delivery of the purchase agreement related to such Limited Condition Acquisition, no Default shall have occurred and be continuing or shall occur as a result thereof and (y) on the date of effectiveness of any such Incremental Term Loan or Term Loan Increase and the making of any Loan thereunder, no Event of Default under Section 8.01(a) or (f) shall have occurred and be continuing or shall occur as a result thereof;

(C) Holdings shall be in pro forma compliance (assuming such Incremental Increase is fully drawn and giving effect to any Permitted Acquisition, refinancing of debt or other event giving rise to a pro forma adjustment, and based on financial results for the most recently ended fiscal quarter for which financial statements are required to have been delivered and giving effect thereto) with (i) the Consolidated Fixed Charge Coverage Ratio maintenance level required to be satisfied as of the last day of the Fiscal Quarter in which such Incremental Increase is incurred pursuant to Section 7.20(b) and (ii) a Consolidated Total Leverage Ratio not greater than the lesser of (A) 4.25 to 1.00 and (B) 0.25 to 1.00 below the Consolidated Total Leverage Ratio maintenance level required to be satisfied as of the last day of the Fiscal Quarter in which such Incremental Increase is incurred pursuant to Section 7.20(a); provided that in the case of any Incremental Term Loan or Term Loan Increase the proceeds of which are to be used to finance a Limited Condition Acquisition, if the Borrower so requests, to the extent agreed by the Administrative Agent and the lenders providing such Incremental Term Loan or Term Loan Increase, such compliance may be measured at the time of the execution and delivery of the purchase agreement related to such Limited Condition Acquisition (with the required financial covenant levels determined by the quarter in which the Limited Condition Acquisition is anticipated to be consummated) (and Section 1.08 shall then apply); and

(D) the Administrative Agent and the Lenders providing such Incremental Increase shall have received (i) at least five (5) days before the Increase Effective Date, all documentation and other information about the Loan Parties and their Subsidiaries that shall have been reasonably requested by the Administrative Agent or the Lenders providing such Incremental Increase in writing at least ten (10) days prior to the Increase Effective Date and that the Administrative Agent and the Lenders reasonably determine is required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA Patriot Act and the Canadian AML Acts and (ii) at least five (5) days prior to the Increase Effective Date, if the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to the Borrower for each Lender requesting such at least five (5) days prior to the Increase Effective Date.

(ii) Each Revolving Credit Increase shall have the same terms as the outstanding Revolving Credit Loans and be part of the existing Revolving Credit Facility hereunder. Upon each Revolving Credit Increase (x) each Revolving Credit Lender having a Revolving Credit Commitment immediately prior to such increase will automatically and without further act be deemed to have assigned to each Revolving Credit Lender providing a portion of the Revolving Credit Increase (each, a “Revolving Credit Increase Lender”) in respect of such increase, and each such Revolving Credit Increase Lender will automatically and without further act be deemed to have assumed, a portion of such Revolving Credit Lender’s participations hereunder in outstanding Letters of Credit and Swing Line Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (1) participations hereunder in Letters of Credit and (2) participations hereunder in Swing Line Loans, will, in each case, equal each Revolving Credit Lender’s Applicable Revolving Credit Percentages (after giving effect to such increase in the Revolving Credit Facility) and (y) if, on the date of such increase there are any Revolving Credit Loans outstanding, the Revolving Credit Lenders shall make such payments among themselves as the Administrative Agent may reasonably request to the extent necessary to keep the outstanding Revolving Credit Loans ratable with any revised Applicable Revolving Credit Percentages arising from such Revolving Credit Increase, and the Borrower shall pay to the applicable Lenders any amounts required to be paid pursuant to Section 3.05 in connection with such payments among the Revolving Credit Lenders as if such payments were effected by prepayments of Revolving Credit Loans.

(iii) To the extent that any Incremental Increase shall take the form of a Term Loan Increase or an Incremental Term Loan, this Agreement may be amended to the extent necessary (without the need to obtain the consent of any Lender or any L/C Issuer other than the Lenders providing such Incremental Term Loans or Term Loan Increase), in form and substance reasonably satisfactory to the Administrative Agent and the Borrower, to include such terms as are customary for a term loan commitment, including mandatory prepayments, assignments and voting provisions; provided that (i) if any terms taken as a whole are adverse to the material interests of the existing Lenders, as reasonably determined by the Administrative Agent, then that shall constitute a reasonable basis for the Administrative Agent not to be satisfied with such terms or amendment and (ii) no such terms or amendment shall contravene any of the terms of the then existing Loan Documents.

(iv) As a condition precedent to each Incremental Increase, all fees and expenses relating to each Incremental Increase, to the extent due and payable, shall have been paid in full.

(e) Conflicting Provisions. This Section shall supersede any provisions in Section 2.13 or 10.01 to the contrary.

2.15 Cash Collateral.

(a) Certain Credit Support Events. If (i) the L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing, (ii) as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, (iii) the Borrower shall be required to provide Cash Collateral pursuant to Section 8.02(c), or (iv) there shall exist a Defaulting Lender, the Borrower shall immediately (in the case of clause (iii) above) or within one Business Day (in all other cases), following any request by the Administrative Agent or the L/C Issuer, provide Cash Collateral in an amount not less than the applicable Minimum Collateral Amount (determined in the case of Cash Collateral provided pursuant to clause (iv) above, after giving effect to Section 2.16(a)(iv) and any Cash Collateral provided by the Defaulting Lender). If at any time the Administrative Agent determines that any funds held as Cash Collateral are subject to any right or claim of any Person other than the Administrative Agent or that the total amount of such funds is less than the aggregate Outstanding Amount of all L/C Obligations, the Borrower will, forthwith upon demand by the Administrative Agent, pay to the Administrative Agent, as additional funds to be deposited as Cash Collateral, an amount equal to the excess of (x) such aggregate Outstanding Amount over (y) the total amount of funds, if any, then held as Cash Collateral that the Administrative Agent determines to be free and clear of any such right and claim. Upon the drawing of any Letter of Credit for which funds are on deposit as Cash Collateral, such funds shall be applied, to the extent permitted under applicable Laws, to reimburse the L/C Issuer.

(b) Grant of Security Interest. The Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the L/C Issuer and the Lenders, and agrees to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.15(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent or the L/C Issuer as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency. All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, non-interest bearing deposit accounts at BBVA. The Borrower shall pay on demand therefor from time to time all customary account opening, activity and other administrative fees and charges in connection with the maintenance and disbursement of Cash Collateral.

(c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 2.15 or Sections 2.04, 2.05, 2.06, 2.16 or 8.02 in respect of Letters of Credit or Swing Line Loans shall be held and applied to the satisfaction of the specific L/C Obligations, Swing Line Loans, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may be provided for herein.

(d) Release. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or to secure other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with the last two sentences of Section 10.06(b)) or (ii) the determination by the Administrative Agent and the L/C Issuer that there exists excess Cash Collateral; provided, however, (x) any such release shall be without prejudice to, and any disbursement or other transfer of Cash Collateral shall be and remain subject to, any other Lien conferred under the Loan Documents and the other applicable provisions of the Loan Documents, and (y) the Person providing Cash Collateral and the applicable L/C Issuer may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

2.16 Defaulting Lenders.

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

(ii) Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 10.08), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the L/C Issuer or Swing Line Lender hereunder; third, to Cash Collateralize the L/C Issuer’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.15; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent, to be held in a noninterest bearing deposit account and released in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the L/C Issuer’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.16; sixth, to the payment of any amounts owing to the Lenders, the L/C Issuer or Swing Line Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, any L/C Issuer or the Swing Line Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement;; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Obligations owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Obligations owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations and Swing Line Loans are held by the Lenders pro rata in accordance with the Commitments hereunder without giving effect to Section 2.16(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.16(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees.

(A) No Defaulting Lender shall be entitled to receive any fee payable under Section 2.09(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B) Each Defaulting Lender shall be entitled to receive Letter of Credit Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.15.

(C) With respect to any fee payable under Section 2.09(a) or any Letter of Credit Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in L/C Obligations or Swing Line Loans that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to the L/C Issuer and Swing Line Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to the L/C Issuer’s or Swing Line Lender’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iv) Reallocation of Applicable Percentages to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in L/C Obligations and Swing Line Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Credit Commitment.

Subject to Section 10.17, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v) Cash Collateral, Repayment of Swing Line Loans. If the reallocation described in clause (a)(iv) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under applicable Law, (x) first, prepay Swing Line Loans in an amount equal to the Swing Line Lenders’ Fronting Exposure and (y) second, Cash Collateralize the L/C Issuer’s Fronting Exposure in accordance with the procedures set forth in Section 2.15.

(b) Defaulting Lender Cure. If the Borrower, the Administrative Agent, Swing Line Lender and the L/C Issuer agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Revolving Credit Loans and funded and unfunded participations in Letters of Credit and Swing Line Loans to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages (without giving effect to Section 2.16(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c) Tax Indemnification.

(i) Each of the Loan Parties shall, and does hereby, jointly and severally, indemnify each Recipient, and shall make payment in respect thereof within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the L/C Issuer (with a copy to the Administrative Agent, or by the Administrative Agent on its own behalf or on behalf of a Lender or the L/C Issuer, shall be conclusive absent manifest error. Each of the Loan Parties shall, and does hereby, jointly and severally, indemnify the Administrative Agent, and shall make payment in respect thereof within 10 days after demand therefor, for any amount which a Lender or the L/C Issuer for any reason fails to pay indefeasibly to the Administrative Agent as required pursuant to Section 3.01(c)(ii) below.

(ii) Each Lender and the L/C Issuer shall, and does hereby, severally indemnify, and shall make payment in respect thereof within 10 days after demand therefor, (x) the Administrative Agent against any Indemnified Taxes attributable to such Lender or the L/C Issuer (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (y) the Administrative Agent and the Loan Parties, as applicable, against any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.06(d) relating to the maintenance of a Participant Register and (z) the Administrative Agent and the Loan Parties, as applicable, against any Excluded Taxes attributable to such Lender or the L/C Issuer, in each case, that are payable or paid by the Administrative Agent or a Loan Party in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender and the L/C Issuer hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or the L/C Issuer, as the case may be, under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (ii).

(d) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.06(d) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (d).

(e) Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 3.01, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment, or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(f) Status of Lenders. Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3.01(f)(i)(A), and (i)(B) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(i) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Borrower,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)

in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W- 8BEN-E (or W-8BEN if applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN-E (or W-8BEN if applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)	executed originals of IRS Form W-8ECI;

(3)

in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a

“controlled foreign corporation” described in Section 881(c)(3)(C) of the Code and (y) executed originals of IRS Form W-8BEN-E (or W-8BEN if applicable); or

(4)

to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN-E (or W-8BEN if applicable), IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide an applicable certificate on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine either that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. For purposes of this Section 3.01, the terms “law” and “Laws” shall include FATCA, and solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if it is aware that any form or certification it previously delivered becomes inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(g) Treatment of Certain Refunds. If the Administrative Agent or any Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Borrower, upon the request of the Administrative Agent or such Lender agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This subsection shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

(h) To the extent required by any applicable Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If any payment has been made to any Lender by the Administrative Agent without the applicable withholding Tax being withheld from such payment and the Administrative Agent has paid over the applicable withholding Tax to the Internal Revenue Service or any other tax authority, or the Internal Revenue Service or any other tax authority asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding Tax ineffective or for any other reason, such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred. Each Lender and the Administrative Agent agree that the Administrative Agent can offset any payment to be made that is allocable to such applicable Lender by such amounts owed by such Lender to the Administrative Agent under this Section 3.01(h).

(i) Survival. Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender or the L/C Issuer, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

3.02 Illegality. If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Rate Loans, or to determine or charge interest rates based upon the Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

3.03 Inability to Determine Rates.

(a) If the Administrative Agent or the Required Lenders determine that for any reason in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that (a) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurodollar Rate for any requested Interest Period with respect to a proposed

Eurodollar Rate Loan, or (c) the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, or that Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and the Interest Period of such Eurodollar Rate Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurodollar Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Committed Borrowing of Base Rate Loans in the amount specified therein.

(b) Notwithstanding anything to the contrary in this Agreement or any other Loan Documents, if the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining LIBOR as set forth herein for any requested Interest Period, and such circumstances are unlikely to be temporary in nature, then the Administrative Agent and the Borrower shall endeavor to establish an alternative rate of interest to LIBOR that gives due consideration to then prevailing market conventions for determining a rate of interest for syndicated loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable, and any such amendment shall become effective at 5:00 p.m. (New York time) on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders do not accept such amendment. If no successor to LIBOR has been determined and the circumstances under this clause (b) exist, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Eurodollar Rate Loans shall be suspended (to the extent of the affected Eurodollar Rate Loans or Interest Periods) and (y) the Eurodollar Rate component shall no longer be utilized in determining the Base Rate. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans (to the extent of the affected Eurodollar Rate Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in Dollars (subject to the foregoing clause (y)) in the amount specified therein. Notwithstanding anything else herein, any successor to LIBOR shall provide that in no event shall such successor rate be less than zero for purposes of this Agreement.

3.04 Increased Costs; Reserves on Eurodollar Rate Loans.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by the definition of Eurodollar Rate) or the L/C Issuer;

(ii) subject any Lender , the L/C Issuer or any other Recipient to any tax of any kind whatsoever with respect to this Agreement or any Eurodollar Rate Loan made or Letter of Credit issued by it, or change the basis of taxation of payments to such Lender , the L/C Issuer or other Recipient in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 3.01 and the imposition of, or any change in the rate of, any Excluded Taxes that are payable by such Lender); or

(iii) impose on any Lender or the L/C Issuer or the London interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan, or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, the L/C Issuer or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, the L/C Issuer or such other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, the L/C Issuer or such other Recipient, as the case may be, the Borrower will pay to such Lender, the L/C Issuer or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, the L/C Issuer or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender or the L/C Issuer determines that any Change in Law affecting such Lender or the L/C Issuer or any Lending Office of such Lender or such Lender’s or the L/C Issuer’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or the L/C Issuer’s capital or on the capital of such Lender’s or the L/C Issuer’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swing Line Loans held by, such Lender, or the Letters of Credit issued by the L/C Issuer, to a level below that which such Lender or the L/C Issuer or such Lender’s or the L/C Issuer’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the L/C Issuer’s policies and the policies of such Lender’s or the L/C Issuer’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or the L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or the L/C Issuer or such Lender’s or the L/C Issuer’s holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender or the L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or the L/C Issuer or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender or the L/C Issuer, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender or the L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section 3.04 shall not constitute a waiver of such Lender’s or the L/C Issuer’s right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender or an L/C Issuer pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender or the L/C Issuer, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the L/C Issuer’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(e) Reserves on Eurodollar Rate Loans. The Borrower shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least ten (10) Business Days’ prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice ten (10) Business Days prior to the relevant Interest Payment Date, such additional interest shall be due and payable ten (10) Business Days from receipt of such notice.

3.05 Compensation for Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Borrower; or

(c) any assignment of a Eurodollar Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 10.13;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded.

3.06 Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrower is required to pay any additional amount to any Lender, the L/C Issuer or any Governmental Authority for the account of any Lender or the L/C Issuer pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender or the L/C Issuer, as applicable, shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or the L/C Issuer, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender or the L/C Issuer, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or the L/C Issuer, as the case may be. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender or the L/C Issuer in connection with any such designation or assignment.

(b) Replacement of Lenders. If any Lender requests compensation under Section 3.04, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, the Borrower may replace such Lender in accordance with Section 10.13.

3.07 Survival. All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder.

ARTICLE IV

CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01 Conditions to Initial Credit Extension. The obligation of each Lender to make or continue Credit Extensions shall become effective on the date (such date, the “First Amendment Effective Date”) on which each of the following conditions precedent, and each other condition to the effectiveness of the First Amendment, is satisfied (or waived in accordance with Section 10.01 and/or the provisions of the First Amendment):

(a) The Administrative Agent’s receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (including each Target and each of their Subsidiaries that are required to be or become Loan Parties on the First Amendment Effective Date), each dated as of the First Amendment Effective Date (or, in the case of certificates of governmental officials, a recent date before the First Amendment Effective Date) and each in form and substance satisfactory to the Administrative Agent and each of the Lenders:

(i) executed counterparts of the First Amendment and each other Loan Document (to the extent not previously delivered to the Administrative Agent), sufficient in number for distribution to each Agent, each Lender and the Borrower;

(ii) to the extent not delivered pursuant to clause (i) above, (A) a Note executed by the Borrower in favor of each Lender requesting a Note and (B) the Alaris/Agent Subordination Agreement;

(iii) evidence that the Collateral Documents (other than the Landlord Waivers) shall be effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable first security interest and Lien upon the Collateral, including, without limitation, (A) searches of UCC, PPSA and Bank Act (Canada) filings in the jurisdiction of organization or formation of each Loan Party, in each jurisdiction where a filing would need to be made in order to perfect the Administrative Agent’s security interest in the Collateral, and in each other jurisdiction requested by the Administrative Agent, (B) copies of the financing statements on file in such jurisdictions and evidence that no Liens exist other than Liens permitted hereunder and (C) proper UCC-1 financing statements in form appropriate for filing under the UCC, and filed PPSA financing statements, of each jurisdiction that the Administrative Agent may deem necessary or desirable in order to perfect the Liens created thereby;

(iv) Security Agreement Supplements and supplements to the Guaranty, in each case dated as of the First Amendment Effective Date, executed by any Subsidiary of the Borrower (including the Targets and their Subsidiaries) required to be, or become, Guarantors and provide Collateral, which supplements may be included in the First Amendment;

(v) a Committed Loan Notice dated as of the First Amendment Effective Date;

(vi) (A) a quality of earnings report (including income statement and balance sheet information) for each of the Targets and their consolidated Subsidiaries prepared by an accounting firm retained by Holdings and including (1) the trailing twelve-month period of the Targets ended September 30, 2018 and (2) the fiscal year of the Targets ended December 31, 2018, (B) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of Holdings and its Subsidiaries as of, and for the twelve-month period ended on, December 31, 2018 (or, if the First Amendment Effective Date occurs on or after May 31, 2019, the twelve-month period ended March 31, 2019), prepared after giving effect to the 2019 Acquisitions (and any other transactions, including any other acquisitions, occurring on or prior to the First Amendment Effective Date) as if the 2019 Acquisitions (and all such other transactions) had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income), in form and substance reasonably satisfactory to Administrative Agent, (C) consolidated forecasts for Holdings and its Subsidiaries (after giving effect to the 2019 Acquisitions (and any other transactions, including any other Acquisitions, occurring on or prior to the First Amendment Effective Date)) of balance sheets, income statements and cash flow statements on an annual basis for each year during the term of this Agreement and on a monthly basis until December 31, 2019, in form and substance reasonably satisfactory to the Administrative Agent (the “Financial Model”), (D) audited consolidated balance sheets of Holdings and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of Holdings and its consolidated Subsidiaries for, the fiscal years ended December 31, 2016, 2017 and 2018, (E) audited consolidated balance sheets of (1) ADG and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of ADG and its consolidated Subsidiaries for, the fiscal years ended December 31, 2016, 2017 and 2018, (2) TIC and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of TIC and its consolidated Subsidiaries for, the fiscal years ended December 31, 2016 and 2018 (or, if not available on the First Amendment Effective Date, a draft of such audited financial statements for the 2018 fiscal year), and (3) SFL and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of SFL and its consolidated Subsidiaries for, the fiscal year ended December 31, 2018 (or, if not available on the First Amendment Effective Date, a draft of such audited financial statements), (F) unaudited consolidated balance sheets of TIC and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows and its consolidated Subsidiaries for, the fiscal years ended December 31, 2017, (G) unaudited consolidated balance sheet of Holdings and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of Holdings and its consolidated Subsidiaries for, each fiscal quarter of Holdings and its consolidated Subsidiaries ended after December 31, 2018 and ended at least 45 days before the First Amendment Effective Date, (H) unaudited consolidated balance sheet of each Target and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of such Target and its consolidated Subsidiaries for, each fiscal quarter of each Target and its consolidated Subsidiaries ended after December 31, 2018 and ended at least sixty (60) days before the First Amendment Effective Date and (I) such other financial information as may be reasonably requested by the Lead Arranger with respect to any Acquisition (other than the 2019 Acquisitions) consummated on or prior to the First Amendment Effective Date and that is included in the items delivered pursuant to clauses (vi)(B) and/or (vi)(C) above;

(vii) a true and correct copy of (A) the Organization Documents of each Loan Party and an incumbency certificate with respect to any Loan Parties’ officers executing any of the Loan Documents on the First Amendment Effective Date, certified by a Responsible Officer, and (B) resolutions of the board of directors (or an authorized committee thereof), the manager, general partner or equivalent governing body of each Loan Party authorizing each Loan Document to which such Loan Party is party and the Transactions, certified by a Responsible Officer;

(viii) a certificate attesting to the Solvency of Holdings and its Subsidiaries on a consolidated basis, after giving effect to the Transactions, from a Responsible Officer;

(ix) a certificate signed by a Responsible Officer of Holdings dated as of the First Amendment Effective Date certifying that the conditions specified in Sections 4.01(d) and (g) have been satisfied;

(x) such legal opinions regarding the Loan Parties as may be requested by the Administrative Agent

(xi) unless already delivered to the Administrative Agent, each Collateral Assignment of 2019 Acquisition Documents

(xii) true, correct and fully executed copies of the Related Documents described in clause (b) of such definition, in form and substance reasonably satisfactory to the Administrative Agent and each Lender;

(xiii) evidence that (A) all Indebtedness of each Target and each of their Subsidiaries has been, or substantially contemporaneously with the First Amendment Effective Date will be, paid in full (except to the extent outstanding letters of credit are to be continued under the Revolving Credit Facility) and all commitments thereunder shall have been terminated and cancelled and all Liens securing any such Indebtedness have been released (which evidence may be in the form of a payoff letter reasonably acceptable to the Administrative Agent) and (B) the outstanding, non-contingent principal balance of the Alaris Note as of the First Amendment Effective Date shall have been paid in cash (so that the only remaining amounts thereunder are contingent Earnout Obligations in a maximum aggregate amount not to exceed $4,000,000);

(xiv) a true, correct and fully executed copy of the Management Services Agreement dated as of May 31, 2019 between SFL (or the Borrower as its successor) and Elite Radiology of Georgia, LLC; and

(xv) evidence of insurance required by the Loan Documents.

(b) Both (i) the Administrative Agent, each Lender and the Lead Arranger shall have received at least three Business Days before the First Amendment Effective Date all documentation and other information about the Loan Parties and their Subsidiaries that shall have been reasonably requested by the Administrative Agent, the Lead Arranger or a Lender in writing at least five Business Days prior to the First Amendment Effective Date and that the Administrative Agent, the Lead Arranger and/or any Lender reasonably determines is required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation Canadian AML Acts and the USA Patriot Act (provided that such information shall, to the extent requested at least 10 Business Days prior to the First Amendment Effective Date, have been provided at least five Business Days prior to the First Amendment Effective Date) and (ii) at least ten Business Days prior to the First Amendment Effective Date, if the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation then the Borrower shall deliver, to each Lender that so requests, a Beneficial Ownership Certification in relation to the Borrower.

(c) The Borrower shall have delivered to the Administrative Agent evidence satisfactory to the Administrative Agent that all filings, recordings, and other actions the Administrative Agent deems necessary or advisable to establish, preserve and perfect the liens granted to the Administrative Agent for the benefit of the Secured Parties shall have been made or obtained.

(d) Since December 31, 2018 there shall not have occurred a “Closing Date Material Adverse Effect” with respect to any of the Targets or their Subsidiaries, or any event, condition or contingency that could reasonably expected to have a Closing Date Material Adverse Effect. “Closing Date Material Adverse Effect” has the meaning given to the term “Material Adverse Change of the Purchased Companies” in the Purchase Agreements.

(e) The Administrative Agent’s satisfaction that on the First Amendment Effective Date, after giving effect to the Transactions, neither Holdings nor any of its Subsidiaries (including the Targets and their Subsidiaries) shall have any outstanding Indebtedness other than Indebtedness under the Loan Documents and immaterial Indebtedness that the Administrative Agent and Holdings agree may remain outstanding;

(f) Each of the 2019 Acquisitions (including the payment of consideration via the Rollover Equity Contribution) shall have been (or shall be substantially simultaneously with the First Amendment Effective Date) consummated (including the consummation of the applicable regulatory requirements and receipt of the applicable third party consents, in each case, as set forth in the Purchase Agreements), in each case in accordance with the terms of each applicable Purchase Agreement, after giving effect to any modifications, amendments, consents or waivers, other than those modifications, amendments, consents or waivers that are materially adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger and as to which the Administrative Agent and the Lead Arranger have not consented; provided that (i) any amendment to the definition of “Material Adverse Change of the Purchased Companies” in any Purchase Agreement and any amendment to the “Xerox” provisions or the governing law provisions in any Purchase Agreement shall, in each case, be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger, (ii) any change to the form of the purchase price shall be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger, (3) any reduction to the purchase price shall be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger unless such reduction is applied to reduce the principal amount of the Term Facilities dollar for dollar and (4) any increase in the purchase price shall not be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent or the Lead Arranger unless such increase is funded with Indebtedness.

(g) Both (i) the Specified Representations are true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) and (ii) the Specified Purchase Agreement Representations are true and correct in all material respects, in each case as of the First Amendment Effective Date as though made on and as of the First Amendment Effective Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date).

(h) On the First Amendment Effective Date, after giving effect to the 2019 Acquisitions and all related Transactions to occur on or prior to the First Amendment Effective Date (including all Credit Extensions to be made on the First Amendment Effective Date), the aggregate Revolving Credit Exposure of all Lenders under the Revolving Credit Facility shall not exceed $3,500,000.

(i) Holdings and/or the Borrower shall have paid any accrued and unpaid interest, fees or commissions due hereunder, under the First Amendment or any Fee Letter (including, without limitation, reasonable legal fees and out-of-pocket expenses for which invoices have been presented at least one Business Day (or such shorter time as Holdings or the Borrower may agree) prior to the First Amendment Effective Date) to the Administrative Agent, the Lead Arranger and Lenders, and to any other Person such amount as may be due thereto in connection with the transactions contemplated hereby and by the First Amendment, including all taxes, fees and other charges in connection with the execution, delivery, recording, filing and registration of any of the Loan Documents or filings related to Collateral.

Without limiting the generality of the provisions of Section 9.04, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed First Amendment Effective Date specifying its objection thereto.

4.02 Conditions to Subsequent Credit Extensions. The obligation of each Lender to honor any Request for Credit Extension after (but not on, which shall be conditioned solely upon the provisions of Section 4.01) the First Amendment Effective Date (including any Request for Credit Extension related to Delayed Draw Term Loans, but excluding a Committed Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurodollar Rate Loans) is subject to the prior satisfaction of Section 4.01 and each of the following conditions precedent:

(a) the representations and warranties of each Loan Party contained in Article V or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Sections 5.05(a) and (b) shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b), respectively;

(b) no Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds therefrom; and

(c) the Administrative Agent and, if applicable, a L/C Issuer or the Swing Line Lender shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurodollar Rate Loans) submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Section 4.01 and in Sections 4.02(a) and (b) have been satisfied on and as of the date of the applicable Credit Extension.

4.03 Additional Conditions to Credit Extension of the Delayed Draw Term Loans. The obligation of the Lenders to make the single Credit Extension of Delayed Draw Term Loans is subject to the prior satisfaction of Section 4.01, the satisfaction of Section 4.02 on the date of such Borrowing, and each of the following additional conditions precedent:

(a) the Administrative Agent and each Lender shall have received true, correct and fully executed copies of the final purchase agreement or agreements with respect to the Subject Acquisition, and all documents, instruments and agreement related thereto (including all amendments), and all such agreements (including all amendments), documents and instruments shall be reasonably satisfactory to the Administrative Agent and the Lenders;

(b) the Subject Acquisition shall have satisfied, to the Administrative Agent’s reasonable satisfaction, each requirement for the Subject Acquisition to constitute a Permitted Acquisition, within the time frames set forth in the definition of “Permitted Acquisition”;

(c) the Subject Acquisition shall have been (or shall be substantially simultaneously with such Borrowing) consummated (including the consummation of the applicable regulatory requirements and receipt of the applicable third party consents, in each case, as set forth in each applicable purchase agreement), in each case in accordance with the terms of each applicable purchase agreement; and

(d) the Administrative Agent shall have received such other assurances, certificates, documents, consents or opinions as the Administrative Agent may reasonably require.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Holdings and the Borrower each jointly and severally represents and warrants to the Agents and the Lenders as of the First Amendment Effective Date that:

5.01 Existence, Qualification and Power; Compliance with Laws. Holdings and each of its Subsidiaries and Minority Investments and each other Loan Party (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals and any other permits or accreditations necessary to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents and Related Documents to which it is a party, (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license, and (d) is in compliance with all Laws (such compliance to include compliance with the Racketeer Influenced and Corrupt Organizations Chapter of the Organized Crime Control Act of 1970 and with the USA Patriot Act and the Canadian AML Acts and all other applicable Laws and regulations relating to money laundering and terrorist activities) and all orders, writs, injunctions and decrees applicable to it or to its properties.

5.02 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document and Related Document to which such Person is or is to be a party, and the consummation of the Transactions, are within such Loan Party’s corporate or other powers, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of such Person’s Organization Documents, (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or Minority Investments or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject, or (c) violate any Law. Neither Holdings nor any of its Subsidiaries or Minority Investments is in violation of any Law or in breach of any such Contractual Obligation, the violation or breach of which could be reasonably likely to have a Material Adverse Effect.

5.03 Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document or Related Document, or for the consummation of the Transactions, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the first priority nature thereof) or (d) the exercise by any Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents. All applicable waiting periods in connection with the Transactions have expired without any action having been taken by any Governmental Authority restraining, preventing or imposing materially adverse conditions upon the Transactions or the rights of Holdings or its Subsidiaries or Professional Services Affiliates freely to transfer or otherwise dispose of, or to create any Lien on, any properties now owned or hereafter acquired by any of them. The Related Transactions have been consummated in accordance with the Related Documents and applicable Law. The Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates have all appropriate Medicare and related agency supplier billing number(s) and related documentation, to the extent the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates participate in such programs, necessary to submit reimbursement claims to the Medicare program for health care services and/or supplies furnished by the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates (including, without limitation, the provision of durable medical equipment and pharmaceuticals) in those jurisdictions where the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates conduct business. Each employee of Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates who is required by any applicable Law to have a license or certification in order to perform services on behalf of Holdings and/or its respective Subsidiaries, Minority Investments is so licensed and certified, except where the failure to obtain such licenses or certifications could not reasonably be expected to have a Material Adverse Effect, and each such employee is in compliance in all material respects with the terms and conditions of such license and certificate. To each Loan Party’s knowledge, the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates have received from each independent contractor who is required by any applicable Law to have a license or certification in order to perform services on behalf of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates, copies of such license or certification. No Loan Party has reason to believe that such independent contractor is not so licensed or certified or is not in compliance in all respects with the material terms and conditions of such license and certificate. The Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates have certificates of insurance from each independent contractor that such Person has in place malpractice insurance with coverage amounts which are adequate and customary for such professionals.

5.04 Binding Effect. This Agreement has been, and each other Loan Document and Related Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document and Related Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, subject only to the effect of bankruptcy, moratorium or similar Laws or the application of equitable principles by a court of competent jurisdiction.

5.05 Financial Statements; No Material Adverse Effect.

(a) The most recent financial statements delivered on or prior to the First Amendment Effective Date or, if later, pursuant to
Section 6.01(a) (i) were prepared in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, (ii) fairly present the financial condition of Holdings and its Subsidiaries and Minority Investments as of the date thereof and their results of operations for the period covered thereby in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (iii) show all material indebtedness and other liabilities, direct or contingent, of Holdings and its Subsidiaries and Minority Investments as of the date thereof, including liabilities for Taxes, material commitments and Indebtedness.

(b) The most recent unaudited consolidated financial statements of Holdings and its Subsidiaries delivered on or prior to the First Amendment Effective Date or, if later, pursuant to Section 6.01(b) and the related consolidated statements of income or operations, shareholders’ equity and cash flows for the Fiscal Quarter ended on that date each (i) were prepared in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present the financial condition of Holdings and its Subsidiaries and Minority Investments as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments. Schedule 5.05 sets forth all material Indebtedness and other liabilities, direct or contingent, of Holdings and its consolidated Subsidiaries and Minority Investments as of the date of such financial statements, including liabilities for Taxes, material commitments and Indebtedness.

(c) Since the date of the most recent financial statements delivered pursuant to Section 6.01(a), there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

(d) The consolidated forecasted balance sheets, statements of income and statements of cash flows of Holdings and its Subsidiaries delivered to the Lenders were prepared in good faith on the basis of the assumptions stated therein, which assumptions were fair in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, the Borrower’s best estimate of its future financial performance.

5.06 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates after due and diligent investigation, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates or any other Loan Party or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement, any other Loan Document, or any Related Document or the consummation of the Transactions, or (b) either individually or in the aggregate, if determined adversely, could reasonably be expected to have a Material Adverse Effect.

5.07 No Default. Neither Holdings nor any of its Subsidiaries, Minority Investments or Professional Services Affiliates or any other Loan Party is in default under or with respect to, or a party to, any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No default has occurred and is continuing or would result from the consummation of the Transactions.

5.08 Ownership of Property; Liens; Investments.

(a) Holdings and each of its Subsidiaries, Minority Investments and Professional Services Affiliates and each other Loan Party has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business.

(b) Set forth on Schedule 5.08(b) hereto is a complete and accurate list of all Liens on the property or assets of Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates, showing as of the First Amendment Effective Date the lienholder thereof, the principal amount of the obligations secured thereby and the property or assets of Holdings or such Subsidiary or Minority Investment subject thereto, as of the First Amendment Effective Date. As of the Closing Date, the property Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates is subject to no Liens, other than Liens set forth on Schedule 5.08(b), and as otherwise permitted by Section 7.01.

(c) Set forth on Schedule 5.08(c) hereto is a complete and accurate list of all real property owned by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates as of the First Amendment Effective Date, showing as of the First Amendment Effective Date the street address, county or other relevant jurisdiction, state, record owner and book and fair value thereof. Holdings or such Subsidiary or Minority Investment has good, marketable and insurable fee simple title to such real property, free and clear of all Liens, other than Liens created or permitted by the Loan Documents.

(d)

(i) Set forth on Schedule 5.08(d)(i) hereto is a complete and accurate list of all leases of real property under which Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates is the lessee as of the First Amendment Effective Date, showing as of the First Amendment Effective Date the street address, county or other relevant jurisdiction, state or province, lessor, lessee, expiration date and annual rental cost thereof. Each such lease is the legal, valid and binding obligation of the lessor thereof, enforceable in accordance with its terms.

(ii) Set forth on Schedule 5.08(d)(ii) hereto is a complete and accurate list of all leases of real property under which Holdings is the lessor as of the First Amendment Effective Date, showing as of the First Amendment Effective Date the street address, county or other relevant jurisdiction, state or province, lessor, lessee, expiration date and annual rental cost thereof. Each such lease is the legal, valid and binding obligation of the lessee thereof, enforceable in accordance with its terms.

(e) Set forth on Schedule 5.08(e) hereto is a complete and accurate list of all Investments held by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates as of the First Amendment Effective Date, showing as of the First Amendment Effective Date the amount, obligor or issuer and maturity, if any, thereof.

5.09 Environmental Compliance.

(a) Holdings and its Subsidiaries, Minority Investments, Professional Services Affiliates and each other Loan Party conduct in the ordinary course of business a review of the effect of existing Environmental Laws and claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, and as a result thereof the Borrower has reasonably concluded that such Environmental Laws and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) None of the properties currently or formerly owned or operated by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates or any other Loan Party is listed or proposed for listing on the NPL or on the CERCLIS or any analogous foreign, state, provincial, territorial or local list or is adjacent to any such property; there are no and never have been any underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored or disposed on any property currently owned or operated by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates or, to the best of its knowledge, on any property formerly owned or operated by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates; there is no asbestos or asbestos-containing material on any property currently owned or operated by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates; and Hazardous Materials have not been released, discharged or disposed of on any property currently or formerly owned or operated by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates.

(c) Except as set forth on Schedule 5.09(c), neither Holdings nor any of its Subsidiaries, Minority Investments or Professional Services Affiliates or any other Loan Party is undertaking, or has undertaken, either individually or together with other potentially responsible parties, any investigation or assessment or remedial or response action relating to any actual or threatened release, discharge or disposal of Hazardous Materials at any site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law; and all Hazardous Materials generated, used, treated, handled or stored at, or transported to or from, any property currently or formerly owned or operated by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates have been disposed of in a manner not reasonably expected to result in material liability to Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates.

5.10 Insurance. The properties of Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates and each Loan Party are insured with financially sound (rated A- or better by A.M. Best’s Company) and reputable insurance companies not Affiliates of any Loan Party, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where Holdings or the applicable Subsidiary or Minority Investment operates. Each such insurance company shall be licensed in states where Holdings, or its Subsidiaries, Minority Investments or Professional Services Affiliates have operations.

5.11 Taxes. Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates and each other Loan Party have filed all Federal, state, provincial and other material tax returns and reports required to be filed, and have paid all Federal, state, provincial and other material Taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with IFRS. There is no proposed tax assessment against Holdings or any Subsidiaries, Minority Investments or Professional Services Affiliates that would, if made, have a Material Adverse Effect. Neither Holdings nor any of its Subsidiaries, Minority Investments or Professional Services Affiliates is party to any tax sharing agreement.

5.12 ERISA Compliance.

(a) No Loan Party has underlying assets which constitute “plan assets” within the Plan Asset Rules; and

(b) No ERISA Event has occurred, is occurring or is reasonably expected to occur that, individually or in the aggregate, has resulted in, results or will reasonably be expected to result in a Material Adverse Effect.

(c) Set forth on Schedule 5.12 hereto is a complete and accurate list of each Plan of any Loan Party as of the First Amendment Effective Date.

(d) Each Canadian Pension Plan is in compliance in all material respects with the applicable provisions of all Laws. Each Loan Party and each Subsidiary has made all required contributions to each Canadian Pension Plan.

(e) There are no pending or, to the best knowledge of Holdings or the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Canadian Pension Plan that could reasonably be expected to have a Material Adverse Effect. There has been no violation of fiduciary duty with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(f) No Loan Party or Subsidiary maintains, contributes to, or has any liability or contingent liability with respect to, a Canadian Defined Benefit Pension Plan.

5.13 Subsidiaries; Equity Interests; Loan Parties. No Loan Party has any Subsidiaries, Minority Investments or Professional Services Affiliates other than those specifically disclosed in Part (a)

of Schedule 5.13, and all of the outstanding Equity Interests in such Subsidiaries, Minority Investments and Professional Services Affiliates have been validly issued, are fully paid and non-assessable and, in the case of any Subsidiary or Minority Investment, are owned by a Loan Party in the amounts specified on Part (a) of Schedule 5.13 free and clear of all Liens except those created under the Collateral Documents. No Loan Party has equity investments in any other corporation or entity other than those specifically disclosed in Part (b) of Schedule 5.13. All of the outstanding Equity Interests in the Borrower has been validly issued, are fully paid and non-assessable and are owned by Holdings as set forth on Part (c) of Schedule 5.13 free and clear of all Liens except those created under the Collateral Documents. Set forth on Part (d) of Schedule 5.13 is a complete and accurate list of all Loan Parties, showing as of the First Amendment Effective Date (as to each Loan Party) the jurisdiction of its incorporation, the address of its principal place of business and chief executive office (if different) and, where applicable, its U.S. taxpayer identification number. The copy of the Organization Documents of each Loan Party and each amendment thereto provided pursuant to Section 4.01 is a true and correct copy of each such document, each of which is valid and in full force and effect.

5.14 Changes in Name, Jurisdiction of Formation and Structure; Tradenames. The exact legal name and jurisdiction of organization of each Loan Party is as set forth on Schedule 5.14. Except as set forth on Schedule 5.14, no Loan Party has during the five years preceding the First Amendment Effective Date (a) changed its legal name, (b) used a tradename, (c) changed its jurisdiction of formation or (d) been party to a merger, amalgamation, consolidation or other change in structure.

5.15 Margin Regulations; Investment Company Act.

(a) No Loan Party is engaged in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. No proceeds of any Borrowings will be used directly or indirectly to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(b) No Loan Party is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

5.16 Disclosure. The Borrower has disclosed to the Agents and the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries, Minority Investments or any other Loan Party is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of any Loan Party to any Agent or any Lender in connection with the Transactions and the negotiation of this Agreement or delivered hereunder or any other Loan Document (in each case as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, Holdings and its Subsidiaries represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

5.17 Intellectual Property; Licenses, Etc. Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates and each other Loan Party own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, industrial designs, industrial design rights, franchises, licenses, domain names, URLs and other intellectual property rights (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person, and set forth on Schedule 5.17 is a complete and accurate list of all such IP Rights owned or used by each Loan Party and its Subsidiaries as of the First Amendment Effective Date. To the best knowledge of the Borrower, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by Holdings or any Subsidiary or Minority Investment infringes upon any rights held by any other Person. No claim or litigation regarding any of the foregoing is pending or, to the best knowledge of the Borrower, threatened, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.18 Solvency. Each Loan Party is, individually and together with its Subsidiaries, Solvent.

5.19 Casualty, Etc. Neither the business nor the properties of Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates are affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty (whether or not covered by insurance) that could be reasonably likely to have a Material Adverse Effect.

5.20 Collateral Matters. When executed and delivered, the Security Agreements will be effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a valid and enforceable security interest in the Collateral and (a) when any Collateral constituting certificated securities (as defined in the UCC and the PPSA) is delivered to the Collateral Agent, together with instruments of transfer duly endorsed in blank, each of the Security Agreements will constitute a fully perfected Lien on, and security interest in, all right, title and interest of the pledgors thereunder in such Collateral, prior and superior in right to any other Person, and (b) when financing statements in appropriate form are filed in the offices of the Secretary of State of the state in which the Borrower is organized and existing or filed under the PPSA, each of the Security Agreements will constitute a fully perfected first priority Lien on and security interest in, all right, title and interest of the Secured Parties in the remaining Collateral (as defined therein) to the extent perfection can be obtained by filing UCC or PPSA financing statements, prior and superior to the rights of any other Person, except in the case of this clause (ii) for rights secured by Liens expressly permitted by Section 7.01.

5.21 Labor Matters. There are no strikes or other labor disputes against any Loan Party pending or, to the knowledge of any Loan Party, threatened. Hours worked by and payment made to employees of each Loan Party have not been in violation of the Fair Labor Standards Act, where applicable, or any other applicable Law dealing with such matters. All payments due from any Loan Party on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the applicable Loan Party.

5.22 Deposit or Securities Accounts. Schedule 5.22 sets forth the name and location of each institution maintaining a deposit or securities account of any Loan Party and the account number, name, authorized signatories and balance for each such deposit or securities account as of the end of the month immediately preceding the Closing Date.

5.23 Fees and Commissions. Except as disclosed on Schedule 5.23 or as required by Section 2.09, as of the First Amendment Effective Date no Loan Party owes any fees or commissions of any kind in connection with this Agreement or the transactions contemplated hereby, and no Loan Party knows of any claim (or any basis for any claim) for any other fees or commissions in connection with the Transactions.

5.24 Material Contracts. Schedule 5.24 contains a list of each Material Contract of Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates as of the First Amendment Effective Date.

5.25 HIPAA Compliance. To the extent the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates is a “covered entity” as such term is defined under the requirements and implementing regulations of the Health Insurance Portability and Accountability Act of 1996 (as amended by the HITECH Act) (the “HIPAA Rule”), Holdings and its applicable Subsidiaries, Minority Investments or Professional Services Affiliates are, and have been, since October 1, 2014, in material compliance with the applicable Administrative Simplification provisions of Title II, Subtitle F of the HIPAA Rule (Title 45 of the Code of Federal Regulations (“C.F.R.”), Parts 160-64). In addition, the Borrower and certain of its Subsidiaries, Minority Investments and Professional Services Affiliates may perform functions and activities and provide services to, for and on behalf of covered entities (as defined in the HIPAA Rule) such that the Borrower and such Subsidiaries, Minority Investments or Professional Services Affiliates are “business associates” under the HIPAA Rule. Holdings and its Subsidiaries, Minority Investments and Professional Services Affiliates are parties to business associate contracts that are compliant with the HIPAA Rule in all material respects in all arrangements in which they serve as business associates and, with respect to each such business associate contract, are in material compliance with the terms thereof. Consistent with the requirement that the HIPAA Rule permits covered entities and business associates to take reasonable actions consistent with each individual covered entity’s and business associate’s ability, the Borrower and such Subsidiaries, Minority Investments or Professional Services Affiliates have undertaken or will promptly undertake, or cause to be undertaken, all necessary surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments) of all areas of their businesses and operations (or of the businesses and operations of any covered entity for which they serve as a business associate) that could be materially adversely affected by the failure of the Borrower or such Subsidiaries, Minority Investments or Professional Services Affiliates to be HIPAA Compliant (as defined below) consistent with those surveys audits, inventories, reviews, analysis and/or assessments reasonably performed by a covered entity/business associate of similar scope of practice or size, so that the Borrower and such Subsidiaries, Minority Investments or Professional Services Affiliates shall be HIPAA Compliant as of the date hereof. For purposes hereof, “HIPAA Compliant” shall mean that the Borrower and the relevant Subsidiaries, Minority Investments or Professional Services Affiliates, as applicable, have developed and implemented (or if compliance is not required as of the Closing Date, will develop and implement, as appropriate, and in a timely manner) internal systems, policies, procedures and training in order to ensure that the Borrower and such Subsidiaries, Minority Investments or Professional Services Affiliates (a) are and will continue to be in material compliance with all of the terms of the business associate contracts to which they are parties, including the standards and implementation specifications for business associates set forth in 45 C.F.R. § 164.504(e) and elsewhere in the HIPAA Rule; (b) will be able to continue to provide services to, for and on behalf of covered entities (as defined in the HIPAA Rule) following any future HIPAA Rule compliance rule within a reasonable period of time; and (c) as covered entities, materially comply with all applicable provisions of the HIPAA Rule and any regulations promulgated thereunder, including, but not limited to, the Standards for Privacy of Individually Identifiable Health Information found under C.F.R. Parts 160 and 164. There has been no “breach” as defined in the HIPAA Rule with respect to any “protected health information” (as defined in the HIPAA Rule) maintained by any of the Borrower or its applicable Subsidiaries, Minority Investments or Professional Services Affiliates or, to the knowledge of the Loan Parties, any of their respective business associates. Neither the Borrower nor its applicable Subsidiaries, Minority Investments or Professional Services Affiliates have received written notice from any party with whom it has a business associate agreement of any allegation that there has been a material breach of any business associate agreement. Neither the Borrower nor its applicable Subsidiaries, Minority Investments or Professional Services Affiliates are under investigation or audit by any governmental authority for a violation of the HIPAA Rule of any other applicable privacy laws nor have the Borrower or its applicable Subsidiaries, Minority Investments or Professional Services

Affiliates received any written notices from the United States Health and Human Services, Office of Civil Rights alleging any such violations.

5.26 Additional Healthcare Matters.

(a) Each of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates are in compliance with all applicable Healthcare Laws in all material respects.

(b) Without limiting the generality of any other representation or warranty made herein, there are no claims or appeals pending (and neither the Borrower nor any of its Subsidiaries, Minority Investments or Professional Services Affiliates have filed any claims or reports which could reasonably result in any such claims or appeals) before any commission, board or agency or other Governmental Authority, including, without limitation, any intermediary or carrier or the Centers for Medicare and Medicaid services. Except as set forth on Schedule 5.26(b), with the exception of post-payment claims reviews and similar routine audits applicable to healthcare providers/suppliers, there are no service validation reviews or program integrity reviews being conducted or, to the knowledge of the Loan Parties, scheduled, pending or threatened, by any commission, board or agency or other Governmental Authority in connection with the Medicare program relating to (a) Holdings or its Subsidiaries, Minority Investments or Professional Services Affiliates, (b) the consummation of the transactions, including the Related Transactions, contemplated hereby or (c) the Collateral.

(c) Without limiting the generality of any other representation or warranty made herein, the Borrower and each of its Subsidiaries, Minority Investments and Professional Services Affiliates and, to the Loan Parties’ knowledge, their licensed employees and contractors (other than contracted agencies) in the exercise of their respective duties on behalf of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates, are in compliance with all applicable Healthcare Laws, except for any noncompliance that would not be reasonably likely to have a Material Adverse Effect. To the extent applicable, the Borrower and each of its Subsidiaries, Minority Investments and Professional Services Affiliates and, to the Loan Parties’ knowledge, their licensed employees and contractors (other than contracted agencies), have maintained in all material respects all records required to be maintained pursuant to the Healthcare Laws and there are no presently existing circumstances that would result or likely would result in violations of the Healthcare Laws except, in either case, for any noncompliance that would not be reasonably likely to have a Material Adverse Effect. Except as set forth on Schedule 5.26(c), none of the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates or, to the Loan Parties’ knowledge, any of their licensed employees and contractors (other than contracted agencies), is currently, nor has in the past been, subject to any federal, state, local governmental or private payor civil or criminal investigations, inquiries or audits involving and/or related to its compliance with the Healthcare Laws, nor is the Borrower or any of the Borrower’s Subsidiaries, Minority Investments or Professional Services Affiliates or, to the Loan Parties’ knowledge, any of their licensed employees and contractors (other than contracted agencies), currently, or has in the past been, subject to any federal, state or private payor inquiry, investigation, inspection or audit regarding its activities (except for routine claims reviews and similar audits/inspections). Except as set forth on Schedule 5.26(c), neither the Borrower or any Subsidiary or Minority Investment or any owner, officer, director, manager, employee, contractor, agent or other representative of the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates: (i) has had a civil monetary penalty assessed against him or her pursuant to the Civil Monetary Penalties Law under 42 U.S.C. §1320a-7a; (ii) has been excluded from participation in a Federal Health Care Program (as that term is defined in 42 U.S.C. §1320a-7b) or listed on the excluded individuals list published by the United States Department of Health and Human Services Office of Inspector General; (iii) has been convicted (as that term is defined in 42 C.F.R. §1001.2) of any of those offenses described in 42 U.S.C. §1320a-7b or 18 U.S.C. §§669, 1035, 1347, 1518; or (iv) has been involved or named in a U.S. Attorney General complaint made or any other action taken pursuant to the False Claims Act under 31 U.S.C. §§3729-3731 or qui tam action brought pursuant to 31 U.S.C. §3729 et seq.

(d) Except as set forth on Schedule 5.26(d), neither the Borrower nor its Subsidiaries, Minority Investments or Professional Services Affiliates are currently subject to, and never have been subject to, suspension, revocation or denial of its Medicare certification, supplier billing number(s), or Medicare participation agreement(s) and to the knowledge of the Loan Parties, there are no pending investigations of the Borrower or its Subsidiaries, Minority Investments or Professional Services Affiliates that could lead to any such suspension, revocation or denial.

5.27 Third Party Payors.

(a) Neither the Borrower nor any Subsidiary or Minority Investment is in default in the performance, observance, or fulfillment of any of its material obligations, covenants or agreements contained in any Medicare Provider Agreement or any agreement or instrument with any other Third Party Payor, which default has resulted in, or could reasonably be expected to result in, the revocation, termination, cancellation or suspension of the Medicare Certification of such Loan Party or the right of such Loan Party to participate in any other Third Party Payor program.

(b) If the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates has received notice of any existing audit or has been audited by any Third Party Payor, none of such audits provides for material adjustments in reimbursable costs or asserts claims for reimbursement or repayment by such Person of costs and/or payments theretofore made by such Third Party Payor that, if adversely determined, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(c) The Accounts (as defined in the UCC) of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates have been and will continue to be adjusted to reflect the reimbursement policies of its Third Party Payors in all material respects. In particular, none of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates Accounts is knowingly retaining, or having knowingly retained, any overpayments in violation of applicable Healthcare Laws.

(d) Except as set forth on Schedule 5.27, as of the First Amendment Effective Date, the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates have the requisite supplier or provider number or other authorization to bill the Medicare program and all other Third Party Payor Programs that the Borrower or such Subsidiary or Minority Investment bills as a participating or in-network provider. Except as set forth on Schedule 5.27, there is no investigation, audit, claim review, or other action pending or, to the knowledge of the Loan Parties, threatened, which would be reasonably likely to result in a revocation, suspension, termination, probation, restriction, limitation, adverse amendment or non-renewal of any Third Party Payor supplier or provider number or result in any of the Companies’ exclusion from any Third Party Payor Program. All bills and claims (collectively, “Loan Party Claims”) submitted by or on behalf of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates for items, services and goods provided to patients whose care is covered by Third Party Payors represent claims for items, services or goods actually provided by the Borrower or such Subsidiary or Minority Investment. All Loan Party Claims that have been submitted by or on behalf of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates have been submitted in material compliance with applicable Laws and all rules, regulations, policies, and procedures of the Third Party Payors. To the knowledge of the Loan Parties, there are no pending or threatened, audits, investigations or claims for or relating to Loan Party Claims that would result in a Material Adverse Effect.

(e) All amounts received by the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates from patients and Third Party Payors are the result of valid Loan Party Claims and are in amounts to which the Borrower or the applicable Subsidiaries, Minority Investments or Professional Services Affiliates are entitled to receive under applicable Law and any applicable Third Party Payor Agreements, subject to the refunds and overpayments are made to the owed party or escheated to the applicable state in accordance with applicable Law and any applicable Third Party Payor Agreements requirements, except as would not be reasonably likely to result in a Material Adverse Effect.

5.28 Principal Payors. Schedule 5.28 contains a true and complete list of the names and addresses of the Payors that represent, individually, at least five percent (5%) of the cash receipts of the Borrower and its Subsidiaries, Minority Investments and Professional Services Affiliates, as measured by the cash collected from such Payors during each of the twelve months during the twelve-month period ended March 31, 2019 (each Payor listed on such Schedule 5.28, a “Material Payor”). Except as set forth on Schedule 5.28, in the twelve months ending prior to the First Amendment Effective Date, no Material Payor (i) has cancelled, suspended or otherwise terminated or not renewed its relationship with the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates, or (ii) has advised the Borrower or any of its Subsidiaries, Minority Investments of its intention to cancel, suspend, renegotiate or otherwise terminate or not renew its relationship with the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates, or to materially reduce its business or adversely change the terms upon which it pays for services from the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates. To the knowledge of the Loan Parties, no Loan Party has taken any action that would reasonably be expected to result in the cancellation, suspension or termination of its relationship with any Material Payor. Schedule 5.28 includes accurate and complete copies of all material written (including electronic) correspondence regarding changes to reimbursement rates or threatened termination or audits between the Borrower or any of its Subsidiaries, Minority Investments or Professional Services Affiliates and each Material Payor within the twelve months ending prior to the First Amendment Effective Date.

5.29 Management Services Agreement. Each Management Services Agreement is the legal, valid and binding obligation of each party thereto (or such other Loan Party that may become a party to the Management Services Agreement after the Closing Date), enforceable against each such party (or such other Loan Party that may become a party to the Management Services Agreement after the Closing Date) in accordance with its terms. Each such party (or such other Loan Party that may become a party to the Management Services Agreement after the Closing Date) has performed and observed all of the terms and provisions of the Management Services Agreement required to be performed or observed by it in all material respects. The Management Services Agreement will result in a fair market value management fee being paid to such party (or such other Loan Party that may become a party to the Management Services Agreement after the Closing Date) for commercially reasonable services.

5.30 Foreign Assets Control Regulations and Anti-Money Laundering.

(a) OFAC. (a) None of Holdings, any of its Subsidiaries, Minority Investments or Professional Services Affiliates or any other Loan Party or any director, officer, employee, agent, or Affiliate of Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates or any other Loan Party is a Person that is, or is owned or controlled by Persons that are: (i) the subject or target of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Canadian Sanctions List, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions, including, without limitation Cuba, Iran, North Korea, Sudan and Syria.

(b) USA Patriot Act. Holdings and each Subsidiary and Minority Investment and each other Loan Party, to the extent applicable to it, is in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (b) the USA Patriot Act and (c) the Canadian AML Acts. No part of the proceeds of any Borrowing will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, or the Corruption of Foreign Public Officials Act (Canada), as amended.

5.31 Use of Proceeds. The proceeds of the Loans (other than the Delayed Draw Term Loan) shall be used (a) to finance in part the acquisitions pursuant to the Purchase Agreements, and fund certain fees and expenses associated therewith; (b) to repay in full all existing Indebtedness of the Targets and their respective Subsidiaries; (c) to pay certain fees and expenses incurred in connection with this Agreement; and (d) for working capital, Permitted Acquisitions, permitted Investments, dividend and distributions permitted hereunder and other general corporate purposes. The proceeds of the Delayed Draw Term Loan shall be used exclusively to pay all or a portion of the consideration for, and related fees and expenses in connection with, the Subject Acquisition. No proceeds of the Loans are to be used, and no portion of any Letter of Credit is to be obtained, in any way that will violate Regulations U or X of the Board of Governors of the Federal Reserve System. The Borrower will obtain Letters of Credit solely for general corporate purposes. Holdings, the Borrower and each other Loan Party shall not, directly or indirectly, use any Letter of Credit or Loan proceeds, nor use, lend, contribute or otherwise make available any Letter of Credit or Loan proceeds to any Subsidiary, joint venture partner, or other Person, (i) to fund any activities of or business with any Person, or in any Designated Jurisdiction, that, at the time of issuance of the Letter of Credit or funding of the Loan, is the subject of any Sanction; (ii) in any manner that would result in a violation of a Sanction by any Person (including any Secured Party or other Person participating in a transaction); or (iii) in any manner that would result in a violation of applicable anti-corruption laws.

5.32 Holding Company. Holdings is a holding company and does not have any material liabilities, own any material assets, or engage in any operations or business other than as permitted under Section 7.19.

5.33 Beneficial Ownership Certification. As of the First Amendment Effective Date, the information included in the Beneficial Ownership Certification, if applicable, is true and correct in all respects.

5.34 EEA Financial Institution. No Loan Party is an EEA Financial Institution.

5.35 Borrower ERISA Status. On and as of the First Amendment Effective Date, the Borrower is not and will not be (a) an employee benefit plan subject to Title I of ERISA, (b) a plan or account subject to Section 4975 of the Code; (c) an entity deemed to hold “plan assets” of any such plans or accounts for purposes of ERISA or the Code; or (d) a “governmental plan” within the meaning of ERISA.

ARTICLE VI

AFFIRMATIVE COVENANTS

Until the Termination Date, Holdings, the Borrower and each other Loan Party shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02, 6.03 and 6.11) cause each other Subsidiary, Minority Investment and Professional Services Affiliate to:

6.01 Financial Statements. Deliver to the Administrative Agent and each Lender, in form and detail satisfactory to the Administrative Agent:

(a) as soon as available, but in any event within 90 days after the end of each Fiscal Year of Holdings and its Subsidiaries, a consolidated balance sheet of Holdings and its Subsidiaries as at the end of such Fiscal Year, and the related consolidated statements of income and operations, shareholders’ equity and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail and prepared in accordance with IFRS, audited and accompanied by a report and opinion of PricewaterhouseCoopers LLP or another independent certified public accountant of nationally recognized standing reasonably acceptable to the Administrative Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit and such statements to be certified by a Responsible Officer of Holdings to the effect that such statements are fairly stated in all material respects when considered in relation to the consolidated financial statements of Holdings and its Subsidiaries; provided that at any time after the day that is 45 days after the end of each Fiscal Year of Holdings and its Subsidiaries, but prior to the delivery of the annual financial statements pursuant to this clause (a) above, upon request of any Lender management of Holdings and the Borrower will host a conference call open to all Lenders to discuss high level “flash” financial information for the fourth fiscal quarter of such Fiscal Year (provided that, each Lender confirms that (i) such information constitutes confidential Information subject to the provisions of Section 10.07; and (ii) it cannot and will not trade on such Information (subject to the exception in clause (h) of Section 10.07), in each case, until such information has been generally disclosed to the public);

(b) as soon as available, but in any event within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of Holdings and its Subsidiaries, a consolidated balance sheet of Holdings and its Subsidiaries as at the end of such Fiscal Quarter, and the related consolidated statements of income and operations, shareholders’ equity and cash flows for such Fiscal Quarter and for the portion of Holdings and its Subsidiaries’ Fiscal Year then ended, setting forth in each case in comparative form the figures for the corresponding Fiscal Quarter of the previous Fiscal Year, the corresponding portion of the previous Fiscal Year and the corresponding portion of the Financial Model for such Fiscal Year delivered pursuant to Section 6.01(c), all in reasonable detail (including a line item detailing any fees and expenses related to the Transactions) and certified by a Responsible Officer of Holdings as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of Holdings and its Subsidiaries in accordance with IFRS, subject only to normal year-end audit adjustments and the absence of footnotes;

(c) as soon as available, but in any event no later than 15 days before the end of each Fiscal Year, forecasts prepared by management of the Borrower, in form and substance satisfactory to the Administrative Agent, of consolidated balance sheets, income statements and cash flow statements of Holdings and its Subsidiaries on a monthly basis for the Fiscal Year following such Fiscal Year;

(d) if not delivered on or prior to the First Amendment Effective Date in accordance with Section 4.01(a)(vi)(E)(2), then within 30 days (or such longer time as the Administrative Agent may agree in its sole discretion, but not longer than 90 days) after the First Amendment Effective Date, audited consolidated balance sheets of TIC and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of TIC and its consolidated Subsidiaries for, the fiscal year ended December 31, 2018; and

(e) if not delivered on or prior to the First Amendment Effective Date in accordance with Section 4.01(a)(vi)(E)(3), then within 30 days (or such longer time as the Administrative Agent may agree in its sole discretion, but not longer than 90 days) after the First Amendment Effective Date, audited consolidated balance sheets of SFL and its consolidated Subsidiaries as at the end of, and related statements of income and cash flows of SFL and its consolidated Subsidiaries for, the fiscal year ended December 31, 2018.

6.02 Certificates; Other Information. Deliver to the Administrative Agent and each Lender, in form and detail satisfactory to the Administrative Agent:

(a) (i) concurrently with the delivery of the financial statements referred to in Section 6.01(a), a certificate of its independent certified public accountants certifying such financial statements and stating that in making the examination necessary therefor no knowledge was obtained of any Default or, if any such Default shall exist, stating the nature and status of such event and (ii) concurrently with the delivery of the financial statements referred to in Section 6.01(a) and (b), an unaudited consolidating reconciliation (reflecting separate detail as between the Florida, Texas and all other operations of the Loan Parties) of the revenue, expenses for payroll, reading fees, rent and operating leases and fixed assets noted in the financial statements referred to in Section 6.01(a);

(b) (i) concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower, and (ii) concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a written narrative report by the management of the Borrower explaining material developments and trends in the Borrower’s business and in such financial statements and including for the applicable period, without limitation, RVU volumes and the average price per RVU, which written narrative report may be satisfied by delivery of an annual or interim, as the case may be, management’s discussion and analysis in the form Holdings is required to prepare and file under securities laws applicable to Holdings as a reporting issuer;

(c) promptly after any written request by the Administrative Agent or any Lender, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors), the manager, general partner or equivalent governing body of any Loan Party by independent accountants in connection with the accounts or books of any Loan Party or any Subsidiary or Minority Investment, or any audit of any of them;

(d) by no later than January 31st of each year and otherwise upon the Administrative Agent’s request, proof of insurance required to be maintained pursuant to Section 6.07 and a copy of the related policies; and

(e) promptly, such additional information regarding the business, financial, legal or corporate affairs of any Loan Party or any Subsidiary or Minority Investment, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may from time to time reasonably request.

6.03 Notices. Promptly notify the Administrative Agent and each Lender:

(a) of the occurrence of any Default;

(b) of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including (i) breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party or any Subsidiary or Minority Investment, (ii) any dispute, litigation, investigation, proceeding or suspension between any Loan Party or any Subsidiary or Minority Investment and any Governmental Authority, or (iii) the commencement of, or any material development in, any litigation or proceeding affecting any Loan Party or any Subsidiary or Minority Investment, including pursuant to any applicable Environmental Laws;

(c) if any Loan Party has underlying assets which constitute “plan assets” within the Plan Asset Rules;

(d) if an ERISA Event occurs or is reasonably expected to occur, that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect or any failure by any Loan Party or any Subsidiary to perform its obligations under a Canadian Pension Plan, that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect;

(e) of any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary or Minority Investment;

(f) of any investigation or pending or proceedings threatened in writing relating to any violation by Holdings or any Subsidiary or Minority Investment of any Healthcare Laws (including, without limitation, any investigation or proceeding involving violation of any of the Medicare and/or Medicaid fraud and abuse provisions); and

(g) of the (i) occurrence of any Disposition of property or assets for which the Borrower is required to make a mandatory repayment pursuant to Section 2.05(b)(ii), (ii) occurrence of any sale of Equity Interests for which the Borrower is required to make a mandatory repayment pursuant to Section 2.05(b)(iii), (iii) incurrence or issuance of any Indebtedness for which the Borrower is required to make a mandatory repayment pursuant to Section 2.05(b)(iv), and (iv) receipt of any Extraordinary Receipt for which the Borrower is required to make a mandatory repayment pursuant to Section 2.05(b)(v).

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and, if applicable, stating what action the Borrower has taken and proposes to take with respect thereto. Each notice pursuant to Section 6.03(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

6.04 Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with IFRS are being maintained by Holdings or such Subsidiary or Minority Investment, (b) all lawful claims which, if unpaid, would by law become a Lien upon its property, and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

6.05 Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization, (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, and, if such Material Adverse Effect is related to a Professional Services Affiliate, it has not been remedied within ten (10) Business Days and (c) preserve or renew all of its registered patents, trademarks, copyrights, industrial designs, trade names and service marks, the non-preservation of which could reasonably be expected to have a Material Adverse Effect and, if such Material Adverse Effect is related to a Professional Services Affiliate, it has not been remedied within 10 Business Days.

6.06 Maintenance of Properties. (a) Preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted, (b) make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to have a Material Adverse Effect, and (c) use the standard of care typical in the industry in the operation and maintenance of its facilities.

6.07 Insurance and Disaster Recovery.

(a) Keep all of its properties covered by insurance with insurance companies reasonably acceptable to Administrative Agent. Such insurance shall be occurrence based and protect against hazards such as liability, fire, flood, business interruption, earthquake, workmen’s compensation, and other material risks to its property and business and shall include professional liability defense insurance, in each case in such amounts and with such deductibles as are reasonably acceptable to the Administrative Agent. Property insurance shall insure for 100% replacement cost. If Holdings or any Subsidiary or Minority Investment fails or refuses to obtain or maintain any such insurance coverage, then the Administrative Agent (at its election) may (but is not obligated to) obtain and maintain such insurance coverage on behalf of Holdings or Subsidiary or Minority Investment, and the premiums and other costs thereof (a) will be included in the Indebtedness hereunder secured by the Collateral and (b) will be due and payable by the Borrower to the Administrative Agent promptly, but in any event within three (3) Business Days, upon demand. Each such policy for liability insurance must name the Administrative Agent (for the benefit of itself as the Administrative Agent and each Lender) as additional insured, and each such other policy for insurance must name the Administrative Agent as loss payee and as additional insured. Each policy will be primary and non-contributory and shall include a waiver of subrogation in favor of the Administrative Agent. Each such policy must also require the insurer to furnish the Administrative Agent with written notice at least twenty five (25) calendar days prior to any termination, cancellation or lapse of coverage and must provide the Administrative Agent with the right (but not the obligation) to cure any non-payment of premium. Borrower will cause each medical technician and physician providing services to Holdings, its Subsidiaries, Minority Investments or Professional Services Affiliates to obtain and maintain appropriate professional liability insurance during the period in which such services are provided.

(b) Maintain (and at least annually review the sufficiency of) a disaster recovery and contingency plan that addresses such Person’s plans for continuing operations upon the occurrence of a natural disaster or other event that destroys or prevents the use of or access to such Person’s primary computer systems, information databases, software applications, business records and operations facility. Such contingency plan at all times must be in form and substance reasonably acceptable to the Administrative Agent. Upon request, but, unless an Event of Default has occurred and is continuing, not more than once per calendar year, provide the Administrative Agent with a current copy of such plan.

6.08 Compliance with Laws. Comply in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted.

6.09 Books and Records. Maintain proper books of record and account, in which full, true and correct entries in conformity with IFRS consistently applied shall be made of all financial transactions and matters involving the assets and business of Holdings or such Subsidiary or Minority Investment, as the case may be.

6.10 Inspection Rights. Permit representatives and independent contractors of each Agent and each Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, all at the expense of the Borrower (provided that, absent a Default the Borrower shall not be required to pay for more than one such inspection per calendar year) and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided, however, that when an Event of Default exists any Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice.

6.11 Use of Proceeds. Use the proceeds of the Credit Extensions for the following purposes and not for any other purpose: (a) to finance the Related Transactions; (b) to pay or fund any costs, fees and expenses incurred in connection with the Transactions; and (c) with respect to only Revolving Credit Borrowings, for Permitted Acquisitions and general corporate and working capital purposes.

6.12 Covenant to Guarantee Obligations and Give Security. Upon (a) the request of the Administrative Agent following the occurrence and during the continuance of a Default, (b) the formation or acquisition of any new direct or indirect Material Subsidiaries or Minority Investments by any Loan Party, (c) the Borrower’s designation of a Subsidiary as a “Material Subsidiary” as referred to in the definition of “Material Subsidiary”, (d) the acquisition of any property (including Equity Interests) by any Loan Party, and such property, in the judgment of the Administrative Agent, shall not already be subject to a perfected first priority security interest in favor of the Administrative Agent for the benefit of the Secured Parties or (e) the entry into a new Management Services Agreement with a PC Entity, then in each case at the Borrower’s expense:

(i) in connection with the formation or acquisition referenced in (b) – (e) above, within ten (10) days after such formation or acquisition or entry, cause each such Material Subsidiary or Minority Investment or PC Entity, and cause each direct and indirect parent of any such Material Subsidiary or Minority Investment (if it has not already done so), to duly execute and deliver to the Administrative Agent a Guaranty or guaranty supplement, in form and substance satisfactory to the Administrative Agent, guaranteeing the other Loan Parties’ obligations under the Loan Documents (other than any Excluded Swap Obligations);

(ii) within ten (10) days after such request, formation or acquisition or entry, furnish to the Administrative Agent a description of the real and personal properties of the Loan Parties and their respective Material Subsidiaries, Minority Investments in detail satisfactory to the Administrative Agent;

(iii) within fifteen (15) days after such request, formation or acquisition or entry, duly execute and deliver, and cause each such Material Subsidiary or Minority Investment or PC Entity and each direct and indirect parent of such Material Subsidiary or Minority Investment (if it has not already done so) to duly execute and deliver to the Administrative Agent mortgages, pledges, assignments, Security Agreement Supplements, intellectual property security agreement and other security agreements, as specified by and in form and substance satisfactory to the Administrative Agent (including delivery of all Equity Interests in and of such Material Subsidiary or Minority Investment, duly endorsed for transfer), securing payment of all the Obligations of the applicable Loan Party, such Material Subsidiary or Minority Investment or such parent, as the case may be, under the Loan Documents and constituting Liens on all such properties;

(iv) within thirty (30) days after such request, formation or acquisition or entry, take, and cause such Material Subsidiary or Minority Investment or PC Entity or the parent(s) of such Material Subsidiary or Minority Investment to take, whatever action (including, without limitation, the recording of mortgages, the filing of UCC or PPSA financing statements, the giving of notices and the endorsement of notices on title documents) may be necessary or advisable in the opinion of the Administrative Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it) valid and subsisting Liens on the properties purported to be subject to the mortgages, pledges, assignments, Security Agreement Supplements, intellectual property security agreements and security agreements delivered pursuant to this Section 6.12, enforceable against all third parties in accordance with their terms;

(v) as promptly as practicable (i) notify the Administrative Agent (on the First Amendment Effective Date or thereafter with respect to later properties and locations) of (A) the location of the Borrower’s or Holdings’ headquarters (or any change in such location) and (B) any parcel or unit of real property leased by any Loan Party from any Person that is not a Loan Party having Collateral with a net book value in excess of $300,000 stored or located therein or thereon, or that is otherwise material to the operations of Holdings and its Subsidiaries (as reasonably determined by the Administrative Agent (after such notice) and Holdings), and (ii) use commercially reasonable efforts to deliver to the Administrative Agent landlord lien waivers, estoppels and/or collateral access letters with respect to each location described in clause (i) above having fixed assets with a book or fair market value (whichever is greater) of $750,000 or more; and

(vi) at any time and from time to time, promptly execute and deliver any and all further instruments and documents and take all such other action as the Administrative Agent may deem necessary or desirable in obtaining the full benefits of, or in perfecting and preserving the Liens of, such guaranties, mortgages, pledges, assignments, Security Agreement Supplements, intellectual property security agreements and security agreements.

Notwithstanding the foregoing, in no event shall any Loan Party be required to provide as Collateral any fee-owned real property or any assets constituting “Excluded Assets” under, and as defined in, the Security Agreements.

6.13 Compliance with Environmental Laws. Comply, and cause all lessees and other Persons operating or occupying its properties to comply, in all material respects, with all applicable Environmental Laws and Environmental Permits; obtain and renew all Environmental Permits necessary for its operations and properties; and conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to remove and clean up all Hazardous Materials from any of its properties, in accordance with the requirements of all Environmental Laws; provided, however, that neither Holdings nor any of its Subsidiaries shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances.

6.14 Payment of Taxes, Etc. Pay and discharge before the same shall become delinquent, (a) all Taxes, assessments and governmental charges or levies imposed upon it or upon its property and (b) all lawful claims that, if unpaid, might by law become a Lien (other than Permitted Liens) upon its property; provided, however, that no Loan Party shall be required to pay or discharge any such tax, assessment, charge or claim that is being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained, unless and until any Lien resulting therefrom attaches to its property and becomes enforceable against its other creditors.

6.15 Further Assurances. Promptly upon request by any Agent, or any Lender through the Administrative Agent, (a) correct any material defect or error that may be discovered in any Loan

Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as any Agent, or any Lender through the Administrative Agent, may reasonably require from time to time in order to (i) carry out more effectively the purposes of the Loan Documents, (ii) to the fullest extent permitted by applicable Law, subject any Loan Party’s or any of its Subsidiaries’ properties, assets, rights or interests to the Liens now or hereafter intended to be covered by any of the Collateral Documents, (iii) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any of its Subsidiaries is or is to be a party, and cause each of its Subsidiaries to do so.

6.16 Cash Management Systems. (a) At all times:

(i) maintain deposit accounts (“Collection Accounts”) only at banks reasonably approved in advance by the Administrative Agent and only permit authorized signatories on each Collection Account who are reasonably approved in advance by the Administrative Agent;

(ii) provide the Administrative Agent with the account name and number with respect to each deposit account of a Loan Party within two (2) Business Days after opening or acquiring any such account, along with the authorized signatories on each such account;

(iii) direct all account debtors or other payment obligors of any Loan Party that pay by wire, ACH or other electronic funds transfer to directly remit all payments on each Loan Party’s accounts directly to a Collection Account and immediately deposit in a Collection Account all payments received from account debtors or made for inventory or other payments constituting proceeds of Collateral received in the identical form in which such payment was made, whether by cash or check;

(iv) irrevocably direct all account debtors or other payment obligors of any Loan Party that pay such Loan Party by cash or check to directly remit all payments on such Loan Party’s accounts to a Collection Account and otherwise deposit all such cash or checks received into a Collection Account; and

(v) ensure that no Person other than the Administrative Agent, for the benefit of the Secured Parties, has “control” (within the meaning of Section 9-104 of the UCC) or dominion over any deposit account of the Loan Parties.

(b) At all times, ensure that:

(i) all receivables from governmental Third Party Payor Programs are deposited by the applicable Third Party Payor, or the party which is legally entitled to the payment of the same, into separate Collection Accounts (the “Government Collections Accounts”) and not commingled with any other funds;

(ii) all Collection Accounts are subject to a “hard” account control agreement in form and substance reasonably satisfactory to the Administrative Agent pursuant to which on each Business Day all amounts on deposit in such Collection Accounts, including without limitation, the Government Collections Accounts, constituting good funds shall be automatically swept to a single account of the Borrower maintained at Compass Bank (with respect to Akumin Imaging Texas, LLC and each Subsidiary thereof that is a Loan Party), PNC Bank, National Association (with respect to other Loan Parties), or such other banks as are reasonably approved by the Administrative Agent (each such account, a “Concentration Account”); and

(iii) each Concentration Account is subject to a “springing” account control agreement in form and substance reasonably satisfactory to Agent.

(c) Within sixty (60) days (or such longer period as the Administrative Agent may agree in its sole discretion) of the First Amendment Effective Date or ninety (90) days (or such longer period as the Administrative Agent may agree in its sole discretion) of any Permitted Acquisition of an entity having deposit accounts, take such actions as the Administrative Agent may request in order to ensure that the Administrative Agent has “control” (within the meaning of Section 9-104 of the UCC) or dominion, for the benefit of the Secured Parties, over each deposit account of the Loan Parties or such acquired entity, other than Excluded Accounts, provided “control” over any Government Collections Account shall be revocable by the applicable Loan Party to the extent required by Law.

6.17 Lender Meeting. Representatives of each Loan Party will participate in (a) one meeting with the Administrative Agent and the Lenders per year, which meeting may be held by phone or at such time and place as may reasonably be determined by the Administrative Agent and agreed to by such representatives, (b) upon request of the Required Lenders, up to two additional meetings with the Administrative Agent and the Lenders per year and (c) such other meetings with the Administrative Agent and the Lenders as may be requested by the Required Lenders at any time during the existence and continuance of any Default or Event of Default.

6.18 Material Contracts. Perform and observe all the terms and provisions of each Material Contract to be performed or observed by it, maintain each such Material Contract in full force and effect, enforce each such Material Contract in accordance with its terms, take all such action to such end as may be from time to time requested by the Administrative Agent and, upon request of the Administrative Agent, make to each other party to each such Material Contract such demands and requests for information and reports or for action as any Loan Party or any of its Subsidiaries or Minority Investments is entitled to make under such Material Contract.

6.19 Management Changes. If any individual that is a Senior Officer is terminated, resigns or otherwise ceases to have the management responsibilities and duties customarily associated with such office, then such Loan Party will (a) notify the Administrative Agent in writing within 10 calendar days thereof and (b) use best efforts to replace such individual within 90 calendar days of such termination, resignation or other change.

6.20 Management Services Agreement.

(a) The Borrower will give prompt notice (and in any event within three (3) Business Days) to the Administrative Agent of any cancellation or termination of any Management Services Agreement or any written notice of cancellation or termination given or received by any Loan Party or any amendment or other modification thereto or any other action in connection with the Management Services Agreement that could reasonably be expected to affect the Lenders. If any new Management Services Agreement (or similar agreement, however styled) is entered into after the Closing Date (in accordance with Section 7.10(b)), it shall be compliant with the PC Entity Requirements as reasonably determined by the Administrative Agent in advance and Holdings or the Borrower shall cause a Collateral Assignment of Management Services Agreement in form and substance reasonably satisfactory to the Administrative Agent to be executed and delivered to the Administrative Agent.

(b) If at any time Holdings or any Subsidiary or Minority Investment obtains a valuation report with respect to the management fee paid in accordance with any Management Services Agreement and/or the commercial reasonableness of the services being provided thereunder (a “Valuation Report”), the Borrower shall promptly deliver a copy of such Valuation Report to the Administrative Agent. If such Valuation Report states that the management fee being paid pursuant to any Management Services Agreement will not result in a fair market value management fee being paid to the applicable Loan Party (or words of similar effect) or that the services provided thereunder are not commercially reasonable (or words of similar effect), the Loan Parties shall have ninety (90) days to either (i) take corrective action to address the issues identified in such Valuation Report to the satisfaction of the Administrative Agent or (ii) deliver a new Valuation Report stating that the management fee being paid pursuant to such Management Services Agreement results in a fair market value management fee being paid to the applicable Loan Party (or words of similar effect). During such ninety (90) day period, no Default shall be deemed to exist solely as a result of the Valuation Report stating that the management fee being paid pursuant to such Management Services Agreement will not result in a fair market value management fee being paid to the applicable Loan Party (or words of similar effect) or that the services provided thereunder are not commercially reasonable (or words of similar effect).

6.21 [Reserved].

6.22 Healthcare Reimbursement Exclusions. Promptly, and in any event within ten (10) Business Days, after Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates receives written notice threatening that it may become or its otherwise subject to any action or proceeding that could reasonably be expected to result in any of them becoming excluded, suspended, terminated or debarred from any Third Party Payor, notice thereof to the Administrative Agent describing such exclusion and the circumstances giving rise thereto.

6.23 Medicare/Medicaid Communications. Within ten (10) days after receipt by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates, of any Medicare, Medicaid or other licensing, accreditation or ranking agency survey, report, warning letter, or notice, that identifies one or more deficiencies that require the expenditure of more than $100,000 to correct, the Borrower shall furnish or cause to be furnished to the Administrative Agent a copy of such survey, report, warning letter or notice together with any plan of correction generated as a result thereof and any correspondence related thereto. Holdings or such Subsidiary or Minority Investment shall correct or cause to be corrected by the date required for cure by such agency or entity (plus extensions granted by such agency or entity) any deficiency that is required for the continued licensure and/or full participation of Holdings or such Subsidiary or Minority Investment in Medicare, Medicaid or other health care program offered by an insurance company, managed care company or other Third Party Payor.

6.24 Non-Compliance. Within ten (10) days after receipt by Holdings or any Subsidiary or Minority Investment, a complete copy of any other notice or charge issued relating to the material non-compliance with Laws or other applicable Third Party Payor requirements by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates with any Governmental Authority, insurance company, managed care company, or other Third Party Payor and any other reports, materials or other information regarding or otherwise relating to the foregoing prepared by, for, or on behalf of any Loan Party relating to the Loan Documents.

6.25 Medicare Investigations. The Borrower shall notify the Administrative Agent within five (5) Business Days following a Responsible Officer’s knowledge of, or in any event not more than ten (10) days following, the occurrence of any of the following to the extent such events would have a Material Adverse Effect: (1) the notification, through letter, facsimile, telephone or other unambiguous means, of a potential investigation relating to Holdings’ or any Subsidiary or Minority Investment’s

submission of claims to Medicare or other governmental programs; or (2) the voluntary disclosure by Holdings or any Subsidiary or Minority Investment to the Office of the Inspector General of the United States Department of Health and Human Services or a Medicare fiscal intermediary of a potential overpayment matter involving the submission of claims to such payor.

6.26 Healthcare Related Matters. If and when Holdings or any Subsidiary or Minority Investment participates in any Medicare or other Third Party Payor program, Holdings or such Subsidiary or Minority Investment shall be and remain in material compliance with all requirements for participation in, and for the licensure required to provide the goods or services that are reimbursable under, Medicare and such other Third Party Payor programs, in each case, unless the failure to do so would not be expected to have a Material Adverse Effect. Holdings and each Subsidiary and Minority Investment is and shall remain in conformance in all material respects with all insurance, reimbursement and cost reporting requirements, and, if applicable, Holdings and each Subsidiary and Minority Investment shall have current supplier billing numbers that are in full force and effect under Medicare, in each case, unless the failure to do so would not be expected to have a Material Adverse Effect.

6.27 Compliance Plan. Maintain a corporate compliance and ethics program (“CCP”) which addresses the requirements of applicable Laws (including Healthcare Laws) in the reasonable opinion of health care regulatory counsel to the Borrower, includes at least the following components and will allow the Administrative Agent and/or any outside consultants from time to time to review such CCP, provided that, for the avoidance of doubt, nothing herein shall require a disclosure of any information documents, data or other material to the extent such disclosure is prohibited by applicable Law in the reasonable opinion of health care regulatory counsel to the Borrower or would result in the waiver of any privilege: (i) standards of conduct and procedures that describe compliance policies regarding Healthcare Laws with an emphasis on prevention and detection of health care “fraud and abuse” violations and HIPAA; (ii) a specific officer within high-level personnel identified as having overall responsibility for compliance with such standards and procedures; (iii) training and education programs which effectively communicate the compliance standards and procedures to employees and agents, including, without limitations, fraud and abuse laws and illegal billing practices; (iv) auditing and monitoring systems and reasonable steps for achieving compliance with such standards and procedures including, without limitation, publicizing a report system to allow employees and other agents to anonymously report criminal or suspect conduct and potential compliance problems; (v) disciplinary guidelines and consistent enforcement of compliance policies including, without limitation, discipline of individuals responsible for the failure to detect violations of the CCP; and (vi) mechanisms to immediately respond to detected violations of the CCP.

6.28 Related Documents. Perform and observe all terms and provisions of each Related Document to be performed or observed by it and take all such action to such end as may be from time to time requested by the Administrative Agent.

6.29 Sanctions. The Borrower shall not, directly or indirectly, use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Loans, whether as underwriter, advisor, investor, or otherwise).

6.30 Compliance with Terms of Leaseholds. Make all payments and otherwise perform all obligations in respect of all leases of real property to which Holdings or any of its Subsidiaries is a party, keep such leases in full force and effect and not allow such leases to lapse (other than a lapse as a result of the expiry of such lease in accordance with its terms) or be terminated or any rights to renew such leases to be forfeited or cancelled, notify the Administrative Agent of any default by any party with respect to such leases and cooperate with the Administrative Agent in all respects to cure any such default, and cause each of its Subsidiaries to do so, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably likely to have a Material Adverse Effect.

6.31 CIA Compliance. Comply in all respects with the Existing CIA.

6.32 Interest Rate Protection. Not later than 60 days after the Closing Date (as such date may be extended by the Administrative Agent, in its sole discretion), enter into and maintain at all times thereafter for a period of not less than three years, interest rate Swap Contracts with Persons acceptable to the Administrative Agent in an amount equal to at least 50% of the aggregate principal amount of the Term Facilities.

ARTICLE VII

NEGATIVE COVENANTS

Until the Termination Date, each of Holdings, the Borrower and each other Loan Party shall not, nor shall they permit any other Subsidiary or Minority Investment or Professional Services Affiliate to, directly or indirectly:

7.01 Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, or sign or file or suffer to exist under the UCC or PPSA of any jurisdiction a financing statement that names any Loan Party as debtor, or sign or suffer to exist any security agreement authorizing any secured party thereunder to file such financing statement, or assign any accounts or other right to receive income, other than the following:

(a) Liens pursuant to any Loan Document;

(b) Liens existing as of the First Amendment Effective Date and listed on Schedule 7.01(b) and any renewals or extensions thereof, provided that (i) the property covered thereby is not changed, (ii) the amount not increased, (iii) none of the Loan Parties or their Subsidiaries or Minority Investments not a direct or contingent obligor on the Closing Date shall become a direct or contingent obligor and (iv) any renewal or extension of the obligations secured or benefited thereby is permitted by Section 7.02(d);

(c) Permitted Liens;

(d) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e) easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(f) Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(h) or securing appeal or other surety bonds related to such judgments;

(g) Liens securing Indebtedness permitted under Section 7.02(f); provided that (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness, (ii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the property being acquired on the date of acquisition and (iii) with respect to Capitalized Leases, such Liens do not at any time extend to or cover any Collateral or assets other than the assets subject to such Capitalized Leases;

(h) any Lien existing on any property or asset (and the proceeds thereof) prior to the acquisition thereof by the Borrower or any Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition, (ii) such Lien does not apply to any other property or assets of the Borrower or any Subsidiary, (iii) such Lien does not materially interfere with the use, occupancy and operation of any such asset, and (iv) the Indebtedness secured by any such Lien is permitted by Section 7.02(h);

(i) other Liens securing the portion of Indebtedness permitted by Section 7.02(g) permitted to be secured; provided that no such Lien shall extend to or cover any asset that constitutes (or is required to constitute) Collateral; and

(j) Liens granted by Akumin FL securing the Alaris Note, so long as either (i) the Alaris Subordination Agreement is in full force and effect and has not been amended since the Closing Date in any manner adverse to the interests of the Agents, the Arranger and the Lenders without the consent of the Administrative Agent or (ii) the Akumin FL Note has been paid in full and terminated.

7.02 Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, except:

(a) Indebtedness in respect of Swap Contracts designed to hedge against fluctuations in interest rates incurred in the ordinary course of business and consistent with prudent business practice;

(b) intercompany Indebtedness owing (i) by a Loan Party to a Loan Party, (ii) by a non-Loan Party to a non-Loan Party, (iii) by a non-Loan Party to a Loan Party (so long as the Investment by such Loan Party is permitted by Section 7.03 and such Indebtedness shall constitute Pledged Debt and be pledged to the Collateral Agent for the benefit of the Secured Parties pursuant to the Loan Documents) or (iv) by a Loan Party to a non-Loan Party that is subordinated to the Obligations of such Loan Party under the Facilities in a manner reasonably satisfactory to the Administrative Agent;

(c) Indebtedness under the Loan Documents;

(d) Indebtedness outstanding on First Amendment Effective Date and listed on Schedule 7.02 and any refinancings, refundings, renewals or extensions thereof; provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and the direct and contingent obligors thereof shall not be changed, as a result of or in connection with such refinancing, refunding, renewal or extension; provided further that the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such extending, refunding or refinancing Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties or the Lenders than the terms of any agreement or instrument governing the Indebtedness being extended, refunded or refinanced and the interest rate applicable to any such extending, refunding or refinancing Indebtedness does not exceed the then applicable market interest rate;

(e) Guarantees of Holdings or any Subsidiary in respect of Indebtedness otherwise permitted hereunder of Holdings or any wholly-owned Subsidiary; and

(f) Indebtedness in respect of Capitalized Leases, Synthetic Lease Obligations and purchase money obligations for fixed or capital assets within the limitations set forth in Section 7.01(g); provided, however, that the aggregate amount of all such Indebtedness at any time outstanding shall not exceed the greater of (i) $20,000,000 and (ii) 30% of Consolidated Fixed Assets (which may be measured pro forma for the assets acquired with any such Indebtedness, including via a Permitted Acquisition, as demonstrated in a manner reasonably satisfactory to the Administrative Agent);

(g) Indebtedness not included in any other paragraph of this Section 7.02 in an aggregate principal amount at any time outstanding not to exceed $15,000,000, up to $7,500,000 of which may be secured by Liens permitted by Section 7.01(i);

(h) Indebtedness of a Person existing at the time such Person became a Subsidiary or assets were acquired from such Person in connection with an Investment permitted pursuant to Section 7.03 so long as any such Indebtedness (i) was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or the acquisition of such assets and (ii) none of the Borrower nor any Subsidiary (other than such Person or any other Person that such Person merges with or that acquires the assets of such Person or such Person’s Subsidiaries) shall have any liability or other obligation with respect to such Indebtedness; provided that the aggregate amount of all such Indebtedness at any time outstanding shall not exceed $10,000,000;

(i) Indebtedness under the Alaris Note so long as the Alaris Subordination Agreement is in full force and effect and has not been amended since the Closing Date in any manner adverse to the interests of the Agents, the Arranger and the Lenders without the consent of the Administrative Agent; and

(j) to the extent constituting Indebtedness, Earnout Obligations incurred in connection with any 2019 Acquisition or any Permitted Acquisition.

7.03 Investments. Make or hold any Investments, except:

(a) Investments held by Holdings or such Subsidiary in the form of Cash Equivalents;

(b) advances to officers, directors and employees of Holdings and Subsidiaries in an aggregate amount not to exceed $200,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes;

(c) Investments (i) by any Loan Party or any Subsidiary in any Loan Party, so long as, in the case of an Investment made by a non-Loan Party in a Loan Party in the form of Indebtedness owing by such Loan Party, such Indebtedness is permitted to be incurred by the relevant Loan Party pursuant to Section 7.02(b)(iv), (ii) by any Subsidiary that is not a Loan Party in any other Subsidiary that is also not a Loan Party, or (iii) by any Loan Party in any Subsidiary that is not a Loan Party in an amount not to exceed $5,000,000 in the aggregate at any time outstanding; provided that from the First Amendment Effective Date until the date on which both the Alaris Note is paid in full and terminated (without any further commitments thereunder) and the Alaris/Agent Subordination Agreement is terminated, notwithstanding the foregoing or any other provision of this Section 7.03, no Investment may be made by the Borrower or any of its Subsidiaries (other than Akumin FL and its Subsidiaries) in Akumin FL or any of its Subsidiaries other than (x) Investments outstanding on the First Amendment Effective Date and (y) Investments under the Akumin FL Note permitted by Section 7.03(n);

(d) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(e) Guarantees permitted by Section 7.02;

(f) Investments existing on First Amendment Effective Date and set forth on Schedule 7.03(f);

(g) Investments by the Borrower in Swap Contracts permitted under Section 7.02(a);

(h) other Investments by the Borrower and its Subsidiaries so long as (i) in the case of any Acquisition, such Acquisition shall constitute a Permitted Acquisition, (ii) no Default or Event of Default has occurred and is continuing at the time of, or would result from, such Investment and (iii) after giving pro forma effect thereto (including any incurrence and/or repayment of Indebtedness in connection therewith), the Consolidated Total Leverage Ratio is less than or equal to 3.50 to 1.00 at the time of such Investment;

(i) any Investment paid for using Equity Interests of Holdings or cash or Cash Equivalents provided such cash or Cash Equivalents paid do not exceed $500,000;

(j) [Reserved.]

(k) Investments in the form of Permitted Acquisitions; provided that if any Person to be acquired shall not be merged into a Loan Party or shall not be required to become a Guarantor, or any assets to be acquired will not be owned by a Loan Party, then the portion of the consideration for such Permitted Acquisition allocable to such non-Loan Party and non-Collateral assets (as reasonably agreed by the Borrower and the Administrative Agent) shall be required to be incurred under, and constitute usage of, either Section 7.03(h) or 7.03(l), as reasonably demonstrated to the Administrative Agent;

(l) other Investments not exceeding $10,000,000 at any time outstanding;

(m) Investments held by a Subsidiary that is acquired after the First Amendment Effective Date or held by a company merged or amalgamated or consolidated into the Borrower or merged, amalgamated or consolidated with a Subsidiary, in each case in accordance with Section 7.03 (other than this clause (m)) or 7.04 after the First Amendment Effective Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger or consolidation; and

(n) any Investment by Borrower consisting of Akumin FL Loans made under the Akumin FL Note so long as the Alaris Subordination Agreement is in full force and effect and has not been amended since the Closing Date in any manner adverse to the interests of the Agents, the Arranger and the Lenders without the consent of the Administrative Agent (or the Alaris Note has been paid in full and terminated); provided that such Akumin FL Loan (i) may not be advanced by the Borrower to Akumin FL if a Default or Event of Default shall have occurred and be continuing, (ii) shall be secured by the assets of Akumin FL pursuant to the Akumin FL Security Agreement and (iii) shall constitute (along with the Akumin FL Note) Pledged Debt as security for the Obligations under the Loan Documents and the Akumin FL Note shall have been delivered to the Administrative Agent pursuant to the terms of the Security Agreement.

7.04 Fundamental Changes. Merge, dissolve, liquidate, amalgamate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Default exists or would result therefrom:

(a) any wholly-owned Subsidiary of the Borrower may merge with (i) the Borrower, provided that the Borrower shall be the continuing or surviving Person, or (ii) any one or more other wholly-owned Subsidiaries of the Borrower, provided that if a Loan Party is a party to such transaction, the survivor shall be or become a Loan Party;

(b) any Loan Party may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to Holdings or to another Loan Party; provided that from the First Amendment Effective Date until the date on which both the Alaris Note is paid in full and terminated (without any further commitments thereunder) and the Alaris/Agent Subordination Agreement is terminated, notwithstanding the foregoing or any other provision of this Section 7.04 or of Section 7.05, no Disposition may be made by the Borrower or any of its Subsidiaries (other than Akumin FL and its Subsidiaries) to Akumin FL or any of its Subsidiaries; and

(c) the Borrower, Holdings and their respective Subsidiaries may consummate the Related Transactions.

7.05 Dispositions. Make any Disposition or enter into any agreement to make any Disposition, except:

(a) Dispositions of obsolete or worn out property, whether now owned or hereafter acquired, in the ordinary course of business;

(b) Dispositions of inventory in the ordinary course of business;

(c) Dispositions of equipment or real property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;

(d) Dispositions of property by any Subsidiary to Holdings or to a wholly-owned Subsidiary, provided that if the transferor of such property is a Guarantor, the transferee thereof must either be the Borrower or a Guarantor; provided further that from the First Amendment Effective Date until the date on which both the Alaris Note is paid in full and terminated (without any further commitments thereunder) and the Alaris/Agent Subordination Agreement is terminated, notwithstanding the foregoing or any other provision of this Section 7.05 or of Section 7.04, no Disposition may be made by the Borrower or any of its Subsidiaries (other than Akumin FL and its Subsidiaries) to Akumin FL or any of its Subsidiaries;

(e) Dispositions permitted by Section 7.04(b);

(f) Dispositions of cash or Cash Equivalents in the ordinary course of business in transactions not otherwise prohibited by this Agreement;

(g) licenses or sublicenses with respect to intellectual property (subject to any Lien of the Collateral Agent on such intellectual property securing the Obligations), leases or subleases, in each case granted to third parties in the ordinary course of business which, in the aggregate, do not materially detract from the value of any Collateral or materially interfere with the ordinary conduct of the business of the Loan Parties;

(h) the termination, surrender or sublease of real estate leases entered into in the ordinary course of business, to the extent that they do not materially interfere with the business of the Borrower or any Subsidiary, taken as a whole;

(i) the abandonment or other disposition of immaterial intellectual property rights (including allowing any registrations or any applications for registration of any intellectual property rights to lapse or go abandoned) to the extent the Borrower determines in its reasonable business judgment that (i) such intellectual property rights are not commercially reasonable to maintain under the circumstances and (ii) such disposition would not materially and adversely affect the business of the Borrower and its Subsidiaries;

(j) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(k) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business;

(l) Dispositions consisting of Sale and Leaseback Transactions not prohibited by Section 7.24; and

(m) Dispositions by the Borrower and its Subsidiaries not otherwise permitted under this Section 7.05; provided that (i) at the time of such Disposition, no Default shall exist or would result from such Disposition, (ii) the aggregate book value of all property Disposed of in reliance on this clause (m) in any fiscal year shall not exceed $7,500,000, and (iii) not less than 75% of the consideration paid by the buyer in connection with the Disposition of such asset shall be paid to the Borrower or such Subsidiary in cash;

provided, however, that any Disposition pursuant to this Section 7.05 (other than pursuant to clauses (a), (d), (e), (h), (i), (j), or (k)) shall be for no less than the fair market value of such property at the time of such Disposition.

7.06 Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that, so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom:

(a) each Subsidiary and Minority Investment may make Restricted Payments to Holdings, any Subsidiaries of Holdings that are Guarantors and any other Person that owns a direct Equity Interest in such Subsidiary or Minority Investment, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b) Holdings and each Subsidiary may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such Person;

(c) each Subsidiary may purchase, redeem or otherwise acquire its common Equity Interests with the proceeds received from the substantially concurrent issue of new common Equity Interests;

(d) [reserved];

(e) any other Restricted Payment may be made by Holdings or any of its Subsidiaries so long as (i) no Default shall have occurred and be continuing or would result therefrom, (ii) after giving pro forma effect thereto (based on financial results for the most recently ended fiscal quarter for which financial statements are required to have been delivered and giving effect thereto and to all other pro forma adjustments, including any incurrence and/or repayment of Indebtedness in connection therewith), both (x) the Consolidated Fixed Charge Coverage Ratio is not less than the maintenance level required to be satisfied as of the last day of the Fiscal Quarter in which such Restricted Payment is made pursuant to Section 7.20(b) and (y) the Consolidated Total Leverage Ratio is not greater than 2.50 to 1.00 and (iii) the aggregate amount of all Restricted Payments made pursuant to this clause (e) after the First Amendment Effective Date shall not exceed Cumulative Retained Excess Cash Flow as of the date of any such Restricted Payment; and

(f) Borrower may declare and make (and each Subsidiary of Holdings may declare and make to enable Borrower to do the same) Restricted Payments, directly or indirectly, to Akumin Holdings Corp. and Holdings, so that each of them may, and each of them shall be permitted to, pay, or make distributions to any parent entity to pay (directly or indirectly), any Taxes that are due and payable by, or are attributable to, Holdings and its Subsidiaries;

provided that notwithstanding anything to the contrary in this Agreement, in no event shall the proceeds of any Incremental Increase be utilized to fund the making of any Restricted Payment.

7.07 Change in Nature of Business. Engage in any material line of business substantially different from those lines of business conducted by Holdings and its Subsidiaries on the Closing Date or any business substantially related or incidental thereto.

7.08 Transactions with Affiliates. Enter into any transaction of any kind with any Affiliate of Holdings, whether or not in the ordinary course of business, other than on fair and reasonable terms substantially as favorable to Holdings or such Subsidiary or Minority Investment as would be obtainable by Holdings or such Subsidiary or Minority Investment at the time in a comparable arm’s length transaction with a Person other than an Affiliate.

7.09 Burdensome Agreements. Enter into or permit to exist any Contractual Obligation (other than this Agreement or any other Loan Document) that (a) limits the ability (i) of any Subsidiary or Minority Investment to make Restricted Payments to Holdings or any Guarantor or to otherwise transfer property to or invest in Holdings or any Guarantor, (ii) of any Subsidiary or Minority Investment to Guarantee the Indebtedness of Holdings or (iii) of Holdings or any Subsidiary or Minority Investment to create, incur, assume or suffer to exist Liens on property of such Person; provided, however, that this clause (iii) shall not prohibit any negative pledge incurred or provided in favor of any holder of Indebtedness permitted under Section 7.02(f) solely to the extent any such negative pledge relates to the property financed by or the subject of such Indebtedness, or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person.

7.10 Amendments of Organization Documents and Agreements.

(a) Amend any of its Organization Documents (other than to change its name as permitted by Section 7.18 hereof) without the prior written consent of the Administrative Agent; or

(b) Except as required by Law, (i) amend, modify or otherwise change any provision of the Management Services Agreements without the prior written consent of the Administrative Agent or (ii) terminate the Management Services Agreements, unless such amendment, modification or change is necessary or advisable to comply with applicable Laws.

7.11 Accounting Changes. Make any change in (i) accounting policies or reporting practices, except as required by IFRS or applicable generally accepted accounting principles (it being agreed that a conversion from IFRS to GAAP as provided by Section 1.02(a) shall be permitted), or (ii) Fiscal Year, except to change the Fiscal Year of any Loan Party to December 31.

7.12 Prepayments, Etc. of Indebtedness. Prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, or make any payment in violation of any subordination terms of, any Indebtedness, except (i) the prepayment of the Credit Extensions in accordance with the terms of this Agreement, (ii) regularly scheduled or required repayments or redemptions of Indebtedness listed on Schedule 7.02, or amend, modify or change in any manner any term or condition of any such Indebtedness listed on Schedule 7.02, (iii) Indebtedness repaid using the purchase price proceeds of the Acquisition Agreement in accordance with the terms of the Acquisition Agreement or (iv) Indebtedness repaid by Akumin FL on the Akumin FL Note or the Alaris Note when due in accordance with their respective terms and the Alaris Subordination Agreement (so long as the Alaris Subordination Agreement is in full force and effect and has not been amended since the Closing Date in any manner adverse to the interests of the Agents, the Arranger and the Lenders without the consent of the Administrative Agent).

7.13 Prepayments and Amendments.

(a) Prepay amounts not then due and owing under the Alaris Note; or

(b) Cancel or terminate any Related Document or consent to or accept any cancellation or termination thereof, amend, modify or change in any manner any term or condition of any Related Document, the Alaris Note, the Akumin FL Note or the Alaris Subordination Agreement, or give any consent, waiver or approval thereunder, waive any default under or any breach of any term or condition of any Related Document, the Alaris Note, the Akumin FL Note or the Alaris Subordination Agreement, agree in any manner to any other amendment, modification or change of any term or condition of any Related Document, the Alaris Note, the Akumin FL Note or the Alaris Subordination Agreement or increase the amount of the Akumin FL Note above $5,000,000 or take any other action in connection with any Related Document, the Alaris Note, the Akumin FL Note or the Alaris Subordination Agreement that would impair the value or the interest or rights of any Loan Party thereunder or that would be materially adverse to, or impair the rights or interests of, any Agent or any Lender.

7.14 Partnerships, Etc. Except as set forth on Schedule 7.14 as of the Closing Date, become a general partner in any general or limited partnership or joint venture.

7.15 Speculative Transactions. Engage, or permit any of its Subsidiaries to engage, in any transaction involving commodity options or futures contracts or any similar speculative transactions.

7.16 Formation of Subsidiaries. Organize or invest in any new Subsidiary or Minority Investment without the prior written consent of the Administrative Agent, unless such Investment is permitted pursuant to the terms hereof (including Section 7.03) and, with respect to any such action, Holdings causes such Subsidiary or Minority Investment to comply with Section 6.12.

7.17 Negative Pledge. Enter into or suffer to exist any agreement prohibiting or conditioning the creation or assumption of any Lien upon any of its property or assets except (a) in favor of the Administrative Agent or (b) in connection with (i) any purchase money Indebtedness permitted by Section 7.02(f) solely to the extent that the agreement or instrument governing such Indebtedness prohibits a Lien on the property acquired with the proceeds of such Indebtedness, (ii) any Capitalized Lease permitted by Section 7.02(f) solely to the extent that such Capitalized Lease prohibits a Lien on the property subject thereto, (iii) Liens existing on the date hereof and described on Schedule 7.01(b) hereto, or (iv) Liens granted by Akumin FL securing the Alaris Note (so long as the Alaris Subordination Agreement is in full force and effect and has not been amended since the Closing Date in any manner adverse to the interests of the Agents, the Arranger and the Lenders without the consent of the Administrative Agent).

7.18 Changes in Locations; Name, etc. (a) Change the location of its chief executive office/chief place of business or (b) change its name or change the location where it maintains its records, unless, in either case, it shall have given the Administrative Agent at least 30 days prior written notice thereof and shall have delivered to the Administrative Agent all UCC and PPSA financing statements and amendments thereto as the Administrative Agent shall request and taken all other actions deemed reasonably necessary by the Administrative Agent to continue its perfected security interest in the Collateral.

7.19 Holdings. In the case of Holdings, conduct, transact or otherwise engage in any business or operations other than (i) those incidental to its ownership of the Equity Interests of the Borrower and its Subsidiaries and other Investments, (ii) the performance of the Loan Documents, (iii) providing guarantees permitted under Section 7.02(e) hereof, (iv) the provision of corporate services to the Borrower and its Subsidiaries and other Investments (such as licensing of intellectual property rights and senior management services and, to the extent required by third parties in the ordinary course of business of the Borrower and its Subsidiaries, entering into or guaranteeing leases of real property to be utilized by the Borrower, any Subsidiary or any Professional Services Affiliate or guaranteeing obligations of the Borrower, any Subsidiary or any Professional Services Affiliate that are incurred in the ordinary course of business, to the extent such guarantees are permitted hereunder) and (v) those related to being an offering corporation, reporting issuer and a Person listed on a recognized stock exchange.

7.20 Financial Covenants.

(a) Consolidated Total Leverage Ratio. Permit the Consolidated Total Leverage Ratio as of the last day of any Fiscal Quarter (commencing with the Fiscal Quarter ending June 30, 2019) set forth below to exceed the ratio indicated:

Fiscal Quarter	Maximum Consolidated Total Leverage Ratio
June 30, 2019 to June 30, 2020	5.75:1.00
September 30, 2020 to June 30, 2021	5.50:1.00
September 30, 2021 to June 30, 2022	5.00:1.00
September 30, 2022 to June 30, 2023	4.75:1.00
September 30, 2023 and thereafter	4.50:1.00

(b) Consolidated Fixed Charge Coverage Ratio. Permit the Consolidated Fixed Charge Coverage Ratio to be less than 1.20:1.00 as of the last day of each Fiscal Quarter (commencing with the Fiscal Quarter ending September 30, 2018).

7.21 ERISA.

(a) Permit the affairs of any Loan Party to be conducted so that the underlying assets of the any Loan Party constitutes “plan assets” within the meaning of the Plan Asset Rules.

(b) Permit the occurrence or reasonably expected occurrence of an ERISA Event that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect.

(c) Permit any event, condition or circumstance, including any failure by any Loan Party or any Subsidiary to perform its obligations or make all required contributions under, or maintain, or perform its fiduciary duty with respect to, any Canadian Pension Plan that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect.

(d) Maintain, contribute to, or incur any liability or contingent liability in respect of a Canadian Defined Benefit Pension Plan.

7.22 Cash Management. Modify, or permit any change to, the cash management systems described in Section 6.16 (including, without limitation, any modification or revocation of any sweep arrangements pertaining to a Collection Account) without the prior written consent of the Administrative Agent.

7.23 OFAC; USA Patriot Act. Fail to comply with the Laws, regulations and executive orders referred to in Section 5.30. No Loan Party, Subsidiary or PC Entity, nor to the knowledge of the Loan Party, any director, officer, agent, employee, or other Person acting on behalf of the Loan Party, any Subsidiary or any PC Entity, will request or use the proceeds of any Loan or Letter of Credit, directly or indirectly, (A) for any payments to any Person, including any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, or otherwise take any action, directly or indirectly, that would result in a violation of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act 2010, and other similar anti-bribery and anti-corruption legislation in other jurisdictions, (B) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Person on the SDN List or a government of a Sanctioned Country, to the extent such activities, business or transaction would be prohibited by Sanctions if conducted by a corporation incorporated in the United States or Canada, or (C) in any manner that would result in the violation of any Sanctions applicable to any party hereto. Furthermore, the Loan Parties will not, directly or indirectly, use the proceeds of the transaction, or lend, contribute or otherwise make available such proceeds to any Subsidiary, PC Entity, Affiliate, joint venture partner or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any Person participating in the transaction of any Sanctions.

7.24 Sale and Leaseback Transactions. Enter into any Sale and Leaseback Transaction; provided that, so long as no Event of Default has occurred and is continuing or would result therefrom, each of the Borrower and any of its Subsidiaries may enter into Sale and Leaseback Transactions so long as the Attributable Indebtedness is permitted under Section 7.02 and the corresponding Lien is permitted under Section 7.01.

7.25 Hazardous Materials. Permit, cause or suffer to exist any Release of any Hazardous Material at, to or from any of its properties that would violate or form the basis of Environmental Liability, other than such violations or liabilities that would not, in the aggregate, reasonably be expected to result in Material Adverse Effect.

ARTICLE VIII

EVENTS OF DEFAULT AND REMEDIES

8.01 Events of Default. Any of the following shall constitute an Event of Default hereunder:

(a) Non-Payment. The Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of or interest on any Loan or any L/C Obligation or deposit any funds as Cash Collateral in respect of L/C Obligations, or (ii) within two (2) days after the same becomes due, any fee due or other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. The Borrower or any Loan Party fails to perform or observe any term, covenant or agreement contained in any of Section 6.01, 6.02, 6.03, 6.05, 6.10, 6.11, 6.12, 6.16(b) or Article VII; or

(c) Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for fifteen (15) days; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading when made or deemed made; or

(e) Cross-Default. (i) Any Loan Party or any of its Subsidiaries or Minority Investments (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which Holdings or any Subsidiary or Minority Investment is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which Holdings or any Subsidiary or Minority Investment is an Affected Party (as defined in such Swap Contract) and, in either event, the Swap Termination Value owed by the Loan Party or such Subsidiary or Minority Investment as a result thereof is greater than the Threshold Amount; or

(f) Insolvency Proceedings, Etc. Any Loan Party or any of its Subsidiaries or Minority Investments institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; makes a proposal to its creditors or files notice of its intention to do so, institutes any other proceeding under applicable Law seeking to adjudicate it a bankrupt or an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors, composition of it or its debts or any other similar relief; or applies for or consents to the appointment of any receiver, receiver-manager, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, receiver-manager, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g) Inability to Pay Debts; Attachment. (i) Any Loan Party or any of its Subsidiaries or Minority Investments becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty (30) days after its issue or levy; or

(h) Judgments. There is entered against any Loan Party or any of its Subsidiaries or Minority Investments (i) a final judgment or order for the payment of money in an aggregate amount exceeding the Threshold Amount, or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i) ERISA. Any Loan Party has underlying assets which constitute “plan assets” within the Plan Asset Rules; or

(j) ERISA Event. (i) An ERISA Event shall occur or be reasonably expected to occur that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect; or (ii) permit any event, condition or circumstance, including any failure by any Loan Party or any Subsidiary to perform its obligations or make all required contributions under, or maintain, or perform its fiduciary duty with respect to, any Canadian Pension Plan that, individually or in the aggregate, results or will reasonably be expected to result in a Material Adverse Effect;

(k) Invalidity of Loan Documents. Any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party or any other Person contests in any manner the validity or enforceability of any provision of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(l) Change of Control. There occurs any Change of Control; or

(m) Collateral Document. Any Collateral Document after delivery thereof shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected first priority lien on and security interest in the Collateral purported to be covered thereby.

8.02 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a) declare the Commitment of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c) require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to the Minimum Collateral Amount with respect thereto); and

(d) exercise on behalf of itself, the Lenders and the L/C Issuer all rights and remedies available to it, the Lenders and the L/C Issuer under the Loan Documents;

provided, however, that upon the occurrence of any Event of Default described in either of Section 8.01(f) or (g), the obligation of each Lender to make Loans and any obligation of the L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

8.03 Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Agents in their capacities as such ratably among them in proportion to the amounts described in this clause First payable to them;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit Fees) payable to the Lenders and the L/C Issuer (including fees, charges and disbursements of counsel to the respective Lenders and the L/C Issuer arising under the Loan Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans, L/C Borrowings and other Obligations, ratably among the Lenders and the L/C Issuer in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, L/C Borrowings and any amounts owed under any Hedge Agreement and any Secured Cash Management Agreements, ratably among the Lenders, the L/C Issuer, and, if applicable, any Lender Counterparties in proportion to the respective amounts described in this clause Fourth held by them, provided that no payments by a Guarantor and no proceeds of Collateral of a Guarantor shall be applied to Excluded Swap Obligations of such Guarantor;

Fifth, to the payment of all other Obligations of the Loan Parties owing under or in respect of the Loan Documents that are due and payable to the Agents and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Obligations owing to the Agents and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

ARTICLE IX

ADMINISTRATIVE AGENT

9.01 Appointment and Authority.

(a) Each of the Lenders and each L/C hereby irrevocably appoints BBVA to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the L/C Issuer and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Document (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b) The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (in its capacity as a Lender) and the L/C Issuer hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender and the L/C Issuer for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Secured Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent, shall be entitled to the benefits of all provisions of this Article IX and Article X (including Section 10.04(c), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto. Notwithstanding any other provision of this Agreement, neither the Administrative Agent nor the Collateral Agent shall owe any fiduciary duty, duty of loyalty, duty of care, duty of disclosure or any other obligation whatsoever to any holder of Obligations with respect to any Hedge Agreement or Secured Cash Management Agreement.

9.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Holdings or any Subsidiary or Minority Investment or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

(a) Each Lender understands that the Person serving as Administrative Agent, acting in its individual capacity, and its Affiliates (collectively, the “Agent’s Group”) are engaged in a wide range of financial services and businesses (including investment management, financing, securities trading, corporate and investment banking and research) (such services and businesses are collectively referred to in this Section 9.02 as “Activities”) and may engage in the Activities with or on behalf of one or more of the Loan Parties or their respective Affiliates. Furthermore, the Agent’s Group may, in undertaking the Activities, engage in trading in financial products or undertake other investment businesses for its own account or on behalf of others (including the Loan Parties and their Affiliates and including holding, for its own account or on behalf of others, equity, debt and similar positions in the Borrower, another Loan Party or their respective Affiliates), including trading in or holding long, short or derivative positions in securities, loans or other financial products of one or more of the Loan Parties or their Affiliates. Each Lender understands and agrees that in engaging in the Activities, the Agent’s Group may receive or otherwise obtain information concerning the Loan Parties or their Affiliates (including information concerning the ability of the Loan Parties to perform their respective Obligations hereunder and under the other Loan Documents) which information may not be available to any of the Lenders that are not members of the Agent’s Group. None of the Administrative Agent nor any member of the Agent’s Group shall have any duty to disclose to any Lender or use on behalf of the Lenders, and shall not be liable for the failure to so disclose or use, any information whatsoever about or derived from the Activities or otherwise (including any information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any Loan Party or any Affiliate of any Loan Party) or to account for any revenue or profits obtained in connection with the Activities, except that the Administrative Agent shall deliver or otherwise make available to each Lender such documents as are expressly required by any Loan Document to be transmitted by the Administrative Agent to the Lenders.

(b) Each Lender further understands that there may be situations where members of the Agent’s Group or their respective customers (including the Loan Parties and their Affiliates) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the Lenders (including the interests of the Lenders hereunder and under the other Loan Documents). Each Lender agrees that no member of the Agent’s Group is or shall be required to restrict its activities as a result of the Person serving as Administrative Agent being a member of the Agent’s Group, and that each member of the Agent’s Group may undertake any Activities without further consultation with or notification to any Lender. None of (i) this Agreement nor any other Loan Document, (ii) the receipt by the Agent’s Group of information (including Information) concerning the Loan Parties or their Affiliates (including information concerning the ability of the Loan Parties to perform their respective Obligations hereunder and under the other Loan Documents) nor (iii) any other matter shall give rise to any fiduciary, equitable or contractual duties (including, without limitation, any duty of trust or confidence) owing by the Administrative Agent or any member of the Agent’s Group to any Lender including any such duty that would prevent or restrict the Agent’s Group from acting on behalf of customers (including the Loan Parties or their Affiliates) or for its own account.

9.03 Exculpatory Provisions. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of their Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by a final and nonappealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent in writing by the Borrower or a Lender.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the perfection or priority of any Lien or security interest created or purported to be created by the Collateral Documents, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. The Administrative Agent shall take such action with respect to such Event of Default or Default as may be requested by the Required Lenders in accordance with Section 8.02; provided, that unless and until the Administrative Agent has received any such request, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default or Default as it shall deem advisable or in the best interest of Lenders.

9.04 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or the L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or the L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.05 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub agents.

9.06 Resignation of Administrative Agent.

(a) The Administrative Agent may at any time give notice of its resignation to the Lenders, the L/C Issuer and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and L/C Issuer appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Borrower, L/C Issuer and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (2) except for any indemnity payments owed to the retiring Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent (other than any rights to indemnity payments owed to the retiring Administrative Agent), and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 10.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

(b) Any resignation by BBVA as Administrative Agent pursuant to this Section shall also constitute its resignation as an L/C Issuer and Swing Line Lender. If BBVA resigns as an L/C Issuer, it shall retain all the rights, powers, privileges and duties of an L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as an L/C Issuer and all such L/C Obligations with respect thereto, including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c). If BBVA resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c). Upon the appointment by the Borrower of a successor L/C Issuer or Swing Line Lender hereunder (which successor shall in all cases be a Lender other than a Defaulting Lender), (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swing Line Lender, as applicable, (b) the retiring L/C Issuer and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (c) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the existing L/C Issuer to effectively assume the obligations of the existing L/C Issuer with respect to such Letters of Credit.

9.07 Non-Reliance on Administrative Agent and Other Lenders. Each Lender and the L/C Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder. Each Lender acknowledges that the Administrative Agent has not made any representation or warranty to it, and that no act by the Administrative Agent hereafter taken, including any review of the affairs of the Borrower and the other Loan Parties, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Except for notices, reports and other documents expressly herein required to be furnished to the Lenders by the Administrative Agent, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial or other condition or creditworthiness of Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates which may come into the possession of the Administrative Agent.

9.08 No Other Duties, Etc. Anything herein to the contrary notwithstanding the Arranger shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

9.09 Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the L/C Issuer and the Agents (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the L/C Issuer and the Agents and their respective agents and counsel and all other amounts due the Lenders, the L/C Issuer and the Agents under Sections 2.07 and 10.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due the Agents under Sections 2.07 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or the L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or the L/C Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or the L/C Issuer in any such proceeding.

The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Secured Obligations (including accepting some or all of the Collateral in satisfaction of some or all of the Secured Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (each, a “Credit Bid”) (a) at any sale thereof conducted under the provisions of the Bankruptcy Code of the United States, including under Sections 363, 1123 or 1129 of the Bankruptcy Code or any other Debtor Relief Law, or any similar Laws in any other jurisdictions to which Holdings or any of its Subsidiaries is subject, (b) at any other sale or foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable Law. In connection with any such Credit Bid and purchase, the Secured Obligations owed to the Secured Parties shall be entitled to be, and shall be, Credit Bid on a ratable basis (with Secured Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that would vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) in the asset or assets so purchased (or in the Equity Interests or debt instruments of the acquisition vehicle or vehicles that are used to consummate such purchase). In connection with any such bid (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles to make a bid, (ii) to adopt documents providing for the governance of the acquisition vehicle or vehicles; provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or Equity Interests thereof shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 10.01 of this Agreement, (iii) the Administrative Agent shall be authorized to assign the relevant Secured Obligations to any such acquisition vehicle pro rata by the Lenders, as a result of which each of the Lenders shall be deemed to have received a pro rata portion of any Equity Interests and/or debt instruments issued by such an acquisition vehicle on account of the assignment of the Obligations to be Credit Bid, all without the need for any Secured Party or acquisition vehicle to take any further action, and (iv) to the extent that Secured Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Secured Obligations assigned to the acquisition vehicle exceeds the amount of debt Credit Bid by the acquisition vehicle or otherwise), such Secured Obligations shall automatically be reassigned to the Lenders pro rata and the Equity Interests and/or debt instruments issued by any acquisition vehicle on account of the Secured Obligations that had been assigned to the acquisition vehicle shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action.

9.10 Collateral and Guaranty Matters. The Lenders and the L/C Issuer irrevocably authorize the Administrative Agent, at its option and in its discretion,

(a) to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Aggregate Commitments and payment in full of all Obligations (other than contingent indemnification obligations not yet accrued and payable) and the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the L/C Issuer shall have been made), (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) if approved, authorized or ratified in writing in accordance with Section 10.01 hereof;

(b) to release any Guarantor from its obligations under a Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder; and

(c) to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Sections 7.01(g).

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.10. In each case as specified in this Section 9.10, the Administrative Agent will, at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to release such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.10.

The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

9.11 Secured Cash Management Agreements and Hedge Agreements. No Lender Counterparty that obtains the benefits of Section 8.03 or any Collateral by virtue of the provisions hereof or of any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Secured Obligations arising under Secured Cash Management Agreements and Hedge Agreements except to the extent expressly provided herein and unless the Administrative Agent has received written notice of such Secured Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Lender Counterparty.

9.12 Withholding Taxes. To the extent required by any applicable Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any other authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender for any reason (including, without limitation, because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding tax ineffective), such Lender shall indemnify and hold harmless the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Borrower and without limiting or expanding the obligation of the Borrower to do so) for all amounts paid, directly or indirectly, by the Administrative Agent as Taxes or otherwise, including any interest, additions to tax or penalties thereto, together with all expenses incurred, including legal expenses and any other out-of-pocket expenses, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Government Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.

9.13 Lender ERISA Representation.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that:

(i) none of the Administrative Agent, any Arranger or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto),

(ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50,000,000, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E),

(iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations),

(iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Letters of Credit, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and

(v) no fee or other compensation is being paid directly to the Administrative Agent, any Arranger or any of their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Letters of Credit, the Commitments or this Agreement.

(c) The Administrative Agent and the Arranger hereby inform the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

ARTICLE X

MISCELLANEOUS

10.01 Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a) extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender;

(b) postpone any date scheduled for any payment of principal or interest under Sections 2.05 or 2.06, or any date fixed by the Administrative Agent for the payment of fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document including but not limited to the Maturity Date without the written consent of each Lender entitled to such payment;

(c) reduce the principal of, or the rate of interest specified herein on or any Loan, L/C Borrowing or (subject to clause (iv) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to such amount; provided, however, that only the consent of the Required Lenders shall be necessary (i) to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest at the Default Rate or (ii) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or L/C Borrowing or to reduce any fee payable hereunder;

(d) change any provision of Section 8.03 so as to alter the manner of application of any payment in respect of the Obligations or proceeds of Collateral, in each case without the written consent of each Lender directly affected thereby;

(e) waive any condition (including by virtue of any amendment, consent or waiver that otherwise would cause a condition that would not have been satisfied to be satisfied) set forth in (i) Section 4.02 as to any Credit Extension under the Revolving Credit Facility without the written consent of the Required Revolving Lenders or (ii) Section 4.03 as to any Credit Extension of a Delayed Draw Term Loan without the written consent of the Required Term A Lenders.

(f) change (i) any provision of this Section 10.01 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender or (ii) the definition of “Required Revolving Lenders” or “Required Term A Lenders” without the written consent of each Lender under the applicable Facility;

(g) release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender;

(h) release either (i) Holdings from the Parent Guaranty or (ii) all or substantially all of the value of the Guarantees of the Subsidiaries under the Subsidiary Guaranty, in each case without the written consent of each Lender; or

(i) impose any greater restriction on the ability of any Lender to assign any of its rights or obligations hereunder without the written consent of the Required Lenders; and provided further that (i) no amendment, waiver or consent shall, unless in writing and signed by the affected L/C Issuer in addition to the Lenders required above, affect the rights or duties of the L/C Issuer under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Swing Line Lender in addition to the Lenders required above, affect the rights or duties of the Swing Line Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by an Agent in addition to the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, such Agent under this Agreement or any other Loan Document; (iv) Section 10.06(h) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; and (v) the Fee Letters may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender.

10.02 Notices and Other Communications; Facsimile Copies.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Borrower, the Administrative Agent, the L/C Issuer or the Swing Line Lender, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and

(ii) if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified on its signature page hereto, or such other office of such Lender as may be designated in writing to the Administrative Agent and the Borrower by such Lender.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent, the Swing Line Lender, the L/C Issuer or the Borrower may each, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Change of Address, Etc. Each of the Borrower, the Administrative Agent, the L/C Issuer and the Swing Line Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrower and the Administrative Agent.

(d) Reliance by Administrative Agent, L/C Issuer and Lenders. The Administrative Agent, the L/C Issuer and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices, Letter of Credit Applications and Swing Line Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower (in the absence of the gross negligence or willful misconduct of such Person). All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

10.03 No Waiver; Cumulative Remedies. No failure by any Lender, the L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders and the L/C Issuer; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) the L/C Issuer or the Swing Line Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as al L/C Issuer or Swing Line Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 10.08 (subject to the terms of Section 2.13), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

10.04 Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. The Borrower agrees to pay on demand (i) all costs and expenses of each Agent and the Arranger in connection with the preparation, execution, delivery, administration, modification and amendment of, or any consent or waiver under, the Loan Documents (including, without limitation, (A) all due diligence, collateral review, syndication, transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and expenses and (B) the reasonable fees and expenses of one primary U.S. counsel, one primary Canadian counsel and reasonably necessary local and/or regulatory counsel (limited to one regulatory counsel in any reasonably necessary specialty and to one local counsel in each reasonably necessary jurisdiction) for the Agents and the Arrangers with respect thereto, with respect to advising such Agent as to its rights and responsibilities, or the perfection, protection or preservation of rights or interests, under the Loan Documents, with respect to negotiations with the Loan Parties or with other creditors of the Loan Parties arising out of any Default or any events or circumstances that may give rise to a Default and with respect to presenting claims in or otherwise participating in or monitoring any bankruptcy, insolvency or other similar proceeding involving creditors’ rights generally and any proceeding ancillary thereto) and (ii) all costs and expenses of each Agent, the Arranger, each Lender and the L/C Issuer (and each Related Party of each Agent, the Arranger and each Lender) in connection with the enforcement of the Loan Documents, whether in any action, suit or litigation, or any bankruptcy, insolvency or other similar proceeding affecting creditors’ rights generally (including the fees, charges and disbursements of (A) one primary U.S. counsel and one primary Canadian counsel for the Agents, the Arranger, the Lenders and the L/C Issuer, (B) one local counsel in each relevant jurisdiction, (C) one special or regulatory counsel in each relevant specialty and (D) in the case of any actual or perceived conflict of interest with respect to any of the counsel identified in clauses (A) through (C) above, one additional counsel to each group of affected Persons similarly situated, taken as a whole (which in the case of clause (C) shall allow for up to one additional counsel in each relevant specialty)).

(b) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each other Agent, each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of (A) one primary U.S. counsel and one primary Canadian counsel for the Indemnitees (taken as a whole), (B) one local counsel in each relevant jurisdiction, (C) one special or regulatory counsel in each relevant specialty and (D) in the case of any actual or perceived conflict of interest with respect to any of the counsel identified in clauses (A) through (C) above, one additional counsel to each group of affected Persons similarly situated, taken as a whole (which in the case of clause (C) shall allow for up to one additional counsel in each relevant specialty)), and shall indemnify and hold harmless each Indemnitee from all fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates, or any Environmental Liability related in any way to Holdings or any of its Subsidiaries, Minority Investments or Professional Services Affiliates, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party or any of the Borrower’s or such Loan Party’s directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents is consummated, in all cases, whether or not caused by or arising, in whole or in part, out of the comparative, contributory or sole negligence of the Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party have obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(c) Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to the

Administrative Agent (or any sub-agent thereof), the L/C Issuer, the Swing Line Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the L/C Issuer, the Swing Line Lender or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) the L/C Issuer or the Swing Line Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), the L/C Issuer or the Swing Line Lender in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.12(c).

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, the Borrower shall not assert, and the Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f) Survival. The agreements in this Section shall survive the resignation of the Administrative Agent, the L/C Issuer and the Swing Line Lender, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

10.05 Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

10.06 Successors and Assigns.

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.06(b), (ii) by way of participation in accordance with the provisions of Section 10.06(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.06(f), or (iv) to an SPC in accordance with the provisions of Section 10.06(h) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the L/C Issuer and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment, the Loans, participations in L/C Obligations and in Swing Line Loans); provided that (i) except in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000 (with respect to assignments of the Revolving Credit Facility) or $1,000,000 (with respect to assignments of either Term Facility), (ii) each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed and, in any case, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof), (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (iii) shall not (A) apply to the Swing Line Lender’s rights and obligations in respect of Swing Line Loans or (B) prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis (it being understood that after the First Amendment Effective Date and during the Delayed Draw Availability Period, any assignment of the Term A Facility will include both outstanding Initial Term A Loans and unfunded Delayed Draw Term Commitments on a ratable basis), (iv) any assignment of a Revolving Credit Commitment must be approved by the Administrative Agent unless the Person that is the proposed assignee is itself a Revolving Credit Lender (whether or not the proposed assignee would otherwise qualify as an Eligible Assignee), and (v) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that (A) no such fee shall be payable in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender and (B) in the case of contemporaneous assignments by a Lender to one or more Funds managed by the same investment advisor (which Funds are not then Lenders hereunder), only a single such $3,500 fee shall be payable for all such contemporaneous assignments. Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 10.04 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.06(d). In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon). Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

(c) Consents. No consent shall be required for any assignment except any consent in proviso (i) to clause (b) above regarding minimum assignment amounts and:

(i) the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof;

(ii) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i) any unfunded Term Commitment or any Revolving Credit Commitment if such assignment is to a Person that is not a Lender with a Commitment in respect of the applicable Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender or (ii) any Term Loan to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund; and

(iii) the consent of the L/C Issuer and the Swing Line Lender (such consent not to be unreasonably withheld or delayed) shall be required for any assignment in respect of the Revolving Credit Facility.

(d) Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Agents and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. In addition, the Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or other substantive change to the Loan Documents is pending, any Lender may request and receive from the

Administrative Agent a copy of the Register. It is the intention of this Agreement that the Loans will be in registered form for United States federal income tax purposes and this Agreement shall be interpreted to further that intention.

(e) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, a Defaulting Lender or Holdings or any of Holdings’ Affiliates or Subsidiaries, Minority Investments or Professional Services Affiliates) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations and/or Swing Line Loans) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 that directly affects such Participant. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.06(b). To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.11 as though it were a Lender. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 10.13 with respect to any Participant. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(f) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Sections 3.04 or 3.01 with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

(g) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(h) Resignation as L/C Issuer or Swing Line Lender after Assignment. Notwithstanding anything to the contrary contained herein, if at any time BBVA or any other L/C Issuer assigns all of its Revolving Credit Commitment and Revolving Credit Loans pursuant to Section 10.06(b), (i) such Person may, upon 30 days’ notice to the Borrower and the Lenders, resign as an L/C Issuer and/or (ii) BBVA may, upon 30 days’ notice to the Borrower, resign as Swing Line Lender. In the event of any such resignation as an L/C Issuer or Swing Line Lender, the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swing Line Lender hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of BBVA or the applicable L/C Issuer as an L/C Issuer or Swing Line Lender, as the case may be. If BBVA or any other L/C Issuer resigns as an L/C Issuer, it shall retain all the rights, powers, privileges and duties of the L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)). If BBVA resigns as Swing Line Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c). Upon the appointment of a successor L/C Issuer and/or Swing Line Lender, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swing Line Lender, as the case may be, and (b) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements reasonably satisfactory to BBVA to effectively assume the obligations of BBVA with respect to such Letters of Credit.

(i) Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including without limitation Assignment and Assumptions, amendments or other Committed Loan Notices, Swing Line Loan Notices, waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.

(j) Notwithstanding anything to the contrary contained herein, any Lender other than a Lender that is then a Defaulting Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.11. Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 3.04), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this

Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the Laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee of $3,500, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

10.07 Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its Affiliates and to its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it; (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process; (d) to any other party to this Agreement; (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder; (f) subject to an agreement containing provisions substantially the same as those of this Section 10.07, to (i) any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any direct or indirect contractual counterparty or prospective counterparty (or such contractual counterparty’s or prospective counterparty’s professional advisor) to any credit derivative transaction relating to obligations of the Loan Parties; (g) with the consent of the Borrower; (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 10.07 or (y) becomes available to the Administrative Agent, any Lender, or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower; (i) to any state, Federal or foreign authority or examiner (including the National Association of Insurance Commissioners or any other similar organization) regulating any Lender; or (j) to any rating agency when required by it (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Lender). In addition, the Administrative Agent, and the Lenders may disclose the existence of this Agreement and information about this Agreement (A) to market data collectors, similar service providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments, and the Credit Extensions and (B) in advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as it may choose, and the circulation of similar promotional materials, on and following the First Amendment Effective Date in the form of a “tombstone” or otherwise, containing information customarily included in such advertisements and materials, including (i) the names of the Borrower and the Loan Parties (or any of them), (ii) the Documentation Agents and their respective Affiliates’ titles and roles in connection with the Transactions and (iii) the amount, type and closing date of the Commitments and the Loans. For the purposes of this Section, “Information” means all information received from any Loan Party relating to any Loan Party or its business, other than any such information that is available to the Administrative Agent, or any Lender on a nonconfidential basis prior to disclosure by any Loan Party; provided that, in the case of information received from a Loan Party after the date hereof, such information is clearly identified in writing at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 10.07 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.08 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, or any such Affiliate to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness, provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.12 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, the Administrative Agent and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, or their respective Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.09 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (including without limitation, the Criminal Code (Canada)) (the “Maximum Rate”). If any Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by an Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

10.10 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by each Agent and each Lender, regardless of any investigation made by any Agent or any Lender or on their behalf and notwithstanding that any

Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied shall remain outstanding.

10.12 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, the L/C Issuer or the Swing Line Lender, as applicable, then such provisions shall be deemed to be in effect only to the extent not so limited.

10.13 Replacement of Lenders. If any Lender requests compensation under Section 3.04, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender is a Defaulting Lender or if any other circumstance exists hereunder that gives the Borrower the right to replace a Lender as a party hereto, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.06), all of its interests, rights (other than its existing rights to payments pursuant to Section 3.01 or Section 3.04) and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a) the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.06(b);

(b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter; and

(d) such assignment does not conflict with applicable Laws.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

10.14 Governing Law; Jurisdiction; Etc.

(a) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) SUBMISSION TO JURISDICTION. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) WAIVER OF VENUE. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH LOAN PARTY A PARTY HERETO (OTHER THAN HOLDINGS) HEREBY IRREVOCABLY APPOINTS HOLDINGS, AND HOLDINGS HEREBY IRREVOCABLY APPOINTS CT CORPORATION (THE “PROCESS AGENT”) IN EACH CASE TO RECEIVE, FOR IT AND ON ITS BEHALF, SERVICE OF PROCESS IN ANY PROCEEDINGS HEREUNDER. IF FOR ANY REASON THE PROCESS AGENT IS UNABLE TO ACT AS SUCH, HOLDINGS SHALL WITHIN THIRTY (30) DAYS APPOINT A SUBSTITUTE PROCESS AGENT LOCATED IN THE STATE OF NEW YORK AND SHALL GIVE NOTICE OF SUCH APPOINTMENT TO THE AGENTS.

10.15 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT

IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.16 USA Patriot Act and Canadian AML Acts’ Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act or any Canadian AML Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party, information concerning its direct and indirect holders of Equity Interests and other Persons exercising Control over it, and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the USA Patriot Act and the Canadian AML Acts. Each Loan Party shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act and the Canadian AML Acts.

10.17 Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

10.18 Additional Titles. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Lead Arranger and Bookrunner shall have no duties or responsibilities in their capacity as such hereunder and such Persons shall not have or be deemed to have any fiduciary relationship with any Lender, and no implied responsibilities, duties or obligations of the Lead Arranger or Bookrunner shall be construed to exist in this Agreement or any other Loan Document.

10.19 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Loan Party in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent or any Lender from any Loan Party in the Agreement Currency, such Loan Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent or any Lender in such currency, the Administrative Agent or such Lender, as the case may be, agrees to return the amount of any excess to such Loan Party (or to any other Person who may be entitled thereto under applicable Law).

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AKUMIN INC., as Holdings

By:
Name:
Title:

AKUMIN CORP., as the Borrower

By:
Name:
Title:

[SIGNATURES CONTINUED ON NEXT PAGE]

[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

COMPASS BANK, as Administrative Agent

By:
Name:
Title:

[SIGNATURES CONTINUED ON NEXT PAGE]

[SIGNATURES CONTINUED FROM PREVIOUS PAGE]

COMPASS BANK, as a Lender

By:
Name:
Title:

By:
Name:
Title:

Lending Office:

[___]

Notices:

[___]

[SIGNATURES CONTINUED ON NEXT PAGE][1]

[1]	NTD: Additional Lender signature pages to be provided.

Annex II

(Amendment No. 1 to Loan Documents)

[Schedules to Credit Agreement]

See attached.

Annex II

SCHEDULES TO THE CREDIT AGREEMENT

(as amended by the First Amendment to Loan Documents dated as of May 31, 2019)

Dated as of August 15, 2018

among

AKUMIN INC.,

as Holdings,

AKUMIN CORP.,

as the Borrower,

COMPASS BANK d/b/a BBVA COMPASS

as Administrative Agent, Swing Line Lender and L/C Issuer,

the Other Lenders Party Hereto

and

BBVA SECURITIES INC., as Lead Arranger and Sole Bookrunner

[REDACTED FOR CONFIDENTIALITY REASONS]

Schedule 2.01

Commitments and Applicable Percentages

Revolving Credit Lender	Revolving Credit Commitment	Applicable Percentage (Revolving Credit Facility)
Compass Bank	$30,000,000.00	60.000000000%
The Bank of Nova Scotia	$8,000,000.00	16.000000000%
BankUnited, N.A.	$7,000,000.00	14.000000000%
National Bank of Canada	$5,000,000.00	10.000000000%

Total:	$50,000,000.00	100.000000000%

Term Lender	Term Commitment	Applicable Percentage (Term Facility)
The Bank of Nova Scotia	$7,000,000.00	43.750000000%
BankUnited, N.A.	$6,000,000.00	37.500000000%
National Bank of Canada	$3,000,000.00	18.750000000%

Total:	$16,000,000.00	100.000000000%

Term A Lender	Term A Commitment	Applicable Percentage (Term A Facility)
The Bank of Nova Scotia	$25,000,000.00	50.000000000%
National Bank of Canada	$13,000,000.00	26.000000000%
BankUnited, N.A.	$12,000,000.00	24.000000000%

Total:	$50,000,000.00	100.000000000%

Term B Lender	Term B Commitment	Applicable Percentage (Term B Credit Facility)
Whitehorse Capital Management, LLC	$100,000,000.00	37.593984962%
Compass Bank	$90,000,000.00	33.834586466%
BankUnited, N.A.	$10,000,000.00	3.759398496%
Comvest Capital IV, L.P.	$51,391,500.00	19.320112782%
A-CAP Investments Rated LLC	$5,000,000.00	1.879699248%
Great Lakes KCAP F3C Senior, LLC	$3,750,000.00	1.409774436%
Comvest Capital IV (Luxembourg) Master Fund, SCSP	$3,608,500.00	1.356578947%
Great Lakes KCAP Funding I, LLC	$2,250,000.00	0.845864662%

Total:	$266,000,000.00	100.000000000%

SCHEDULE 10.02

ADMINISTRATIVE AGENT’S OFFICE,

CERTAIN ADDRESSES FOR NOTICES

BORROWER:

AKUMIN INC., as Holdings,

AKUMIN CORP., as Borrower

8300 W. Sunrise Boulevard

Plantation, FL, 33322

Attention:	Riadh Zine
Telephone:	954-577-6000
Facsimile:	954-577-5816
Electronic Mail:	riadh.zine@akumin.com

ADMINISTRATIVE AGENT:

For payments and Requests for Credit Extensions:

Administrative Agent’s Office (

Attention:	LD&FC Agency Services
Facsimile:	205-524-9604
Electronic Mail: ldfcagencyservices.us@bbva.com]

USD PAYMENT INSTRUCTIONS:

Bank Name:	Compass Bank
Address:	8333 Douglas Ave, 2nd FL, Dallas, TX 75225
ABA #:	113010547

Account Name: Agency Services Wire GL

Account Number: 90173032

Attn: Agency Services

Reference: Akumin Corp.

For delivery of financial statements and Compliance Certificates pursuant to Sections 6.01 and 6.02:

Kyle L. Sederstrom

BBVA Compass - Middle Market

Vice President - Corporate Relationship Manager

Fort Worth - Two Museum Place

3131 West 7th Street, Suite 200

Fort Worth, Texas 76107

Telephone:	817 735 0979
Facsimile:	817 375 3535
Electronic Mail: kyle.sederstrom@bbva.com

For delivery of other Notices to Administrative Agent:

COMPASS BANK d/b/a BBVA COMPASS

Attention:         Kyle Sederstrom

Electronic Mail: ldfcagencyservices.us@bbva.com, kyle.sederstrom@bbva.com, and

ny.us.syndicated.finance.group@bbva.com.